UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 August 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields H1
2020
Results

2
FRONT PAGE
2020 is a year that will be remembered for generations to come, with
COVID-19 changing the world as we know it. It has challenged our lives and our business in every way and will continue to do so in the coming months. However, we are proud of the resilience of our teams across our business who have prioritised the health and well-being of our people and the communities in which we operate. While some of our operations have been disrupted, we have managed to limit the impact on production for the group – a remarkable achievement indeed. A bittersweet respite for gold companies has been the rise in this safe haven metal to record levels. We are pleased to report that we have delivered this higher gold price in our H1 2020 results.
Regrettably, South Deep recorded one fatal accident during H1 2020.
On 3 June 2020, Mr. Abel Magajane a shaft timberman lost his life while doing repair work on the Shaft orepass shoot, by falling down the ore-
pass and subsequently succumbing to his injuries. Our sincere condolences go to his family, friends and work colleagues.
A Group Exco COVID-19 Crisis Management Team has met regularly since mid-March 2020 to coordinate actions to mitigate the impact of the pandemic on operations. Support to employees and contractors on how
COVID-19 impacts them, with continued attention to their health and wellness, have been a key focus. Regional and site committees have performed similar roles. The table that follows provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.
COVID-19 report (as at 17 August 2020)
Total
Tested
20,091
Positive
1,443
Negative
17,935
Awaiting results*
719
Active cases*
658
Hospitalised*
13
Recovered
784
Died
3
*Note: “Awaiting results” and “Active cases” and “Hospitalised” refers to the current figures; the numbers include COVID-19 cases at Galiano Gold/Asanko
As at 17 August 2020, Gold Fields has had a total of 1,443 COVID-19 positive cases among employees and contractors. Currently, active cases are 658, of which 13 are receiving care in hospitals. The relatively large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru,
Ghana and South Africa. Testing among our workforce is also more stringent than in public health facilities in these countries. There have been no cases to date at our Australian mines.
One employee at Cerro Corona and one contractor at South Deep have died as a result of their COVID-19 infections. We cannot name them –
for personal and regulatory reasons. It is also with deep sadness that we report the passing of our JV partner Galiano Gold’s Chief Operating
Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. Our heartfelt condolences go out to the families, friends and colleagues of these three men.
JOHANNESBURG. 20 August 2020: Gold Fields Limited (NYSE
& JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2020 of US$156m (US$0.18 per
share).This compared with profit of US$71m (US$0.09 per share) for the six months to 30 June 2019.Normalised profit of US$323m for the six months to 30 June 2020 compared with profit of US$126m for the six months to 30 June 2019.
An interim dividend of 160 SA cents per share (gross) is payable on 14
September 2020.
END OF FRONT PAGE
Attributable gold equivalent production for the six months ended
30 June 2020 increased marginally YoY to 1,087koz (H1 2019:
1,083koz), with the contribution from Gruyere and increased production days, largely offset by the impact of COVID-19 stoppages at South
Deep and Cerro Corona, as well as the impact of the lower copper price at Cerro Corona, which resulted in lower gold equivalent ounces.
The increase in production days relates to a decision that was taken, during Q2 2020, to align the production month-end with the calendar month-end, which resulted in an extra 10 production days in H1 2020.
These 10 extra production days also impacted Q2 2020. This once-off adjustment has no impact on H2 2020.
The impact of the extra production days is estimated at 45koz, while the lost production from COVID-19-related stoppages is approximately
42koz, comprising South Deep at 24koz and Cerro Corona at 18koz.
The impact of the lower copper price on Cerro Corona is estimated at
13koz for H1 2020.
All-in sustaining costs (AISC) for the Group for H1 2020 of US$987/oz, compared to US$891/oz in H1 2019, an increase of 11% YoY, driven by an increase in net operating costs (mainly driven by a move of waste tonnes from capital to operating costs at Damang following intersection of the main orebody), sustaining capital expenditure and royalties
(approximately US$15/oz) as well as lower by-product credits (due to the lower copper price). COVID-19 related costs are estimated at approximately US$20/oz for H1 2020 and are embedded in the AISC.
All-in cost (AIC) for H1 2020 were 4% lower YoY at US$1,065/oz
(H1 2019: US$1,106/oz) as project capital was US$137m lower in
H1 2020 compared to H1 2019, which more than offset the increases relating to AISC, discussed above.
We are pleased to report that Gold Fields delivered the higher gold price to the bottom line. Normalised earnings for the six months ended June
2020 more than doubled YoY to US$323m or US$0.37 per share
compared to US$126m or US$0.15 per share for the six months ended
June 2019.
In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend of
160 SA cents per share which compared with the 2019 total dividend of
160 SA cents per share.
Strong cash generation and further improved balance
sheet
The benefits of the new projects as well as the higher gold price were clearly evident during the first six months of 2020. During H1 2020, Gold
Fields, generated net cash flow of US$320m for the six month period
(after taking into account all costs in the business including debt service costs and all project capex), which compares to the net cash flow of
US$80m in H1 2019. Looking at the core operations, the group generated net cash flow of US$405m in H1 2020, which compares to
US$229m in H1 2019.
As reported in 2019, Gold Fields adopted the new lease standard (IFRS
16) on 1 January 2019, which impacted the reporting of net debt and the net debt to EBITDA ratio. There was a further decrease in the net debt balance during H1 2020, with the net debt balance at the end of
June 2020 at US$1.24bn and a net debt to EBITDA ratio of 0.84x. This compares with a net debt balance of US$1.66bn and a net debt to
EBITDA ratio of 1.29x at the end of December 2019. Excluding lease liabilities, the core net debt was US$876m at the end of H1 2020.
In July 2020, US$870m of the US$1,200m bank facilities were extended by one year. The facilities will run as follows:
• Tranche A: US$600m up to 25 July 2022 then US$435m from 26 July
2022 to 25 July 2023;
• Tranche B: US$600m up to 25 July 2024 then US$435m from 26
July 2024 to 25 July 2025.
Regional overview
Ghana
Total production decreased by 4% to 420koz for the six months ended
30 June 2020 from 438koz for the six months ended 30 June 2019 mainly due to decreased production at Damang following the
completion of the Amoanda pit in H1 2019. Encouragingly, mining in the main Damang pit transitioned through the bulk of the Huni Sandstone during H1 2020, with minimal volumes of Huni Sandstone remaining.
Mining at Damang will therefore be concentrated in the higher-grade and more consistent Tarkwa Phyllite deposits during H2 2020, which should result in a notable increase in production at the mine during the second half of the year. The percentage ore mined from the Tarkwa
Phylite deposits increased to 35% in the June quarter from 20% in the

Gold Fields H1
2020
Results

3
March quarter, and is expected to be at 30% in the second half of the year.
All-in cost increased by 9% to US$1,093/oz for the six months ended 30
June 2020 from US$1,007/oz for the six months ended 30 June 2019.
The region produced net cash flow (excluding Asanko) of US$139m for the six months ended 30 June 2020 compared to US$72m for the six months ended 30 June 2019. Gold Fields received US$37.5m on the redemption of preference shares from Asanko for the six months ended
30 June 2020, which if included, brings the total cash flow for the region for the six months ended 30 June 2020 to US$176.7m.
Australia
Gold Fields’ Australian operations delivered another strong operational performance in H1 2020. Gold production increased by 14% to 494koz in the six months to 30 June 2020 from 435koz in the six months to June
2019, mainly due to the inclusion of Gruyere where commercial levels of production were reached at the end of September 2019.
All-in cost (which included capital expenditure on Gruyere) decreased by 13% to A$1,463/oz (US$960/oz) in H1 2020 from A$1,677/oz
(US$1,185/oz) in H1 2019.
The region reported net cash flow of A$317m (US$208m) for the six months ended 30 June 2020 compared with A$130m (US$92m) for the six months ended 30 June 2019.
Peru
The Cerro Corona operation was significantly impacted by the COVID-
19 pandemic during H1 2020, particularly during the June quarter.
Equivalent gold production decreased by 31% to 108,700oz for the six months ended 30 June 2020 from 157,100oz for the six months ended
30 June 2019 underpinned by lower gold and copper grades processed due to the COVID-19 restrictions (18Koz), together with a lower price factor (13Koz), as well as lower grades mined in line with the current year plan.
All-in cost per equivalent ounce increased by 41% to US$984 per equivalent ounce for the six months ended 30 June 2020 from US$698 per equivalent ounce for the six months ended 30 June 2019 due to lower equivalent ounces sold and higher capital expenditure.
Despite the challenges, Cerro Corona generated net cash flow of
US$49m for the six months ended 30 June 2020 compared to
US$52m for the six months ended 30 June 2019.
South Africa
South Deep was also severely impacted by the COVID-19 pandemic and related lockdown restrictions during H1 2020, with most of the impact felt during the second quarter. The mine was placed on care and maintenance for the first month of Q2 2020 and operated well below its full labour complement for the remainder, in compliance with government-imposed restrictions. Despite this, South Deep showed improvements in most measures during H1 2020 compared to H1 2019, largely due to the fact that H1 2019 was subject to organisational realignment post the labour restructuring and industrial action in H2
2018.
Gold production at South Deep increased by 10% to 3,123kg
(100,400oz) in H1 2020 from 2,851kg (91,700oz) in H1 2019. All-in cost decreased by 6% to R654,537/kg (US$1,234/oz) in H1 2020 from
R698,982/kg (US$1,529/oz) in H1 2019 driven by higher gold sold and lower capital expenditure.
Despite the impacts of the COVID-19 lockdown, South Deep generated a net cash inflow of R79m (US$5m) for the six months ended 30 June
2020 compared to an outflow of R238m (US$18m) for the six months ended 30 June 2019.
Update on Salares Norte
The Salares Norte project was relatively unaffected by the COVID-19 pandemic and largely stuck to the project schedule during H1 2020. At the end of June 2020, engineering progress was 74.7% compared to plan of 76.0% and is on track to be at 100% by the end of the year.
Phase 1 of the camp construction was 80.8% complete at the end of the end of June 2020 versus plan of 84.3% and is on schedule to be completed during Q3 2020.
In addition to the Phase 1 camp construction, various construction activities were initiated during H1 2020, including fabrication of the SAG and Ball mills, which began in May. The mass earthworks contract was awarded at the end of May and construction of the diversion channels started in June. The mining contract was also awarded during the quarter.
At the end of the June quarter 61% of the project Estimate at Completion
(EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.
In total, 8,458 metres were drilled as part of the District exploration programme during H1 2020 compared to plan of 9,084 metres. The shortfall in exploration metres was due to the fact that drilling activities were stopped at the end of Q1 2020 and the exploration team moved off-site in response to the COVID-19 pandemic. The plan is to recover the shortfall during Q3 2020.
A total of US$44m was spent on the project during H1 2020. In March
2020, a total notional amount of US$544.5m was hedged at a rate of
US$/CLP836.45 for the period July 2020 to December 2022.
Guidance and outlook for the remainder of 2020
While we have seen new records for the gold price in recent weeks, we continue to run and plan our business at lower gold prices. For our next reserve declaration at year-end we expect to use a gold price assumption of US$1,300/oz up from US$1,200/oz used in recent years.
In addition, we maintain a strong focus on cost containment and aim to continue to deliver the higher gold price to the bottom line. We expect to use the strong cash flows generated by the business to continue to delever the balance sheet; pay dividends in line with our policy; and fund the construction of Salares Norte. Our approach will continue to be reasonably cautious as we do not know what challenges await us in the post-COVID-19 world.
As reported with our Q1 2020 operating update, given the uncertainty surrounding the path that the COVID-19 virus might take going forward, together with the impact that this would have on production, we have only adjusted the full year guidance to take into account the production losses estimated for South Deep and Cerro Corona. Attributable equivalent gold production for 2020 for the Group is expected to be between 2.200Moz and 2.250Moz (original guidance: 2.275Moz –
2.315Moz).
In light of the increase in costs in H1 2020, we are increasing our cost guidance for the year. AISC is expected to be between US$960/oz and
US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz – US$1,055/oz). The revised cost guidance is based on an estimated rand exchange rates of R17.00/US$1.00 and
US$0.70/A$1.00 for H2 2020. Increased royalties (due to the higher gold price) account for US$15/oz of the cost increase, while COVID-
19-related costs account for US$10/oz.
Potential further COVID-19 related disruptions increases the risk to
Group production and cost guidance.
Business for South Africa
Gold Fields welcomes the accelerated economic recovery strategy aimed at achieving higher levels of economic growth post COVID-19, published by Business for South Africa (B4SA) in July. We believe the emphasis should be on the SA government to provide the economic leadership in a social and economic compact with business and organised labour to create a more stable regulatory and operating environment that is conducive to private sector investment. For the mining sector this means providing clarity around key aspects of the
Mining Charter and associated legislation.

Nick Holland
Chief Executive Officer
20 August 2020

Gold Fields H1
2020
Results
4
Key statistics
United States Dollars
Quarter
Six months ended
Figures in millions unless otherwise stated
June
2020
March
2020
June
2019
June
2020
June
2019
Gold produced*
oz (000)
550
537
541
1,087
1,083
Tonnes milled/treated
000
11,227
10,346 9,037
21,573
17,915
Revenue (excluding Asanko)
US$/oz
1,709
1,561 1,297
1,637
1,298
Cost of sales before gold inventory change
and amortisation and depreciation
(excluding Asanko)
US$/tonne
35
39
42
37
42
All-in sustaining costs
#
US$/oz
998
975
910
987
891
Total all-in cost
#
US$/oz
1,070
1,060 1,132
1,065
1,106
Net debt
US$m
1,239
1,260 1,794
1,239
1,794
Net debt to EBITDA ratio
US$m
0.84
1.59
Cash flow from operating activities less net
capital expenditure, environmental
payments, lease payments and redemption
of Asanko preference shares
US$m
320.3
80.1
Profit attributable to owners of the
parent
US$m
155.5
70.5
Profit per share attributable to owners of
the parent
US c.p.s.
18
9
Headline earnings attributable to owners
of the parent
US$m
173.4
39.9
Headline earnings per share attributable
to owners of the parent
US c.p.s.
20
5
Normalised profit attributable to owners
of the parent
US$m
323.4
126.2
Normalised profit per share attributable
to owners of the parent
US c.p.s.
37
15
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
#
Refer to pages 40 and 41.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE SIX MONTHS ENDED 30 JUNE 2020
Number of shares in issue
NYSE – (GFI)
– at 30 June 2020
883,333,518
Range – Quarter
US$4.00 – US$9.40
– average for the six months
873,849,687
Average volume – Six months
8,171,601 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Quarter
ZAR63.97 – ZAR163.12
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Six months
4,529,610 shares/day

CERTAIN FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• changes in the market price of gold, and to a lesser extent copper and silver;
• material changes in the value of Rand and non-U.S. dollar currencies;
• difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
• the ability of the Group to comply with requirements that it provide benefits to affected communities;
• the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
• the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
• changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
• supply chain shortages and increases in the prices of production imports;
• changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
• the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
• loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• regulation of greenhouse gas emissions and climate change;
• high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
• the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
• the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
• the occurrence of future acid mine drainage related pollution;
• geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
• economic, political or social instability in the countries where Gold Fields operates;
• downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
• reliance on outside contractors to conduct some of its operations;
• ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
• the inability to modernise operations and remain competitive within the mining industry;
• the effects of regional re-watering at South Deep;
• the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
• actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
• the occurrence of labour disruptions and industrial actions;
• the adequacy of the Group’s insurance coverage;
• financial flexibility could be limited by South African exchange control regulations;
• difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
• the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
• the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
• the identification of a material weakness in disclosure and internal controls over financial reporting;
• difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
• liquidity risks in trading ordinary shares on JSE Limited;
• Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
• shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Six months ended 30 June 2020 compared with the six
months ended 30 June 2019
Results for the Group
Safety
It is with deep sadness that we have to report that Abel Magajane, a shaft timber man, succumbed from injuries sustained after falling down an underground reef ore-pass at South Deep on 3 June 2020. At South
Deep a contractor has also died as a result of his COVID-19 infection.
We cannot name him – at the request of his family – but our heartfelt condolences go out to his and Abel’s families, friends and colleagues.
Our goal is no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. The total recordable injury frequency rate (TRIFR) for the Group regressed to 2.54 for the six months ended 30 June 2020 from 2.21 for the six months ended
30 June 2019.
Six months
Year
Safety
H1 19
H2 19
H1 20
FY 19
Fatalities
1
0
1
1
TRIFR
1
2.21
2.18
2.54
2.19
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.

Gold Fields H1
2020
Results
6
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
Environmental
No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2020, as was also the case for the six months ended 30
June 2019.
The Global Industry Standard on Tailings Management (GISTM) was
officially launched on 5 August 2020 by the Principles for Responsible
Investment, the United Nations Environment Programme and the
International Council on Mining & Metals (ICMM), of which we are a member. We will now begin the process of aligning our already stringent standards with the GISTM within the agreed five-year implementation period. A gap analysis against the new standard does not show material weaknesses in our current processes.
Fresh water withdrawal was 5.61 gigalitres for the six months ended 30
June 2020 compared with 7.67 gigalitres for the six months ended 30
June 2019 mainly due to a decrease in water withdrawal at Tarkwa and
Cerro Corona because of increased recycling/reuse at both operations.
Water recycled/reused was 70% of total water use for the six months ended 30 June 2020, higher than the 68% for the six months ended 30
June 2019, because process water is now reused for cooling at the power plant and for mixing explosives and some chemicals at Tarkwa and optimised recycling/reuse at Cerro Corona during the dry season.
Group energy spend was US$126m (16% of operating costs) for the six months ended 30 June 2020 compared with US$145m (21% of
operating costs) for the six months ended 30 June 2019, driven by lower fuel spend following the oil price decline during Q2. For the six months ended 30 June 2020 energy savings of 440 terajoules were achieved
(69% of our 2020 target of 640 terajoules) and 7% of H1 energy consumption).
Scope 1 and 2 CO
2
emissions were 0.72 million tonnes for the six
months ended 30 June 2020 compared with 0.70 million tonnes for the six months ended 30 June 2019, as a result of Gruyere being
commissioned, despite lower emissions at Agnew. CO emissions
intensity increased to 8.0kg CO   e/t mined from the 7.2kg CO   e/t
reported for the six months to 30 June 2019.
2
2
The Granny Smith and Agnew microgrids in Australia were
commissioned during H1 2020. Agnew is supplied power by 18MW wind turbines, 16MW gas turbines, 4MW solar and 14MWh battery energy storage system. Granny Smith has a 7MW solar power plant
supplementing the gas power plant. During H1 2020, renewable electricity averaged 34% of total energy supply at Agnew and 4% at
Granny Smith, with renewables contributing 2% of total Group electricity. As part of the construction of our Salares Norte mine in Chile, to commence in Q4 2020, a 7MW solar power plant will be developed.
Gold Fields is still seeking to expedite the regulatory process for a
40MW solar plant at its South Deep mine in South Africa.
Gold Fields published its second climate change report for the 2019 financial year in line with the recommendations of the Task force on
Climate-related Financial Disclosures (TCFD). Gold Fields has also included the Sustainability Accounting Standards Board (SASB) key
performance metrics in our non-financial data reporting for the first time.
Six months
Year
Environmental
H1 19
H2 19
H1 20
FY 19
Environmental Incidents
Level 3-5
0
0
0
0
Water recycled/reused (% of
total)
68
67
70
68
Fresh water withdrawal (GL)
1
7.7
6.4
5.6
14.1
Energy consumption (PJ)
2
5.97
6.53
6.45
12.50
Energy intensity (MJ/t mined)
62
70
72
66
CO
2
emissions (kt)
3
703
753
717
1,456
CO
2
emissions intensity (kg
CO
2
/t mined
7.2
8.1
8.0
7.7
1
Relates to operations only.
2
Petajoules (1 PJ=1,000,000MJ).
3
CO
2
emissions comprise Scope 1 and 2 emissions
4
.
4
Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.
Social
Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies was US$1.29bn for the six months ended 30 June 2020 compared with US$1.26bn for the six months ended 30 June 2019. Gold
Fields procurement from in-country suppliers, excluding corporate procurement spend, was US$814m for the six months ended 30 June
2020 (96% of total procurement).
Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. Group host community workforce was 8,190 people - 53% of total workforce for the six months ended 30 June 2020 (year-end 2019: 9,269 host community workforce, 55% of total workforce). Group host community procurement spend for the six months ended 30 June 2020 was US$260m – 31% of total spend compared with 34% spend for the six months ended 30 June
2019. The decrease was due to the COVID-19 pandemic and a change of mining contractor at Damang.
Gold Fields invested US$8.4m in socio-economic development (SED)
projects in our host communities for the six months ended 30 June
2020, compared with US$13.3m for the six months ended 30 June
2019. The reduction is due to project delays as we observe physical distancing due to COVID-19. The investments are funded through Gold
Fields’ foundations, trusts and operations.
Women comprised 20% of Gold Fields’ workforce at the end of H1 2020, compared with 20% at end-H1 2019. Of the 20%, just over half work in core mining activities. Training spend for the six months ended 30 June
2020 was US$3.2m, compared with US$5.5m for H1 2019 (restated at end 2019).
Six months
Year
Social
H1 19
H2 19
H1 20
FY 19
Host community procurement
(% of total)
34
33
31
34
Host community workforce
(% of total)
57
55
53
55
Socio-economic development
spending (US$m)
13.3
8.1
8.4
21.4
Women in workforce (%)
20
20
20
20
Training spend
5.5
4.6
3.2
10.1

Gold Fields H1
2020
Results
7
COVID-19 report
Across the globe the first half of 2020 has been dominated by the political, social and economic impact of the COVID-19 pandemic. It has affected all spheres of life and impacted our employees, contractors and other stakeholders on a personal and professional level. The gold mining sector has been as severely affected as other sectors of the global economy, though there has been relief in the form of the higher gold price. The financial and operational impacts of the pandemic on our Company are discussed in the CEO Statement as well as the
Group’s and mines’ financial results.
As at 17 August 2020, Gold Fields has had a total of 1,361 COVID-19 positive cases among employees and contractors. Currently active cases are 643, of which 13 are receiving care in hospitals. A further 719 are awaiting their test results. The relatively high number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. Testing among our workforce is also more stringent than in public health facilities in these countries. One contractor at South Deep and one employee at Cerro Corona tragically passed away after contracting the virus. There have been no cases to date at our Australian mines.
Since the start of the pandemic in March, a Group Exco COVID-19
Crisis Management Team has met weekly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Support to employees and contractors, with particular attention to their health and wellness, have been a focus.
Regional and site committees have performed similar roles.
Key activities to ensure safe operations include:
• Strict adherence to all government regulations/protocols;
• Closure of offices and imposition of travel restrictions;
• Standard operating procedures on return to work;
• Social distancing, sanitisation and mask wearing mandatory;
• Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
• Dedicated COVID-19 information portal;
• Participation in ICMM knowledge sharing; and
• Social media awareness and return-to-work communication
campaigns for employees, communities and others.

Similarly, our operations have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. Support to communities has been tailored to country circumstances and has included:
• Donations to government/industry response funds;
• Donation of medical equipment;
• Distribution of food/meals to vulnerable people;
• Supporting local government efforts such as street sanitisation;
• Distribution of masks; sanitisers; education leaflets and videos; and
• Radio and TV campaigns to educate, raise awareness, dispel myths and address stigmatisation and gender-based violence.

Following are detailed regional reports on the impact of the pandemic and actions taken by our operations.
Americas
National context
Both Peru and Chile have high rates of infections and while mining has been declared an essential industry, strict intra-provincial and international travel restrictions were put in place and are, by and large, still operational. In early July, the Peru government lifted the curfew, except in those cities where the outbreak is still severe; this includes
Cajamarca province, where a night curfew is in place. Access roads are closed and commercial flights not permitted.
Since March 2020, which marked the beginning of the COVID-19 pandemic in Peru and Chile, Gold Fields has implemented strict protocols to avoid and mitigate its impact on Gold Fields personnel and contractors, as well as to control the pandemic at the Cerro Corona mine in Peru and the Salares Norte project in Chile.
In March a decision was taken to demobilise from the Cerro Corona mine and project sites all personnel with co-morbidities and those older than 60. Full home office was implemented for all administrative and planning activities. Our regional offices in Lima, Cajamarca and
Santiago were shut down and working from home introduced.
Given the daylight curfew in Cajamarca we can only receive external supplies during the day, while buses and charter flights for our mining crews are permitted, subject to strict sanitary permits. The mine can operate 24 hours a day.
Peru
Impact on our workforce
COVID-19 report Peru (as at 17 August 2020)
Total
Tested
10,972
Positive
714
Negative
9,714
Awaiting results*
544
Active cases*
457
Hospitalised*
5
Recovered
257
Died
1
*Note:“Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 17 August 2020, we have had a total of 714 COVID-19 cases among employees and contractors at Gold Fields offices and sites. One employee sadly passed away after contracting the virus. Thirty employees over 60 years of age or with at-risk due to pre-existing health conditions were asked to work from home, where possible. We recruited
4 extra personnel to cover vacant posts as a result of the pandemic. To date, 140 people are working from home, while 807 people are working on the mine (of which 89 are Gold Fields employees).
Mitigating actions
For Cerro Corona to be allowed to operate, the existing protocols require the full screening of incoming shift personnel before starting the shift change, as well as testing at the sites. These procedures apply to both Gold Fields staff and contractors.
The protocol is split into two stages. The first takes place at employees’
homes, and the second upon arrival at the mine-site. Both are conducted through the use of PCR tests. People who test positive are reported to local health authorities and a demobilisation procedure is carried out, by which the worker is returned to his/her home, an authorised hotel, or a clinic/hospital, depending on medical advice.
Only people who test negative are permitted to board a flight and/or buses to the mine site. Given that tests are not always reliable we also test our returning employees and contractors when they arrive on site, with the same protocols applying should the test results be positive.
Employees are also tested at the end of their roster.
A new roster system was introduced at Cerro Corona to control any potential spread of the virus. The roster is scheduled at 20 days on and
10 days off for all contractors (90% of the people at the site), and 20 days on and 20 days off for Gold Fields personnel. The normal roster is eight days on, six days off.
The Cerro Corona workforce has been configured to operate in small groups (working cells of 3 -13 people) to minimise mixing, so that, in the event of a positive case at the site, contact tracing is more effective. A cell starts once the worker arrives at the mine site, and only workers within the same cell are permitted to work together, to have meals together and to be in the same two-bed dormitory. To date 89 cells have been established.
These actions were in addition to the hygiene protocols, sanitisation and other educational programmes introduced at the mine.
COVID-19 community programmes
By end-July Gold Fields has made US$267,000 in donations to
communities and government organisations in the form of PPE, sanitation campaigns in communities, food and medical supplies, etc).
Cerro Corona has also sponsored educational programmes on local community radio. The majority of our programmes were in our host communities and the Cajamarca province. We expect to spend a total of US$524,000 for the year.
Cost and production impact
Cerro Corona’s COVID-19 related costs in H1 2020 were US$2.9m and are expected to total US$12.5m for the year – equal to US$57/gold equivalent ounces. Additional costs include capex for new site facilities, such as dining rooms and PCR testing facilities, and charter flights.
Although at the beginning of the pandemic, provincial borders were closed, Cerro Corona engaged with the authorities to enable transport

Gold Fields H1
2020
Results
8
of concentrate to the Port of Salaverry. To date three vessels have been loaded with concentrate from the mine.
Chile
Impact on our workforce
COVID-19 report Chile (as at 17 August 2020)
Total
Tested
829
Positive
143
Negative
686
Awaiting results*
0
Active cases*
7
Hospitalised*
0
Recovered
136
Died
0
*Note:“Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 17 August 2020, we have had a total of 143 COVID-19 cases among employees and contractors, of which 17 were at the Salares
Norte project.
Mitigating actions
Our Salares Norte project has similar access protocols on site as Cerro
Corona in Peru. The protocols require full PCR tests at home in the week employees and contractors are scheduled on site. Only negative cases are permitted to bus to the project site, and once at the project, all workers are directed to working cells of 3 - 13 people.
If a worker at Salares Norte is reported to have symptoms, they are directed to the near-by town of Copiapo, where the worker is isolated and placed under quarantine and a PCR test is carried out. If the test comes back positive, the worker is reported to the local health authority and, based on medical advice, is directed home for quarantine, or to a hospital for treatment. His/her entire working cell is also demobilised and subject to PCR tests at Copiapo.
COVID-19 community programmes
Salares Norte expects to spend about US$400,000 during 2020 to assist communities and local authorities in fighting the pandemic, including donations of equipment and PPE to the local hospital in
Copiapo, as well as sanitisation campaigns in the city. In H1 2020,
US$150,000 had been spent.
Cost and production impact
The extra costs related to COVID-19 programmes are forecast at
US$465,000 for the year, which is less than 0.5% of the 2020 total project cost for Salares Norte. Construction of the mine is on schedule to start in Q4 2020, with contractor deliveries and work plans having not been materially impacted by the pandemic. However, the management team demobilised the remaining exploration teams on site to ensure physical distancing in the camp.
Australia
National context
Mining has been designated an “essential’ industry by the federal and state governments for the economic stability of Australia and the state of Western Australia and for the recovery from the pandemic.
The size of Western Australia, the relatively small population, and remote mine sites have been to the region’s advantage. Three of four mine sites are located in very remote areas and all our employees and contractors are based on Fly In/Fly Out roster arrangements. As of early
August 2020 there were only two active COVID-19 cases in Western
Australia and both in quarantine. No community transmissions have been recorded recently. The state government of Western Australia has also instigated strict state border closures to all but essential supply chains. Fly in/Fly out workers from other parts of Australia, were initially exempt to enable them to return to work. However, since July, interstate workers are no longer able to travel to Western Australia.
COVID-19 testing in Australia remains the responsibility of medical service providers and designated testing clinics across the country.
Impact on our workforce
As at 17 August 2020, there have been no recorded cases of COVID-
19 at Gold Fields mine sites, the Perth regional office, or any mining operation in Australia.
At Gold Fields 70 employees over 65 years of age or with at-risk due to pre-existing health conditions were asked to work from home, where possible, with the full support of the Company for their protection. From
July these personnel have been risk-assessed to ensure their health and well-being are protected when they return to work. To date 68 employees have returned to work.
The region implemented an over-recruitment strategy for critical production and professional roles to cover any potential loss of personnel to exposure to the virus. An extra 58 employees were recruited and they remain in place while infection risks exist.
Mitigation actions
Since March 2020, a crisis management team at the Perth office has coordinated daily crisis management, implemented responses,
developed communications plans and provided direction and guidance to sites. Infectious disease management plans and an appointed infectious disease manager are in place at each site.
Work rosters at the mines were changed to a predominantly two weeks on/two weeks off rotation to facilitate potential isolation/quarantine that may be required. Following three months of reduced infections in
Western Australia and easing of official restrictions, rosters reverted to previous arrangements from July.
Charter flights were increased to site with maximum 60% loading and strict check-in and health check/declarations in place. Temperature checks were instigated. Any person with symptoms or a high
temperature were not allowed to report for work. From early July 2020 flight arrangements have reverted to normal travel, with sanitation procedures in place.
At our four mine sites the following additional protocols have been put in place:
• Physical distancing for all meetings, catering/dining, and work places;
• Additional security personnel;
• Increased sanitation and general hygiene measures and additional catering services personnel; and
• Designated isolation/quarantine areas in accommodation villages and evacuation procedures if required.

From early March all Perth office employees were mandated to work from home or remotely, and leave home only for essential services and supplies. No visitors or meetings with site personnel were permitted. All travel for business was ceased, including to mine sites, to control any potential risk to employees. From July all personnel have returned to
Perth office, with strict physical distancing measures in place, but the
Company has also approved over 50% of employees to work on flexible work arrangements at their request.
The regional supply and contracts team fully assessed the company supply chain to for critical supplies with special focus on sanitation and hygiene products. Major critical consumables were also risk assessed and re-orders bolstered in response.
COVID-19 community programmes
Gold Fields in Australia has donated A$250,000 to Foodbank
(A$100,000), Lifeline (A$100,000), and Royal Flying Doctor
(A$50,000) to assist these organisations during the pandemic. The company has also maintained its major sponsorship for Football West.
Meals-on-wheels contributions were also made in Kambalda, close to the St Ives mine site.
Cost and production impact
In the Australia region, the cost impact of the pandemic varies slightly between mine sites, but is currently at A$15-A$20/oz. These costs are mainly due to deliberate over-recruitment for critical production roles, additional charter flights, additional catering services arrangements and medical personnel.
If the mines continue to report no COVID-19-positive cases, it could be expected that these costs will reduce gradually in coming months, though they will remain in place for the immediate future to manage risks.
As of 17 August 2020, there have been no production impacts due to the COVID-19 pandemic and full-year production guidance for the region remains unchanged.
South Africa
National context
Since the beginning of March, South Deep has implemented strict protocols to avoid and mitigate the impact of the pandemic on employees and contractors, as well as control potential COVID-19

Gold Fields H1
2020
Results
9
cases at the mine. In March 2020, South Africa announced a level 5 lockdown for the month of April 2020, which forced the mine to operate only essential pumping services and other critical support functions. All other activities were temporarily ceased.
At the end of April 2020, the lockdown levels were eased to level 4. This allowed the mine to operate at 50% labour force capacity until the end of May when all but vulnerable and foreign employees were allowed to return. With workers only gradually returning from neighbouring countries, and those with co-morbidities still working from home, the mine has been operating at around 75% capacity since then.
For the mine to operate, it has to follow government departments’
standard operating procedures (SOPs) and Code of Practice (COP).
The mine’s own SOPs and COP have been aligned to these. South
Deep continues to engage with the Minerals Council of South Africa to collaborate and share best practice within the industry.
Impact on our workforce
COVID-19 report South Deep (as at 17 August 2020)
Total
Tested
3,952
Positive
330
Negative
3,503
Awaiting results*
119
Active cases*
148
Hospitalised*
0
Recovered
181
Died
1
*Note:“Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 17 August 2020, we have had a total of 330 COVID-19 cases among employees and contractors, of which 148 are active. One contractor at South Deep tragically passed away after contracting the virus. While a noteworthy increase in COVID-19 positive cases was detected toward the middle of July 2020, current results suggest a plateauing and progress will continue to be monitored.
Employees with co-morbidities have been gradually allowed back to the mine with 18% (161) currently on precautionary sick leave. We recruited
30 extra personnel to cover critical interim production staff shortages as a result of the pandemic.
Mitigation actions
The impact of COVID-19 on site is mitigated primarily through rigorous on-site screening and a contracted biochemical laboratory-testing regime. An employee self-declaration form, submitted via the WhatsApp social media platform, provides an access permit on successful completion and temperature monitoring.
The mine has purchased testing equipment which provides for about 80 tests a day with a 24 to 48-hour turn-around time on results. All employees who returned to work for the first time after the easing of lockdown levels, were tested and isolated before they were able to return to work. Mine medical protocols provide for COVID-19 positive and investigated cases to be quarantined at home or at the mine’s isolation and quarantine facility managed by an external provider. A mine case manager monitors all cases and contact tracing.
Working protocols have been changed for all office staff and a rotational roster has been implemented to reduce contact and exposure to the virus for these workers. The shaft schedules have also been amended to ensure physical distancing in vertical transport of employees underground, with a limit of 80 employees per conveyance.
COVID-19 community programmes
Local community ranges from donations to assisting local government in their anti-COVID-19 programmes. Some of the key projects and donations include:
•   Over R15m has been donated by South Deep and Corporate Office directors, manages and employees to South Africa’s Solidarity Fund, aimed at providing social and economic support to organisations and businesses impacted by the pandemic.
•   A total of R350,000 has been donated to the Minerals Council South
Africa’s campaign to purchase ventilators for hospitals and clinics in the Eastern Cape.
•   The mine has initiated food security programmes in co-operation with
NGOs which feed an average 135 poor households in local
communities a day, at a cost of R30,000/month.
•   Over 23,000 COVID-19 information booklets (in English and the dominant vernacular languages) have been distributed to local schools and community organisations.
•   Distribution of over 16,000 face masks to community members and organisations.

South Deep has also teamed up with mining peers to launch an extensive radio campaign in its host communities and labour sending areas to educate community members about the virus, how to deal with it and avoid stigmatisation of those who have contracted it.

Cost and production impact
With 65 - 75% of our core production employees back at work – as a result of the South African borders having been closed, employees testing positive and employees with high risk co-morbidities – the mine was forced to revise its gold production targets down from 8,000kg to
7,000kg for 2020.
Operational costs incurred relate to PPE, sanitisers, medical supplies, testing equipment and kits, and alterations to buildings to set up the mines quarantine and isolation facilities. In H1 2020 these costs totalled
R12.9m and are expected to be approximately R40m by the end of
2020. This will represent R178/oz of gold produced based on the new target for the year.
West Africa
National context
After reporting its first two imported cases of COVID-19 on 12 March
2020, the government introduced rigorous measures to prevent infections and contain the spread of the virus, including testing, treatment, closure of facilities and local and international travel restrictions. Since July, Ghana has begun easing restrictions such as reopening of schools, universities and churches as well as limited travel within Ghana, though the country’s borders remain closed.
Impact on our workforce
COVID-19 report Ghana (as at 17 August 2020)
Total
Tested
4,327
Positive
256
Negative
4,021
Awaiting results*
56
Active cases*
46
Hospitalised*
0
Recovered
210
Died
1
*Note: “Awaiting results” and “Active cases” and “Hospitalised” refers to the current figures; the numbers include COVID-19 cases at Galiano Gold/Asanko
As at 17 August 2020, we have had a total of 256 COVID-19 cases among employees and contractors, of which 56 are currently active.
While a noteworthy increase in COVID-19 positive cases was
experienced during the period May-June, since then numbers of cases have come down sharply. The numbers above include cases at the
Asanko gold mine, managed by Galiano Gold. Galiano COO Josephat
Zvaipa sadly passed away after contracting COVID-19.
Gold Fields Ghana currently has 166 co-morbid employees working from home or on extended leave. Arrangements are underway to return less exposed co-morbid employees to work without compromising their health and safety. Accra office employees continue to work from home.
Mitigation actions
After an initial surge in cases, mostly among contractors at the Tarkwa mine, Gold Fields Ghana has successfully managed its COVID-19 cases and contained the spread of the virus at the mine sites and the
Accra office. Strict adherence to government and company protocols was key, including contact tracing, testing and isolation, appointing host community COVID-19 ambassadors, and travel restrictions, among others. Employees of the two major contractors (E&P and BCM) and
Gold Fields employees commute on separate buses.
The ban on travel and non-essential site visits remains in place, however, a new roster system has been introduced at the mines. A 4-2 work roster requires employees to work four weeks and take two weeks

Gold Fields H1
2020
Results
10
off work. Previously different rosters providing a maximum three days off a week were used. Arrangements are in place to manage fatigue during the four-week work period and to test employees for COVID-19 once every month before they resume work. In addition, during the work period, employees are not allowed to travel outside the Tarkwa or
Damang host communities.
Tarkwa tested 84% of the workforce in a mass testing programme, though this was partially suspended until a private company, Lancet
Laboratories, was approved to perform COVID-19 testing. Damang and
Galiano will embark on the mass testing programme as soon as Lancet has caught up the current backlog of Tarkwa tests. The mines’ isolation facilities have 86-bed capacity, with two facilities located at Tarkwa and one at Damang.
COVID-19 community programmes
Community support programmes and donations have been channelled via the Gold Fields Ghana Foundation. To date the Foundation has spent about US$261,000, which equates to US$1.34/oz. Items funded and supplied to local clinics and community organisations include hand-
held thermometers, sanitisers, face masks, protective gowns, goggles and other PPE. Gold Fields Ghana has also aired radio educational programmes on how to deal with COVID-19 and to prevent
stigmatisation of those who have been infected,
Cost and production impact
Gold Fields Ghana to date has spent US$863,000 on programmes and infrastructure to deal with the pandemic, which translates into
US$4.42/oz. This includes on-site measures such as isolation facilities, increasing busing and testing facilities, as well as support programmes for government and communities.
The region has taken various steps to increase strategic inventory levels. These include raising stocks of reagents, increasing fuel stocks to maximum tank capacities, and strategic fuel stocks by our suppliers.
The region has worked with local suppliers to increase stocks for other critical supplies as well.
A number of projects at the mines have been impacted by the pandemic, as the appointed contractors are prohibited from visiting the sites. Key among them are CIL pump upgrades, installation of drapes on the east wall of the Damang Pit Cutback and a number of Information &
Technologies projects.
Revenue
Attributable equivalent gold production, (including Asanko) increased marginally from 1,082,500oz for the six months ended 30 June 2019 to
1,086,700oz for the six months ended 30 June 2020. Attributable equivalent gold production at Asanko increased by 11% from 55,100oz for the six months ended 30 June 2019 to 60,900oz for the six months ended 30 June 2020. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.
At the South Africa region, production at South Deep increased by 10%
from 2,851kg (91,700oz) for the six months ended 30 June 2019 to
3,123kg (100,400oz) for the six months ended 30 June 2020. The increase was due to the first half of 2019 being impacted by a slow production build-up period post the restructuring in the December quarter 2018. Gold sold increased by 8% from 2,804kg (90,100oz) to
3,042kg (97,800oz).
Attributable gold production at the West African operations (including
Asanko), decreased by 4% from 399,500oz for the six months ended 30
June 2019 to 384,400oz for the six months ended 30 June 2020 mainly due to decreased production at Damang following the completion of the
Amoanda pit in H1 2019. Managed gold produced and sold at Tarkwa increased marginally from 270,900oz for the six months ended 30 June
2019 to 271,700oz for the six months ended 30 June 2020. At Damang, managed gold produced and sold decreased by 21% from 111,800oz for the six months ended 30 June 2019 to 87,800oz for the six months ended 30 June 2020 mainly due to the completion of the Amoanda pit in H1 2019. Gold produced at Asanko increased by 11% from 55,100oz
(45% basis) for the six months ended 30 June 2019 to 60,900oz for the six months ended 30 June 2020. Gold sold increased by 7% from
53,900oz (45% basis) to 58,100oz.
Attributable equivalent gold production at Cerro Corona in Peru decreased by 31% from 156,400oz for the six months ended 30 June
2019 to 108,100oz for the six months ended 30 June 2020 mainly as a result of COVID-19 restrictions on production (18Koz), and a lower price factor (13Koz) as well as lower grades mined in line with the current year plan. Total managed gold equivalent production decreased by 31%
from 157,100oz for the six months ended 30 June 2019 to 108,700oz for the six months ended 30 June 2020. Gold equivalent ounces sold decreased by 28% from 156,400oz to 113,000oz.
Gold production at the Australian operations increased by 14% from
434,900oz for the six months ended 30 June 2019 to 493,800oz for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the operation reaching commercial levels of production at the end of September 2019. At St Ives, gold production increased marginally from 187,600oz for the six months ended 30 June 2019 to 188,100oz for the six months ended 30 June 2020. Gold sold increased by 8% from
183,200oz to 197,100oz. At Agnew, gold production decreased by 6%
per cent from 113,300 ounces for the six months ended 30 June 2019 to 105,900 ounces for the six months ended 30 June 2020. Gold sold decreased by 9% from 115,400oz to 105,500oz. At Granny Smith, gold production increased marginally from 134,000oz for the six months ended 30 June 2019 to 134,100oz for the six months ended 30 June
2020. Gold sold was similar at 133,900oz. At Gruyere gold production for the six months ended 30 June 2020 was 65,700oz with gold sold at
65,000oz.
The average US Dollar gold price achieved by the Group (excluding
Asanko) increased by 26% from US$1,298/eq oz for the six months ended 30 June 2019 to US$1,637/eq oz for the six months ended 30
June 2020. The average rand gold price increased by 41% from
R600,601/kg to R847,286/kg. The average Australian Dollar gold price increased by 35% from A$1,843/oz to A$2,493/oz. The average US
Dollar gold price for the Ghanaian operations (excluding Asanko)
increased by 26% from US$1,304/oz for the six months ended 30 June
2019 to US$1,646/oz for the six months ended 30 June 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 29% from US$1,268/eq oz for the six months ended 30 June 2019 to US$1,638/eq oz for the six months ended 30 June 2020. The average US Dollar/Rand exchange rate weakened by 16% from R14.22 for the six months ended 30 June
2019 to R16.50 for the six months ended 30 June 2020. The average
Australian/US Dollar exchange rate weakened by 7% from A$1.00 =
US$0.71 to A$1.00 = US$0.66.
Gold equivalent ounces sold (excluding Asanko) increased by 1% from
1.06Moz to 1.07Moz.
Revenue increased by 27% from US$1,379m for the six months ended
30 June 2019 to US$1,754m for the six months ended 30 June 2020 due to the higher gold sold and higher gold price received.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 10%
from US$695m for the six months ended 30 June 2019 to US$767m for the six months ended 30 June 2020.
At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 2% from R1,669m
(US$117m) for the six months ended 30 June 2019 to R1,705m
(US$103m) for the six months ended 30 June 2020.
At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 23% from US$216m for the six months ended 30 June 2019 to US$265m for the six months ended
30 June 2020 mainly due to a 9mt increase in operational waste tonnes mined (capital waste tonnes decreased by 12mt) at Damang following the intersection of the main orebody, as well as a gold-in-process charge of US$6m for the six months ended 30 June 2020 compared with gold-in-process credit of US$20m for the six months ended 30 June
2019. The net gold-in-process movement at Tarkwa was US$19m and at Damang was US$7m. In line with the current year plan Tarkwa is supplementing ore feed to the plant with lower grade stockpile material.
At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation decreased by 2% from US$81m for the six months ended 30 June 2019 to US$79m for the six months ended
30 June 2020.
At the Australia region, cost of sales before amortisation and depreciation increased by 23% from A$397m (US$280m) for the six months ended 30 June 2019 to A$487m (US$320m) for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the mine reaching commercial levels of production at the end of September
2019.
Amortisation and depreciation
Amortisation and depreciation for the Group increased by 4% from
US$292m for the six months ended 30 June 2019 to US$305m for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the mine reaching commercial levels of production at the end of
September 2019.

Gold Fields H1
2020
Results
11
Other
Net interest expense for the Group increased by 32% from US$31m for the six months ended 30 June 2019 to US$41m for the six months ended 30 June 2020 mainly due to lower interest capitalised in the six months ended 30 June 2020 with Gruyere reaching commercial levels of production in September 2019. Interest expense of US$56m, partially offset by interest income of US$3m and interest capitalised of US$12m for the six months ended 30 June 2020 compared with interest expense of US$51m, partially offset by interest income of US$3m and interest capitalised of US$17m for the six months ended 30 June 2019.
The share of results of equity accounted investees after taxation of
US$29m for the six months ended 30 June 2020 compared with a loss of US$1m for the six months ended 30 June 2019. The equity accounted earnings of Asanko for the six months ended 30 June 2020 of
US$29m compared with US$nil m for the six months ended 30 June
2019. The increase was mainly due to the higher gold price and higher production for the six months ended 30 June 2020.
The gain on foreign exchange of US$12m for the six months ended 30
June 2020 compared with US$nil m for the six months ended 30 June
2019 and related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$275m for the six months ended
30 June 2020 comprised a loss on hedges of US$274m and a loss on valuation of options of US$1m. The loss on hedges of US$274m includes realised losses of US$166m and unrealised losses of
US$108m. The realised losses of US$166m comprised losses realised on the South Deep gold hedge of R544m (US$33m), the Australia gold hedge of A$140m (US$92m), the Ghana gold hedge of US$36m, Ghana oil hedge of US$3m and Australia oil hedge of A$2m (US$2m). The unrealised losses of US$108m comprised losses on the South Deep gold hedge of R910m (US$54m), the Australia gold hedge of A$25m
(US$16m), the Ghana gold hedge of US$23m, Ghana oil hedge of
US$17m and Australia oil hedge of A$14m (US$9m), partially offset by an unrealised gain on the Chilean currency hedge of US$11m.
The loss on valuation of options of US$1m relates to the Maverix options.
This compared with a loss on financial instruments of US$109m for the six months ended 30 June 2019 comprising a loss on hedges of
US$114m and a gain on valuation of shares and options of US$5m.
The loss on hedges of US$114m included realised losses of US$6m and unrealised losses of US$108m. The realised losses of US$6m comprised losses realised on the Australia gold hedge of A$14m
(US$10m) and the Australia currency hedge of A$7m (US$4m), partially offset by realised gains on the Ghana gold hedge of US$2m, Ghana oil hedge of US$3m, Peruvian copper hedge of US$1m and Australia oil hedge of A$2m (US$2m). The unrealised losses of US$108m
comprised losses on the South Deep gold hedge of R136m (US$10m), the Australia gold hedge of A$123m (US$87m), the Ghana gold hedge of US$10m and the Peruvian copper hedge of US$1m.
The gain on valuation of shares and options of US$5m comprised a gain of US$2m on the valuation of the Maverix options and US$3m on the valuation of the Maverix shares prior to their disposal.
Share-based payments for the Group decreased by 36% from
US$11m for the six months ended 30 June 2019 to US$7m for the six months ended 30 June 2020 mainly due to an additional vesting of share-based payments. The long-term incentive plan increased from
US$6m to US$25m due to the current marked-to-market valuation of the plan reflecting current performance, as well as the allocation in
2020.
Other costs for the Group decreased by 25% from US$36m for the six months ended 30 June 2019 to US$27m for the six months ended 30
June 2020 and mainly related to lower social spend at Cerro Corona in the six months ended 30 June 2020 and the completion of the Damang road in the six months ended 30 June 2019.
Exploration and project expenses
Exploration and project expenses decreased by 18% from US$44m for the six months ended 30 June 2019 to US$36m for the six months ended 30 June 2020 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020.
The US$36m spend for the six months ended 30 June 2020 included
US$19m spend at Salares Norte comprising US$11m related to pre-
capitalisation spend and US$8m related to exploration activities. The balance of US$17m related to exploration spend at the other operations.
Non-recurring items
Non-recurring income of US$1m for the six months ended 30 June 2020 compared with US$19m for the six months ended 30 June 2019.
Non-recurring income of US$1m for the six months ended 30 June 2020 mainly includes:
•   US$20m income related to a submission of historic VAT claim for expenses incurred from 2010 to June 2020 to the Chilean tax
authority which become claimable from the commencement of
construction;
•   US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the
Amoanda-Tomento corridor were impaired;
•   net impairment of FSE of US$2m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated
Mining Company;
•   donations made to various bodies in response to COVID-19 of
US$2m; and
•   other costs of US$5m mainly related to the capital raising in February
2020.
Non-recurring income of US$19m for the six months ended 30 June
2019 mainly includes:
•   profit on sale of Maverix holding of US$15m;
•   reversal of impairment of FSE of US$10m; and
•   loss on repurchase of 2020 bond of US$5m.
Royalties
Government royalties for the Group increased by 41% from US$34m for the six months ended 30 June 2019 to US$48m for the six months ended 30 June 2020 in line with the higher revenue.
Taxation
The taxation charge for the Group of US$103m for the six months ended
30 June 2020 compared with US$62m for the six months ended 30 June
2019. Normal taxation increased by 84% from US$83m for the six months ended 30 June 2019 to US$153m for the six months ended 30
June 2020 in line with the higher profit before tax. The deferred tax credit of US$49m for the six months ended 30 June 2020 compared with
US$21m for the six months ended 30 June 2019.
Profit
Net profit attributable to owners of the parent for the Group of
US$156m or US$0.18 per share for the six months ended 30 June 2020 compared with net profit of US$71m or US$0.09 per share for the six months ended 30 June 2019.
Headline earnings attributable to owners of the parent for the Group of
US$173m or US$0.20 per share for the six months ended 30 June 2020 compared with headline earnings of US$40m or US$0.05 per share for the six months ended 30 June 2019.
Normalised profit for the Group of US$323m or US$0.37 per share for the six months ended 30 June 2020 compared with US$126m or
US$0.15 per share for the six months ended 30 June 2019.

Gold Fields H1
2020
Results
12
Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Six months ended
US$’m
June
2020
June
2019
Profit for the period attributable to owners
of the parent
155.5
70.5
Non-recurring items
(1.0)
(19.0)
Tax effect of non-recurring items
(4.0)
(0.1)
Non-controlling interest effect of non-
recurring items
(0.7)
—
(Gain)/loss on foreign exchange
(12.0)
0.1
Tax effect of gain on foreign exchange
2.5
—
Non-controlling interest effect of gain on
foreign exchange
0.3
—
Loss on financial instruments
275.0
109.4
Tax effect of loss on financial instruments
(86.9)
(34.2)
Non-controlling interest effect of loss on
financial instruments
(5.3)
(0.5)
Normalised profit attributable to owners of
the parent
323.4
126.2
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.
Cash flow
Cash inflow from operating activities of US$549m for the six months ended 30 June 2020 compared with US$456m for the six months ended
30 June 2019. The increase of 20% was mainly due to a higher profit before royalties and taxation. This was partially offset by a higher royalties and taxation payment, as well as an investment of working capital of US$22m compared with a release of working capital of
US$2m.
Dividends paid of US$53m for the six months ended 30 June 2020 compared with US$12m for the six months ended 30 June 2019 and comprised dividends paid to owners of the parent related to the final dividends paid for 2019 and 2018, respectively.
Cash outflow from investing activities of US$251m for the six months ended 30 June 2020 compared with US$277m for the six months ended
30 June 2019. Capital expenditure decreased from US$356m to
US$236m.
Sustaining capital expenditure, (excluding Asanko), increased by 11%
from US$162m for the six months ended 30 June 2019 to US$180m for the six months ended 30 June 2020, while non-sustaining capital expenditure (excluding Asanko), decreased by 71% from US$196m for the six months ended 30 June 2019 to US$56m for the six months ended 30 June 2020. This movement is mainly attributable to Australia where projects like Invincible South and Hamlet at St Ives, Zone 110-
120 at Granny Smith and Gruyere development all turned cash flow positive resulting in a movement from growth to sustaining capital expenditure in accordance with the revised World Gold Council interpretation. Growth expenditure of US$56m in the six months ended
30 June 2020 comprised US$21m at the Australian operations,
US$19m at Salares Norte, US$11m at Cerro Corona and US$5m at
Damang. Growth expenditure of US$196m in the six months ended 30
June 2019 comprised US$84m at the Australian operations,
US$65m at Gruyere, US$46m at Damang and US$1m at Cerro Corona.
In the South Africa region at South Deep, capital expenditure decreased by 3% from R250m (US$18m) for the six months ended 30 June 2019 to R242m (US$15m) for the six months ended 30 June 2020 mainly due to reduced overall spending as a result of the COVID-19 pandemic.
At the West Africa region, (excluding Asanko), capital expenditure decreased by 36% from US$118m to US$76m. At Tarkwa, capital
expenditure was similar at US$68m. Capital expenditure at Damang decreased by 84% from US$50m to US$8m mainly due to a reduction in capital waste tonnes mined.
Capital expenditure at Asanko (on a 100% basis) amounted to US$28m for the six months ended 30 June 2020 compared with US$36m for the six months ended 30 June 2019. The Asanko capital expenditure is not included in the Group capital expenditure.
At the South America region at Cerro Corona, capital expenditure increased by 19% from US$16m to US$19m mainly due to construction capital on the Arpon waste storage facility and infrastructure reallocation activities related to the extension of the life of mine to 2030.
At the Australia region, capital expenditure (excluding Gruyere construction capital), decreased by 17% from A$195m (US$138m) for the six months ended 30 June 2019 to A$161m (US$106m) for the six months ended 30 June 2020. At St Ives, capital expenditure decreased by 21% from A$72m (US$51m) to A$57m (US$37m) mainly due to the development of the Invincible and Hamlet North underground mines in
2019. At Agnew, capital expenditure decreased by 49% from A$78m
(US$55m) to A$40m (US$26m) mainly due to expenditure on the new accommodation village in 2019. At Granny Smith, capital expenditure increased by 7% from A$46m (US$33m) for the six months ended 30
June 2019 to A$49m (US$32m) for the six months ended 30 June 2020.
At Gruyere, capital expenditure for the six months ended 30 June 2020 was A$15m (US$10m). During the six months ended 30 June 2019 construction capital at Gruyere amounted to A$92m (US$65m). Gruyere reached commercial levels of production at the end of September 2019.
Proceeds on disposal of capital equipment of US$nil m for the six months ended 30 June 2020 compared with US$1m for the six months ended 30 June 2019.
Purchase of investments of US$6m for the six months ended 30 June
2019 related to Gold Fields subscription to a 16.1% share interest in
Chakana Copper Corporation.
Redemption of Asanko preference shares amounted to US$38m in the six months ended 30 June 2020 and compared to US$nil m in the six months ended 30 June 2019.
Proceeds on disposal of Maverix amounted to US$67m for the six months ended 30 June 2019 and related to the sale of the Group’s
19.9% holding in Toronto-listed gold and royalty streaming company
Maverix.
Loan advanced to contractors in Ghana for fleet replacement in the six months ended 30 June 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years (2021 –
2024).
Proceeds on disposal of investments for the six months ended 30 June
2020 amounted to US$23m and related to the sale of 81 million shares in ASX-listed Cardinal Resources Limited. Proceeds on disposal of investments for the six months ended 30 June 2019 amounted to
US$21m and related to the sale of 247 million shares (19.9% holding)
in ASX-listed Company Red 5.
Environmental payments increased from US$4m for the six months ended 30 June 2019 to US$5m for the six months ended 30 June 2020.
Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments of US$320m for the six months ended 30 June 2020 compared with a cash inflow of US$80m for the six months ended 30
June 2019 mainly due to higher inflow from operating activities and lower capital expenditure.
The US$320m cash flow from operating activities less net capital expenditure, environmental payments, redemption of Asanko
preference shares and lease payments for the six months ended 30
June 2020 comprised: US$405m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$51m of net interest paid, US$47m at Salares Norte on exploration and construction capital, as well as US$25m on non-
mine based costs mainly due to working capital movements.
The US$80m cash flow from operating activities less net capital expenditure and environmental payments and lease payments for the six months ended 30 June 2019 comprised: US$229m net cash
generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$39m of net interest paid, US$37m at Salares Norte on exploration, US$65m (A$92m)
at Gruyere with US$65m (A$92m) on capital expenditure and US$nil m
(A$nil m) on working capital, as well as US$8m on non-mine based costs mainly due to working capital movements. Included in the
US$229m above is US$46m capital expenditure on the Damang
reinvestment project.

Gold Fields H1
2020
Results
13
Net cash flow from financing activities of US$210m for the six months ended 30 June 2020 compared with US$105m for the six months ended
30 June 2019. The inflow for the six months ended 30 June 2020 related to shares issued of US$249m and a loan drawdown of US$41m,
partially offset by the repayment of US$58m on offshore loans and payment of lease payments of US$22m. The inflow for the six months ended 30 June 2019 related to a drawdown of US$1,514m, partially offset by the repayment of US$1,392m on offshore and local loans and payment of lease payments of US$17m.
The net cash inflow for the Group of US$454m for the six months ended
30 June 2020 compared with US$273m for the six months ended 30
June 2019. After accounting for a negative translation adjustment of
US$29m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2020 was US$426m. The cash balance at 30
June 2020 of US$941m compared with US$490m at 30 June 2019.
All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 11% from US$891/oz for the six months ended 30 June 2019 to US$987/oz for the six months ended 30 June 2020 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.
Total all-in cost decreased by 4% from US$1,106/oz for the six months ended 30 June 2019 to US$1,065/oz for the six months ended 30
June 2020 due to higher gold sold and lower non-sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure.
Statement of financial position
Net debt decreased from US$1,664m at 31 December 2019 to
US$1,239m at 30 June 2020.
Net debt excluding lease liabilities decreased from US$1,331m at 31
December 2019 to US$876m at 30 June 2020
.
Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.
Net debt/adjusted EBITDA
The net debt/adjusted EBITDA ratio of 0.84 at 30 June 2020 compared with 1.59 at 30 June 2019.
Adjusted EBITDA
Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the year ended 30 June 2020 profit and takes into account the adoption of IFRS 16, which is determined as follows in US$ million:
US$’m
June 2020
Revenue
3,343
Cost of sales before amortisation and depreciation
(1,496)
Exploration and project costs
(77)
Other costs*
(300)
1,470
*Other costs relate mostly to the hedge losses for the year.
Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.

Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF for the Group for the six months ended 30 June 2020 is calculated as follows:
Six months ended
US$’m
US$/oz
Revenue
1
1,691.4
1,647
4
Less: Cash outflow
(1,251.0)
(1,217)
AIC
(1,092.9)
2
(1,064)
Adjusted for:
Share-based payments (non-cash)
6.7
7
Long-term employee benefits (non-cash)
25.4
25
Exploration, feasibility and evaluation
costs outside of existing operations
19.9
19
Non-sustaining capital expenditure
(Damang reinvestment and Salares
Norte)
24.1
23
Revenue hedge (realised)
(161.5)
(157)
Redemption of Asanko preference shares
37.5
37
Tax paid (excluding royalties which is
included in AIC above)
(110.2)
(107)
Free cash flow
3
440.4
430
FCF margin
26%
Gold sold only – 000’oz
1,026.9
1
Revenue from income statement at US$1,754.3m less revenue from Cerro Corona by-products in AIC at US$62.9m equals US$1,691.4m.
2
AIC for the Group of US$1,155.8m less AIC for Asanko of US$62.9m.
3
Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 35 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
4
Calculated by dividing revenue by gold sold only.
The free cash flow margin (adjusted for realised revenue hedges and redemption of
Asanko preference shares) is used as a key metric in the determination of the long-term incentive plan.
The FCF margin of 26% for the six months ended 30 June 2020 at a gold price of US$1,636/oz compared with 22% for the six months ended
30 June 2019 at a gold price of US$1,298/oz. The higher FCF margin is due to the higher revenue.

Gold Fields H1
2020
Results
14
Review of Operations
Quarter ended 30 June 2020 compared with quarter
ended 31 March 2020
Figures may not add as they are rounded independently.
South Africa region
South Deep
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
215
275
(22)%
Waste mined
000
tonnes
8
8
(9)%
Total tonnes
000
tonnes
223
283
(21)%
Grade mined –
underground reef
g/t
6.74
5.89
14%
Grade mined –
underground total
g/t
6.51
5.72
14%
Gold mined
kg
1,452
1,620 (10)%
000’oz
46.7
52.1 (10)%
Destress
m
2
5,751
9,207 (38)%
Development
m
638
902 (29)%
Secondary support
m
1,273
2,332 (45)%
Backfill
m
3
50,923
90,052 (43)%
Ore milled –
underground reef
000
tonnes
210
291
(28)%
Ore milled -
underground waste
000
tonnes
8
5
60%
Ore milled – surface
000
tonnes
191
250
(24)%
Total tonnes milled
000
tonnes
408
546
(25)%
Yield – underground
f
g/t
5.80
6.38 (9)%
Surface yield
g/t
0.10
0.11 (10)%
Total yield
g/t
3.03
3.45 (12)%
Gold produced
kg
1,238
1,885 (34)%
000’oz
39.8
60.6 (34)%
Gold sold
kg
1,238
1,803 (31)%
000’oz
39.8
58.0 (31)%
AISC – revised
interpretation guidance
(WGC November 2018)
R/kg
735,521
592,925
24%
US$/oz
1,227
1,227 — %
AIC
R/kg
738,079
597,181 24%
US$/oz
1,231
1,236 — %
Sustaining capital
expenditure
Rm
118.0
112.7
5%
US$m
6.5
7.5 (14)%
Non-sustaining capital
expenditure
Rm
3.2
7.7
(59)%
US$m
0.1
0.5 (71)%
Total capital
expenditure
Rm
121.2
120.4 1%
US$m
6.6
8.0 (17)%
South Deep was significantly impacted by the COVID-19 pandemic and related lockdown restrictions during Q2 2020. The mine was placed on care and maintenance for roughly a third of the quarter and operated well below its full labour complement for the remainder, in compliance with the government-imposed restrictions.
Gold production decreased by 34% to 1,238kg (39,800oz) in the June quarter from 1,885kg (60,600oz) in the March quarter due to a decrease in both volume and reef yield.
Underground reef grade mined increased by 14% to 6.74g/t in the June quarter from 5.89g/t in the March quarter as a result of an increase in stoping relative to development and destress. However, reef yield decreased by 9% to 5.80g/t in the June quarter from 6.38g/t in the March quarter. The relatively high grade recovered is a result of improved stoping performance together with an improvement in the ratio of higher-
grade stoping tonnes to development and destress tonnes. Grade was also favourably impacted by the increase in volumes from North of
Wrench as extraction from the higher-grade 3W and 4W proximal corridors gradually increased.
Development decreased by 29% to 638m in the June quarter from 902m in the March quarter, while destress decreased by 38% to 5,751m
2
in
the June quarter from 9,207m
2
in the March quarter. These reductions
are mainly as a result of the imposed COVID-19 restrictions. Secondary support and backfill decreased by 45% quarter-on-quarter and 43%
quarter-on-quarter, respectively, as these activities were restarted after the other mining activities post the care and maintenance period.
All-in cost increased by 24% to R738,079/kg (US$1,231/oz) in the June quarter from R597,181/kg (US$1,236/oz) in the March quarter. The rand per kilogram increases were mostly driven by lower gold sold which was as a direct result of the COVID-19 lockdown restrictions and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
West Africa region
Ghana
Tarkwa
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
3,024
3,319
(9)%
Waste (Capital)
000
tonnes
13,495
7,956
70%
Waste (Operational)
000
tonnes
7,382
10,155
(27)%
Total waste mined
000
tonnes
20,877
18,111
15%
Total tonnes mined
000
tonnes
23,901
21,430
12%
Strip ratio
waste/ore
6.9
5.5
25%
Grade mined
g/t
1.37
1.29
6%
Gold mined
000’oz
133.2
137.9
(3)%
Tonnes milled
000
tonnes
3,835
3,479
10%
Yield
g/t
1.17
1.14
3%
Gold produced
000’oz
144.5
127.1
14%
Gold sold
000’oz
144.5
127.1
14%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
982
994
(1)%
AIC
US$/oz
982
994
(1)%
Sustaining capital
expenditure
US$m
38.8
28.7
35%
Non-sustaining
expenditure
US$m
—
—
— %
Total capital
expenditure
US$m
38.8
28.7
35%

Gold production increased by 14% to 144,500oz in the June quarter from 127,100oz in the March quarter mainly due to higher tonnes milled.
Yield increased by 3% to 1.17g/t in the June quarter from 1.14g/t in the
March quarter, driven by a 6% increase in mined grade to 1.37g/t in the
June quarter in line with the mining sequence. The difference between

Gold Fields H1
2020
Results
15
the mined grade of 1.37g/t and the yield of 1.17g/t is attributable mainly to the additional volumes of lower grade stockpiles treated.
Total tonnes mined, including capital waste stripping, increased by 12%
to 23.9 million tonnes in the June quarter from 21.4 million tonnes in the
March quarter due to improved fleet performance and additional production days in the June quarter.
Ore processed in the June quarter included 1.1Mt of stockpiles at an average head grade of 0.80g/t compared to 0.70Mt of stockpiles at an average head grade of 0.77g/t processed in the March quarter.
All-in cost decreased by 1% to US$982/oz in the June quarter from
US$994/oz in the March quarter due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure.
Capital expenditure increased by 35% to US$38.8 million in the June quarter from US$28.7 million in the March quarter driven by higher capital waste stripping.
Damang
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
1,470

740
99%
Waste (Capital)
000
tonnes
—

8
(100)%
Waste (Operational)
000
tonnes
6,671

5,008
33%
Total waste mined
000
tonnes
6,671

5,016
33%
Total tonnes mined
000
tonnes
8,141

5,756
41%
Strip ratio
waste/ore
4.5

6.8
(34)%
Grade mined
g/t
1.51
1.41 7%
Gold mined
000’oz
71.2
33.6 112%
Tonnes milled
000
tonnes
1,277

1,150
11%
Yield
g/t
1.24
1.00 24%
Gold produced
000’oz
50.8
36.9 38%
Gold sold
000’oz
50.8
36.9 38%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,108

1,734
(36)%
AIC
US$/oz
1,149
1,804 (36)%
Sustaining capital
expenditure
US$m
2.1

1.6
29%
Non-sustaining
expenditure
US$m
2.1

2.6
(20)%
Total capital
US$m
4.2
4.2 (1)%
Gold production increased by 38% to 50,800oz in the June quarter from
36,900oz in the March quarter mainly due to higher yield and higher tonnes processed. Yield increased by 24% to 1.24g/t in the June quarter from 1.00g/t in the March quarter due to higher grades fed from the
Damang Complex as the mining transitioned from the Huni Sandstones to the Tarkwa Phylite deposits. Mining has transitioned through the bulk of the Huni Sandstone during the quarter, with minimal volumes of Huni
Sandstone remaining. The percentage ore mined from the Tarkwa
Phylite deposits increased to 35% in the June quarter from 20% in the
March quarter.
Damang had a slow start to the year following the change in the mining contractor at the Damang Complex at the end of December 2019. In the
June quarter the mining contractor managed to increase the mining fleet capacity and together with the additional production days this allowed the mine to accelerate mining in an effort to expose more high grade areas earlier. This is to compensate for the higher than usual grade variability associated with the Huni Sandstone lithology and to derisk the second half of the year. The result of this is a 41% increase in total tonnes mined in the June quarter compared to the March quarter.
Ore tonnes mined increased by 99% to 1.5 million tonnes in the June quarter from 0.7 million tonnes in the March quarter driven by improved equipment availability and mining in exposed ore areas.
Gold mined increased by 112% to 71,200oz in the June quarter from
33,600oz in the March quarter due to higher ore tonnes and grade mined.
Tonnes processed increased by 11% to 1.3 million tonnes in the June quarter from 1.2 million tonnes in the March quarter mainly due to a change in the production calendar and higher plant equipment availability.
All-in cost decreased by 36% to US$1,149/oz in the June quarter from
US$1,804/oz in the March quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation. Cost of sales before amortisation and depreciation decreased by 19% to US$46m in the June quarter from US$57m in the March quarter mainly due to a gold-in-process credit of US$11m in the June quarter compared with a gold-in-process charge of US$11m in the March quarter. This was as a result of the higher ore tonnes mined resulting in an addition to the stockpile.
All-in cost is expected to decrease significantly in H2 2020 when mining will occur in the higher grade part of the ore body at the Damang
Complex pits.
Sustaining capital expenditure increased by 29% to US$2.1m in the
June quarter from US$1.6m in the March quarter due to expenditure incurred on the CIL agitator, tertiary crushers and plant upgrades. Non-
sustaining capital expenditure decreased by 20% to US$2.1m in the
June quarter from US$2.6m in the March quarter due to timing of capital expenditure for the second phase of the Far East Tailings Storage
Facility (FETSF) raise.
Asanko (Equity accounted Joint Venture)
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
1,361

1,911
(29)%
Waste (Capital)
000
tonnes
648

585
11%
Waste (Operational)
000
tonnes
7,480

6,466
16%
Total waste mined
000
tonnes
8,128

7,051
15%
Total tonnes mined
000
tonnes
9,488

8,961
6%
Strip ratio
waste/ore
6.0

3.7
62%
Grade mined
g/t
1.41
1.55 (9)%
Gold mined
000’oz
61.8
95.1 (35)%
Tonnes milled
000
tonnes
1,638

1,400
17%
Yield
g/t
1.31
1.47 (11)%
Gold produced
000’oz
69.0
66.3 4%
Gold sold
000’oz
61.4
67.8 (10)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,067

805
32%
AIC
US$/oz
1,305
881 48%
Sustaining capital
expenditure
US$m
10.2

1.9
444%
Non-sustaining
expenditure
US$m
12.5

3.5
259%
Total capital
US$m
22.7
5.3 324%
All figures in table on a 100% basis.
Gold production increased by 4% to 69,000oz (100% basis) in the June quarter from 66,300oz (100% basis) in the March quarter mainly due to an increase in tonnes milled. Yield decreased by 11% to 1.31g/t in the
June quarter from 1.47g/t in the March quarter.
Total tonnes mined increased by 6% to 9.5 million tonnes in the June quarter from 9.0 million tonnes in the March quarter on the back of

Gold Fields H1
2020
Results
16
improved contractor equipment performance. Ore tonnes mined
decreased by 29% to 1.4 million tonnes due to depletion of the Nkran
Cut 2 pit, which was completed soon after March 2020.
Waste tonnes mined increased by 15% to 8.1 million tonnes in the June quarter from 7.1 million tonnes in the March quarter underpinned by improved contractor performance at the Akwasiso pit which enabled the mine to catch up on the planned strip.
All-in cost increased by 48% to US$1,305/oz in the June quarter from
US$881/oz in the March quarter due to lower ounces sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.
Sustaining capital expenditure increased by 444% to US$10.2m in the
June quarter from US$1.9m in the March quarter mainly due to commencement of the TSF raise. Non-sustaining capital expenditure increased by 259% to US$12.5m in the June quarter from US$3.5m in the March quarter due to timing on the works on the Tetrem
Resettlement Action Plan (RAP) and other projects.
Revised AIC guidance for Asanko is US$1,316/oz (original guidance:
US$1,130/oz), costs increased due to a number of factors. Additional funds were committed to exploration to capitalise on the upside potential on the lease. In addition, to derisk the future, it was decided to bring forward expenditure on a tailings wall lift from 2021. The timing of the
Tetrem relocation project resulted in additional expenditure being brought forward into 2020. The overall project remains on budget.
Additional volumes of waste are scheduled to be moved at the Akwasiso and Esaase pits to provide additional flexibility for 2020 and beyond.
South America region
Peru
Cerro Corona
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
1,465
2,795

(48)%
Waste mined
000
tonnes
1,116
3,184

(65)%
Total tonnes mined
000
tonnes
2,581
5,979

(57)%
Grade mined – gold
g/t
0.85
0.79
7%
Grade mined – copper
per cent
0.44
0.41
6%
Gold mined
000’oz
39.9
71.3
(44)%
Copper mined
000
tonnes
6,417
11,533

(44)%
Tonnes milled
000
tonnes
1,690
1,675

1%
Gold recovery
per cent
67.1
67.3
— %
Copper recovery
per cent
87.7
88.1
— %
Yield – Gold
g/t
0.53
0.71
(26)%
– Copper
per cent
0.38
0.43
(13)%
– Combined
eq g/t
0.85
1.16
(26)%
Gold produced
000’oz
27.4
36.9
(26)%
Copper produced
tonnes
6,084
6,905
(12)%
Total equivalent gold
produced
000’
eq oz
46.3
62.3

(26)%
Total equivalent gold
sold
000’
eq oz
52.6
60.4

(13)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
669
446

50%
AISC
US$/
eq oz
1,086
714

52%
AIC
US$/oz
783
647
21%
AIC
US$/
eq oz
1,152
837

38%
Sustaining capital
expenditure
US$m
4.4
4.5

(2)%
Non-sustaining
expenditure
US$m
3.4
7.1

(53)%
Total capital
US$m
7.7
11.6
(33)%

The Cerro Corona operation was significantly impacted by the COVID-
19 pandemic during the June quarter, with gold production decreasing by 26% to 27,400oz from 36,900oz in the March quarter and copper production decreasing by 12% to 6,084 tonnes from 6,905 tonnes in the
March quarter. With tonnes milled remaining flat quarter-on-quarter, the fall in production was driven entirely by lower grades processed, as lower grade stockpiles were used to supplement the fresh ore mined.
Equivalent gold production decreased by 26% to 46,300oz in the June quarter from 62,300oz in the March quarter on the back of the lower gold and copper grades processed as a result of the restrictions relating to COVID-19 (13Koz), as well as a lower price factor (3Koz).
Total tonnes mined decreased by 57% to 2.6 million tonnes in the June quarter from 6.0 million tonnes in the March quarter due to a reduced mining fleet resulting from the COVID-19 restrictions. The team prioritised ore over waste mining in order to mitigate the COVID-19 restrictions impact on production. The deferral of waste will impact the development sequence of the mine which has been modified to increase the waste tonnes in Q4 2020, as well as in 2021 and 2022. The mining and stockpiling of low grade ore will also be reduced in 2020. In the longer term the integrity of the 2030 feasibility objectives remain intact.
Low grade ore stockpiles decreased by 0.3 million tonnes to 5.8 million tonnes in the June quarter from 6.1 million tonnes in the March quarter.
Total low grade ore stockpiled has an average gold grade of 0.67 grams per tonne and an average copper grade of 0.31 per cent.

Gold Fields H1
2020
Results
17
Gold yield decreased by 26% to 0.53g/t in the June quarter from 0.71g/t in the March quarter due to a 26% decrease in gold head grade processed to 0.78g/t in the June quarter from 1.06g/t in the March quarter. Similarly, copper yield decreased by 13% to 0.38% in the June quarter from 0.43% in the March quarter due to a decrease in head grade processed.
All-in cost per gold ounce increased by 21% to US$783/oz in the June quarter from US$647/oz in the March quarter driven by the negative impact of inventory movement resulting from lower closing concentrate stocks, together with lower gold sold, partially offset by higher by-
product credits and lower capital expenditure. All-in cost per equivalent ounce increased by 38% to US$1,152 per equivalent ounce in the June quarter from US$837 per equivalent ounce in the March quarter driven by the negative impact of inventory movement and lower equivalent ounces sold.
Capital expenditure decreased by 33% to US$7.7 million in the June quarter from US$11.6 million in the March quarter due to reduced construction activities at the tailings dam and waste storage facilities, on the back of the COVID-19 restrictions.

Australia region
St Ives
June
2020
March
2020
%
Variance
Underground
Ore mined
000
tonnes
484
358
35%
Waste mined
000
tonnes
214
230
(7)%
Total tonnes mined
000
tonnes
698
588
19%
Grade mined
g/t
5.46
4.66 17%
Gold mined
000’oz
85.0
53.5 59%
Surface
— %
Ore mined
000
tonnes
791
633
25%
Surface waste (Capital)
000
tonnes
1,331
474
181%
Surface waste
(Operational)
000
tonnes
1,970
1,532
29%
Total waste mined
000
tonnes
3,300
2,006
65%
Total tonnes mined
000
tonnes
4,092
2,639
55%
Grade mined
g/t
1.21
1.63 (26)%
Gold mined
000’oz
30.7
33.2 (8)%
Strip ratio
waste/ore
4.2
3.2
31%
Total (Underground
and Surface)
Total ore mined
000
tonnes
1,275
990
29%
Total grade mined
g/t
2.82
2.72
4%
Total tonnes mined
000
tonnes
4,789
3,227
48%
Total gold mined
000’oz
115.6
86.7 33%
Tonnes milled
000
tonnes
1,362
1,154
18%
Yield – underground
g/t
4.58
4.22 9%
Yield – surface
g/t
1.06
1.65 (35)%
Yield – combined
g/t
2.17
2.51 (14)%
Gold produced
000’oz
94.9
93.1 2%
Gold sold
000’oz
103.8
93.3 11%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,353
1,339 1%
US$/oz
878
891
(1)%
AIC
A$/oz
1,388
1,364 2%
US$/oz
900
907 (1)%
Sustaining capital
expenditure
A$m
26.3
24.8 6%
US$m
17.0
16.5 3%
Non-sustaining capital
expenditure
A$m
3.6
2.3 55%
US$m
2.3
1.5 51%
Total capital
expenditure
A$m
29.8
27.2 10%
US$m
19.3
18.1 7%
Gold production increased by 2% to 94,900oz in the June quarter from
93,100oz in the March quarter as an 18% increase in tonnes milled was partially offset by a 14% decrease in yield.
Ore tonnes mined at the underground mines increased by 35% to
484,000t in the June quarter from 358,000t in the March quarter with ramp-up of ore production at Hamlet North. Hamlet North increased to
98,000t from 56,000t and Invincible increased to 386,000t from
302,000t.

Gold Fields H1
2020
Results
18
Grade mined at the underground operations increased by 17% to
5.46g/t in the June quarter from 4.66g/t in the March quarter mainly due to a ramp up at the higher grade Hamlet North mine. The Hamlet North mine has moved from a developmental stage into a production stage producing planned higher grade ore to complement the ore from the
Invincible underground mine.
Total tonnes mined in the open pits increased by 55% to 4.1 million tonnes in the June quarter from 2.6 million tonnes in the March quarter.
The increased tonnes mined resulted from higher productivity and utilisation driven by improved underfoot conditions. Increased focus on in pit dewatering, ground water management, bench progression planning and double bench mining has resulted in what would normally be soft and boggy bench floors to be significantly more consolidated leading to better running surfaces for the trucks with less operational delays and improved operational efficiencies. This had a flow on effect on increasing the total material moved (both ore and waste).
Ore tonnes mined at the open pits increased by 25% to 791,000t in the
June quarter from 633,000t in the March quarter, with all open pit ore being sourced from the Neptune pit. Higher density grade control drilling in the Neptune pit identified that a section of the stage 5 pit that was previously thought to be waste was in fact ore. This material has been the major contributing factor to the increased ore tonnes.
Surface mined grade decreased by 26% to 1.21g/t in the June quarter from 1.63g/t in the March quarter, following the conclusion of mining activities at the higher grade Neptune stage 2 pit in the March quarter.
Total tonnes processed increased by 18% to 1.36 million tonnes in the
June quarter from 1.15 million tonnes in the March quarter mainly due to the additional production days.
All-in cost increased by 2% to A$1,388/oz (US$900/oz) in the June quarter from A$1,364/oz (US$907/oz) in the March quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.
Capital expenditure increased by 10% to A$30 million (US$19 million)
in the June quarter from A$27 million (US$18 million) in the March quarter with increased exploration drilling in the June quarter.
Agnew
June
2020
March
2020
%
Variance
Underground ore mined
000
tonnes
354
348
2%
Underground waste
mined
000
tonnes
210
186
13%
Total tonnes mined
000
tonnes
564
534
6%
Grade mined –
underground
g/t
5.33
4.77
12%
Gold mined
000’oz
60.6
53.3 14%
Tonnes milled
000
tonnes
377
322
17%
Yield
g/t
4.83
4.58 5%
Gold produced
000’oz
58.5
47.4 24%
Gold sold
000’oz
57.2
48.3 18%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,723
1,574
9%
US$/oz
1,119
1,047 7%
AIC
A$/oz
1,796
1,637 10%
US$/oz
1,167
1,090 7%
Sustaining capital
expenditure
A$m
19.9
13.2 51%
US$m
12.9
8.8 47%
Non-sustaining capital
expenditure
A$m
4.2
3.1 36%
US$m
2.7
2.0 33%
Total capital
expenditure
A$m
24.0
16.2 48%
US$m
15.6
10.8 45%
Gold production increased by 24% to 58,500oz in the June quarter from
47,400oz in the March quarter due to an increase in grade of ore mined and processed, as well as an increase in tonnes processed.
Mined grade increased by 12% to 5.33g/t in the June quarter from
4.77g/t in the March quarter. Ore development at Waroonga during the
March quarter ensured access into the higher grade Waroonga North lower and Kath areas and resulted in improved mined grade in the June quarter.
Tonnes processed increased by 17% to 377,000t in the June quarter from 322,000t in the March quarter underpinned primarily by the additional production days in the June quarter compared to the March quarter.
The difference between the mined grade and the yield in the June quarter is due to an additional 23kt of ROM tonnes processed at a grade of 2.7g/t.
All-in cost increased by 10% to A$1,796/oz (US$1,167/oz) in the June quarter from A$1,637/oz (US$1,090/oz) in the March quarter mainly due to higher cost of sale before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.
Capital expenditure increased by 48% to A$24 million (US$16 million)
in the June quarter from A$16 million (US$11 million) in the March quarter driven by the timing of increased capital development in the
Sheba and Kath areas in order to derisk the remainder of the year, as well as increased exploration drilling during the quarter.
Granny Smith
June
2020
March
2020
%
Variance
Underground ore mined
000
tonnes
452
418
8%
Underground waste
mined
000
tonnes
169
123
38%
Total tonnes mined
000
tonnes
621
540
15%
Grade mined –
underground
g/t
5.05
5.37
(6)%
Gold mined
000’oz
73.5
72.1 2%
Tonnes milled
000
tonnes
448
429
5%
Yield
g/t
4.68
4.83 (3)%
Gold produced
000’oz
67.5
66.6 1%
Gold sold
000’oz
67.4
66.6 1%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,524
1,157
32%
US$/oz
991
770 29%
AIC
A$/oz
1,606
1,338 20%
US$/oz
1,043
890 17%
Sustaining capital
expenditure
A$m
23.7
7.7 209%
US$m
15.5
5.1 203%
Non-sustaining capital
expenditure
A$m
5.5
12.0 (54)%
US$m
3.5
8.0 (56)%
Total capital
expenditure
A$m
29.2
19.7 48%
US$m
19.0
13.1 45%
Gold production increased by 1% to 67,500oz in the June quarter from
66,600oz in the March quarter.
Total tonnes mined increased by 15% to 621,000t in the June quarter from 540,000t in the March quarter due to additional production days in the June quarter compared to the March quarter.
All-in cost increased by 20% to A$1,606/oz (US$1,043/oz) in the June quarter from A$1,338/oz (US$890/oz) in the March quarter due to increased capital expenditure, additional contractor labour costs and employee flight and accommodation costs incurred following the
COVID-19 pandemic, partially offset by higher gold sold.
Capital expenditure increased by 48% to A$29 million (US$19 million)
in the June quarter from A$20 million (US$13 million) in the March quarter due to timing of expenditure.
The increase in sustaining capital expenditure and decrease in non-
sustaining capital expenditure was due to the reclassification of the

Gold Fields H1
2020
Results
19
Zone 110/120 areas which turned cash flow positive resulting in capital costs moving from non-sustaining to sustaining in accordance with
World Gold Council guidelines.
Gruyere
June
2020
March
2020
%
Variance
Ore mined
000
tonnes
2,125

1,837
16%
Waste (Capital)
000
tonnes
2,879

1,460
97%
Waste (Operational)
000
tonnes
946

1,324
(29)%
Total waste mined
000
tonnes
3,825

2,783
37%
Total tonnes mined
000
tonnes
5,950

4,621
29%
Grade mined
g/t
1.06
1.06 — %
Gold mined
000’oz
72.4
62.4 16%
Strip ratio
waste/ore
1.8

1.5
20%
Tonnes milled
000
tonnes
2,187

1,926
14%
Yield
g/t
1.02
0.96 6%
Gold produced
000’oz
71.9
59.6 21%
Gold sold
000’oz
70.2
59.8 17%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,345

1,180
14%
US$/oz
874
785 11%
AIC
A$/oz
1,363
1,188 15%
US$/oz
886
791 12%
Sustaining capital
expenditure – 50%
basis
A$m
10.8
3.7 193%
US$m
7.0
2.4 188%
Non-sustaining capital
expenditure – 50%
basis
A$m
0.6
0.2 166%
US$m
0.4
0.2 161%
Total capital
expenditure – 50%
basis
A$m
11.4
3.9 191%
US$m
7.4
2.6 186%
Mine physicals in table on a 100% basis.
Gold production increased by 21% to 71,900oz in the June quarter from
59,600oz in the March quarter due to increased ore processed and a drawdown of gold-in-circuit.
Ore tonnes mined increased by 16% to 2.13Mt in the June quarter from
1.84Mt in the March quarter with increased availability of production drills compared to the March quarter.
Tonnes processed increased by 14% to 2.19Mt in the June quarter from
1.93Mt in the March quarter with increased availability at the processing plant following an extended planned shutdown in the March quarter to replace mill liners and conduct necessary works to enhance the durability of high wear areas in the crushing and grinding circuits.
All-in cost increased by 15% to A$1,363/oz (US$886/oz) in the June quarter from A$1,188/oz (US$791/oz) in the March quarter due to increased capital expenditure and higher cost of sale before amortisation and depreciation, partially offset by increased gold sold.
Capital expenditure (on a 50% basis) increased by 191% to
A$11 million (US$7 million) in the June quarter from A$4 million
(US$3 million) in the March quarter. During the June quarter, pre-strip activities at the Gruyere pit stage 3 commenced and work accelerated on a lift of the tailings storage facility.

Gold Fields H1
2020
Results
20
SALIENT FEATURES AND COST BENCHMARKS
United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint Venture
Total
Mine
operations
excluding
equity
accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
June 2020
11,227
10,490
408
5,849
3,835
1,277
737
1,690
March 2020
10,346 9,716 546 5,259 3,479 1,150 630 1,675
June 2019
9,037 8,418 282 5,227 3,441 1,167 619 1,652
Yield (grams per tonne)
June 2020
1.6
1.6
3.0
1.2
1.2
1.2
1.3
0.9
March 2020
1.7 1.7 3.5 1.1 1.1 1.0 1.5 1.2
June 2019
1.9 1.9 6.3 1.3 1.2 1.5 1.4 1.5
Gold produced (000 managed
equivalent ounces)
June 2020
569.4
538.3
39.8
226.4
144.5
50.8
31.1
46.3
March 2020
553.8 523.9 60.6 193.9 127.1 36.9 29.8 62.3
June 2019
559.9 532.0 57.3 216.8 134.2 54.6 27.9 80.3
Gold sold (000 managed equivalent
ounces)
June 2020
578.8
551.2
39.8
223.0
144.5
50.8
27.6
52.6
March 2020
551.1 520.6 58.0 194.6 127.1 36.9 30.5 60.4
June 2019
565.6 535.7 58.6 218.7 134.2 54.6 29.9 76.9
Cost of sales before amortisation
and depreciation (million)
June 2020
(399.9)
(378.0)
(41.4)
(147.7)
(79.6)
(46.3)
(21.9)
(44.8)
March 2020
(409.3) (389.3) (61.9) (159.6) (82.6) (57.0) (20.1) (34.0)
June 2019
(379.5) (358.1) (65.1) (138.2) (86.5) (30.3) (21.4) (38.7)
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
June 2020
35
35
98
27
19
45
34
23
March 2020
40 39 114 30 24 40 42 25
June 2019
42 42 222 27 26 28 32 24
Sustaining capital (million)
June 2020
(108.8)
(104.2)
(6.5)
(45.4)
(38.8)
(2.1)
(4.6)
&
(4.4)
March 2020
(76.0) (75.2) (7.5) (31.2) (28.7) (1.6)
(0.8)
&
(4.5)
June 2019
(89.9) (78.9) (8.3) (42.3) (29.7) (1.5) (11.0) (9.0)
Non-sustaining capital (million)
June 2020
(20.2)
(14.5)
(0.1)
(7.7)
—
(2.1)
(5.6)
(3.4)
March 2020
(23.5) (22.0) (0.5) (4.2) — (2.6) (1.6) (7.1)
June 2019
(105.8) (104.2) — (24.9) — (23.2) (1.7) (0.5)
Total capital expenditure (million)
June 2020
(128.9)
(118.7)
(6.6)
(53.1)
(38.8)
(4.2)
(10.2)
(7.7)
March 2020
(99.5) (97.2) (8.0) (35.4) (28.7) (4.2) (2.4) (11.6)
June 2019
(195.7) (183.1) (8.3) (67.2) (29.7) (24.7) (12.7) (9.5)
All-in-sustaining costs (dollar per
ounce)
June 2020
987
983
1,227
1,021
982
1,108
1,067
669
March 2020
968 978 1,227 1,105 994 1,734 805 446
June 2019
895 878 1,275 917 958 673 1,180 364
Total all-in-cost (dollar per ounce)
June 2020
1,025
1,011
1,231
1,060
982
1,149
1,305
783
March 2020
1,015 1,023 1,236 1,130 994 1,804 881 647
June 2019
1,096 1,087 1,275 1,032 958 1,097 1,247 381
Average exchange rates were US$1 = R17.98, US$1 = R15.03 and US$1 = R14.40 for the June 2020, March 2020 and June 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.70 for the June 2020, March 2020 and June 2019 quarters, respectively.
Figures may not add as they are rounded independently.
• Equity accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$1.4m and US$0.4m (100% basis US$3.1m and US$0.9m) for the June 2020 and March 2020 quarters, respectively.

Gold Fields H1
2020
Results
21
SALIENT FEATURES AND COST BENCHMARKS continued
United States Dollars
Australian Dollars
South
African
Rand
Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
(000 tonnes)
June 2020
3,280
1,362
377
448
1,094
3,280
1,362
377
448
1,094
408
March 2020
2,867
1,154
322
429
963
2,867
1,154
322
429
963
546
June 2019
1,877
1,152
305
420
—
1,877
1,152
305
420
—
282
Yield (grams per tonne)
June 2020
2.4
2.2
4.8
4.7
1.0
2.4
2.2
4.8
4.7
1.0
3.0
March 2020
2.6
2.5
4.6
4.8
1.0
2.6
2.5
4.6
4.8
1.0
3.5
June 2019
3.3
2.3
5.8
4.8
—
3.3
2.3
5.8
4.8
—
6.3
Gold produced (000 managed
equivalent ounces)
June 2020
256.9
94.9
58.5
67.5
35.9
256.9
94.9
58.5
67.5
35.9
1,238
March 2020
236.9
93.1
47.4
66.6
29.8
236.9
93.1
47.4
66.6
29.8
1,885
June 2019
205.6
84.6
56.4
64.7
—
205.6
84.6
56.4
64.7
—
1,782
Gold sold (000 managed equivalent
ounces)
June 2020
263.4
103.8
57.2
67.4
35.1
263.4
103.8
57.2
67.4
35.1
1,238
March 2020
238.1
93.3
48.3
66.6
29.9
238.1
93.3
48.3
66.6
29.9
1,803
June 2019
211.5
90.2
56.4
64.7
—
211.5
90.2
56.4
64.7
—
1,822
Cost of sales before amortisation
and depreciation (million)
June 2020
(166.0)
(63.4)
(42.1)
(41.7)
(18.8)
(255.9)
(97.8)
(64.8)
(64.3)
(29.0)
(774.3)
March 2020
(153.8)
(60.2)
(37.0)
(39.4)
(17.2)
(231.1)
(90.4)
(55.6)
(59.2)
(25.9)
(930.7)
June 2019
(137.5)
(60.7)
(39.3)
(37.5)
—
(196.2)
(86.6)
(56.1)
(53.4)
—
(934.7)
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
June 2020
49
44
113
92
16
76
68
173
141
25
1,846
March 2020
52
48
114
93
19
79
72
172
140
28
1,718
June 2019
70
49
135
90
—
99
69
192
129
—
3,189
Sustaining capital (million)
June 2020
(52.5)
(17.0)
(12.9)
(15.5)
(7.0)
(80.6)
(26.3)
(19.9)
(23.7)
(10.8)
(118.0)
March 2020
(32.8)
(16.5)
(8.8)
(5.1)
(2.4)
(49.4)
(24.8)
(13.2)
(7.7)
(3.7)
(112.7)
June 2019
(30.3)
(11.8)
(12.6)
(6.0)
—
(43.2)
(16.8)
(17.9)
(8.5)
—
(119.2)
Non-sustaining capital (million)
June 2020
(9.0)
(2.3)
(2.7)
(3.5)
(0.4)
(13.9)
(3.6)
(4.2)
(5.5)
(0.6)
(3.2)
March 2020
(11.7)
(1.5)
(2.0)
(8.0)
(0.2)
(17.6)
(2.3)
(3.1)
(12.0)
(0.2)
(7.7)
June 2019
(80.5)
(14.1)
(13.6)
(11.4)
(41.5)
(115.4)
(20.1)
(19.5)
(16.2)
(59.6)
—
Total capital expenditure (million)
June 2020
(61.4)
(19.3)
(15.6)
(19.0)
(7.4)
(94.4)
(29.8)
(24.0)
(29.2)
(11.4)
(121.2)
March 2020
(44.5)
(18.1)
(10.8)
(13.1)
(2.6)
(67.0)
(27.2)
(16.3)
(19.7)
(3.9)
(120.3)
June 2019
(110.9)
(25.9)
(26.2)
(17.4)
(41.5)
(158.6)
(36.9)
(37.4)
(24.7)
(59.6)
(119.2)
All-in-sustaining costs (dollar per
ounce)
June 2020
959
878
1,119
991
874
1,476
1,353
1,723
1,524
1,345
735,521
March 2020
876
891
1,047
770
785
1,316
1,339
1,574
1,157
1,180
592,925
June 2019
868
873
983
760
—
1,238
1,245
1,402
1,085
—
590,492
Total all-in-cost (dollar per ounce)
June 2020
993
900
1,167
1,043
886
1,529
1,388
1,796
1,606
1,363
738,079
March 2020
925
907
1,090
890
791
1,390
1,364
1,637
1,338
1,188
597,181
June 2019
1,249
1,029
1,224
936
—
1,781
1,468
1,747
1,335
—
590,492

Average exchange rates were US$1 = R17.98, US$1 = R15.03 and US$1 = R14.40 for the June 2020, March 2020 and June 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.70 for the June 2020, March 2020 and June 2019 quarters, respectively.
Figures may not add as they are rounded independently.

Gold Fields H1
2020
Results
22
UNDERGROUND AND SURFACE
Imperial ounces with metric
tonnes and grade
Total Mine
operations
including
equity
accounted
Joint
Venture
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Tonnes mined
(000 tonnes)*
– underground ore
June 2020
1,506
215
—
—
—
—
—
1,290
484
354
452
—
March 2020
1,398 275 — — — — — 1,123 358 348 418 —
June 2019 1,290 254 — — — — — 1,036 311 299 426 —
– underground waste
June 2020
600
8
—
—
—
—
—
593
214
210
169
—
March 2020
547 8 — — — — — 539 230 186 123 —
June 2019 623 16 — — — — — 607 217 214 175 —
– surface ore
June 2020
8,425
—
5,107
3,024
1,470
612
1,465
1,854
791
—
—
1,062
March 2020
9,265 — 4,919 3,319 740 860 2,795 1,552 633 — — 919
June 2019 9,341 — 5,766 3,951 1,340 475 1,760 1,814 966 — — 849
– total
June 2020
10,531
223
5,107
3,024
1,470
612
1,465
3,737
1,489
564
621
1,062
March 2020
11,211 283 4,919 3,319 740 860 2,795 3,214 1,221 534 540 919
June 2019 11,254 270 5,766 3,951 1,340 475 1,760 3,458 1,494 513 601 849
Grade mined
(grams per tonne)
– underground ore
June 2020
5.5
6.7
—
—
—
—
—
5.3
5.5
5.3
5.1
—
March 2020
5.1 5.9 — — — — — 5.0 4.7 4.8 5.4 —
June 2019 5.3 6.3 — — — — — 5.1 3.6 6.4 5.2 —
– surface ore
June 2020
1.3
—
1.4
1.4
1.5
1.4
0.8
1.1
1.2
—
—
1.1
March 2020
1.2 — 1.4 1.3 1.4 1.5 0.8 1.3 1.6 — — 1.1
June 2019 1.3 — 1.3 1.3 1.6 1.6 1.2 1.3 1.7 — — 0.8
– total
June 2020
1.9
6.5
1.4
1.4
1.5
1.4
0.8
2.8
2.8
5.3
5.1
1.1
March 2020
1.7 5.7 1.4 1.3 1.4 1.5 0.8 2.8 2.7 4.8 5.4 1.1
June 2019 1.8 5.9 1.3 1.3 1.6 1.6 1.2 2.7 2.2 6.4 5.2 0.8
Gold mined
(000 ounces)*
– underground ore
June 2020
265.8
46.7
—
—
—
—
—
219.1
85.0
60.6
73.5
—
March 2020
231.0 52.1 — — — — — 178.9 53.5 53.3 72.1 —
June 2019 219.8 51.3 — — — — — 168.4 36.5 61.3 70.7 —
– surface ore
June 2020
339.0
—
232.2
133.2
71.2
27.8
39.9
66.9
30.7
—
—
36.2
March 2020
349.9 — 214.3 137.9 33.6 42.8 71.3 64.4 33.2 — — 31.2
June 2019 391.5 — 250.2 159.0 67.5 23.7 66.4 74.9 51.9 — — 23.0
– total
June 2020
604.8
46.7
232.2
133.2
71.2
27.8
39.9
286.0
115.6
60.6
73.5
36.2
March 2020
581.0 52.1 214.3 137.9 33.6 42.8 71.3 243.3 86.7 53.3 72.1 31.2
June 2019 611.2 51.3 250.2 159.0 67.5 23.7 66.4 243.3 88.3 61.3 70.7 23.0
Ore milled/treated
(000 tonnes)
– underground ore
June 2020
1,462
210
—
—
—
—
—
1,252
427
377
448
—
March 2020
1,429 291 — — — — — 1,138 388 322 429 —
June 2019 1,331 269 — — — — — 1,062 338 305 420 —
– underground waste
June 2020
8
8
—
—
—
—
—
—
—
—
—
—
March 2020
5 5 — — — — — — — — — —
June 2019 11 11 — — — — — — — — — —
– surface ore
June 2020
9,757
191
5,849
3,835
1,277
737
1,690
2,028
935
—
—
1,094
March 2020
8,913 250 5,259 3,479 1,150 630 1,675 1,729; 766 — — 963
June 2019 7,753 1 5,227 3,441 1,167 619 1,652 873 815 — — 58
– total
June 2020
11,227
408
5,849
3,835
1,277
737
1,690
3,280
1,362
377
448
1,094
March 2020
10,346 546 5,259 3,479 1,150 630 1,675 2,867 1,154 322 429 963
June 2019 9,095 281 5,227 3,441 1,167 619 1,652 1,935 1,152 305 420 58
Yield
(Grams per tonne)
– underground ore
June 2020
4.9
5.8
—
—
—
—
—
4.7
4.6
4.8
4.7
—
March 2020
4.9 6.4 — — — — — 4.6 4.2 4.6 4.8 —
June 2019 5.0 6.6 — — — — — 4.6 3.4 5.8 4.8 —
– surface ore
June 2020
1.1
0.1
1.2
1.2
1.2
1.3
0.9
1.0
1.1
—
—
1.0
March 2020
1.1 0.1 1.1 1.1 1.0 1.5 1.2 1.3 1.6 — — 1.0
June 2019 1.4 4.0 1.3 1.2 1.5 1.4 1.5 1.7 1.8 — — —
– combined
June 2020
1.6
3.0
1.2
1.2
1.2
1.3
0.9
2.4
2.2
4.8
4.7
1.0
March 2020
1.7 3.5 1.1 1.1 1.0 1.5 1.2 2.6 2.5 4.6 4.8 1.0
June 2019 1.9 6.3 1.3 1.2 1.5 1.4 1.5 3.3 2.3 5.8 4.8 —
Gold produced
(000 ounces)*
– underground ore
June 2020
228.2
39.2
—
—
—
—
—
189.0
63.0
58.5
67.5
—
March 2020
226.3 59.7 — — — — — 166.5 52.6 47.4 66.6 —
June 2019 215.5 57.1 — — — — — 158.4 37.3 56.4 64.7 —
– surface ore
June 2020
341.2
0.6
226.4
144.5
50.8
31.1
46.3
67.9
31.9
—
—
35.9
March 2020
327.5 0.9 193.9 127.1 36.9 29.8 62.3 70.4 40.6 — — 29.8
June 2019 344.4 0.2 216.8 134.2 54.6 27.9 80.3 47.2 47.2 — — —
– total
June 2020
569.4
39.8
226.4
144.5
50.8
31.1
46.3
256.9
94.9
58.5
67.5
35.9
March 2020
553.8 60.6 193.9 127.1 36.9 29.8 62.3 236.9 93.1 47.4 66.6 29.8
June 2019 559.9 57.3 216.7 134.2 54.6 27.9 80.3 205.6 84.6 56.4 64.7 —
Cost of sales before gold
inventory change and
amortisation and
depreciation (dollar per
tonne) – underground
June 2020
111
176
—
—
—
—
—
100
97
113
92
—
March 2020
117 206 — — — — — 94 79 114 93 —
June 2019
130 222 — — — — — 106 98 135 90 —
– surface
June 2020
24
9
27
19
45
34
23
18
20
—
—
16
March 2020
27 6 30 24 40 42 25 25 32 — — 19
June 2019 26 71 27 26 28 32 24 26 28 — — —
– total
June 2020
35
98
27
19
45
34
23
49
44
113
92
16
March 2020
40 114 30 24 40 42 25 52 48 114 93 19
June 2019 42 222 27 26 28 32 24 70 49 135 90 —
* Excludes surface material at South Deep.

Gold Fields H1
2020
Results
Review of Operations
Six months ended 30 June 2020 compared with six
months ended 30 June 2019
Figures may not add as they are rounded independently.
South Africa region
South Deep
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
490
430
14%
Waste mined
000
tonnes
16
52
(69)%
Total tonnes
000
tonnes
506
482
5%
Grade mined –
underground reef
g/t
6.26
6.27
— %
Grade mined –
underground total
g/t
6.07
5.59
9%
Gold mined
kg
3,072
2,695 14%
000’oz
98.8
86.6 14%
Destress
m
2
14,958
10,191 47%
Development
m
1,541
2,272 (32)%
Secondary support
m
3,605
5,006 (28)%
Backfill
m
3
140,975
175,725 (20)%
Ore milled –
underground reef
000
tonnes
501.2
440.6
14%
Ore milled –
underground waste
000
tonnes
12.2
38.7
(68)%
Ore milled – surface
000
tonnes
440.8
61.0
623%
Total tonnes milled
000
tonnes
954.1
540.3
77%
Yield – underground
f
g/t
6.14
6.50 (6)%
Surface yield
g/t
0.10
0.32 (68)%
Total yield
g/t
3.27
5.28 (38)%
Gold produced
kg
3,123
2,851 10%
000’oz
100.4
91.7 9%
Gold sold
kg
3,042
2,804 8%
000’oz
97.8
90.1 9%
AISC – revised
interpretation guidance
(WGC November 2018)
R/kg
650,972
698,982
(7)%
US$/oz
1,227
1,529 (20)%
AIC
R/kg
654,537
698,982 (6)%
US$/oz
1,234
1,529 (19)%
Sustaining capital
expenditure
Rm
230.7
250.0 (8)%
US$m
14.0
18.0 (22)%
Non-sustaining capital
expenditure
Rm
10.8
— — %
US$m
0.7
— — %
Total capital
expenditure
Rm
241.6
250.0 (3)%
US$m
14.6
18.0 (19)%
Net cash flow
Rm
79.3
(238.1) 133%
US$m
4.8
(17.6) 127%
Despite the impact of COVID-19 South Deep showed improvements in most measures during H1 2020 compared to H1 2019. This is largely due to the fact that H1 2019 was subject to organisational realignment post the labour restructuring and industrial action towards the end of
2018. Ore mined and gold produced increased by 14% and 10%
respectively. Had it not been for the COVID-19 interventions, the improvements would likely have been more significant.
Development decreased by 32% as 2019 included catch up lead on development. Destress increased by 47% as South Deep continued its migration to North of Wrench from Current Mine. Waste mined
decreased by 69% as a result of the increased focus on destress mining and the decrease in stope access development in Current Mine.
Secondary support decreased by 28% and backfill by 20% during the six months ended 30 June 2020 as these activities were reinstated later than production post the COVID-19 lockdown restrictions. The period ended 30 June 2019 included catch up secondary support and backfill not repeated in the six months ended 30 June 2020.
Surface re-mining and processing increased dramatically by 623% due to fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities.
Total reef yield was negatively impacted by the increased surface re-
mining volume and decreased by 38%, underground reef yield
compares well with a 6% reduction. The relatively high grade recovered is a result of improved stoping performance together with an improvement in the ratio of higher-grade stoping tonnes to development and destress tonnes. Grade was also favourably impacted by the increase in volumes from North of Wrench as extraction from the higher-
grade 3W and 4W proximal corridors gradually increased.
Total all-in cost decreased by 6% to R654,537/kg (US$1,234/oz) for the six months ended 30 June 2020 from R698,982/kg (US$1,529/oz) for the six months ended 30 June 2019 mainly due to higher gold sold and lower capital expenditure, partially offset by slightly higher cost of sales before amortisation and depreciation.
Capital expenditure decreased by 3% to R242 million (US$15 million)
for the six months ended 30 June 2020 from R250 million
(US$18 million) for the six months ended 30 June 2019 as explained below.
Sustaining capital expenditure decreased by 8% to R231m (US$14m)
for the six months ended 30 June 2020 from R250m (US$18m) for the six months ended 30 June 2019 mainly due to reduced overall spending as a result of the COVID-19 pandemic. Non-sustaining capital expenditure increased to R11m (US$1m) for the six months ended 30
June 2020 from Rnil m (US$nil m) for the six months ended 30 June
2019. This increase was mainly due to the preparation for the development growth capital in 2020.
South Deep generated net cash inflow of R79m (US$5m) for the six months ended 30 June 2020 compared to an outflow of R238m
(US$18m) for the six months ended 30 June 2019.
West Africa region
Ghana
June
2020
June
2019
%
Variance
Gold production
000’oz
420.4
437.8 (4)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,060
892
19%
AIC
US$/oz
1,093
1,007 9%
Net cash flow
US$m
139.2
71.5 95%
Total production decreased by 4% to 420koz for the six months ended
30 June 2020 from 438koz for the six months ended 30 June 2019 mainly due to decreased production at Damang following the
completion of the Amoanda pit in H1 2019.
All-in cost increased by 9% to US$1,093/oz in June 2020 from
US$1,007/oz for the six months ended 30 June 2019.
The region produced net cash flow (excluding Asanko) of US$139m for the six months ended 30 June 2020 compared to US$72m for the six months ended 30 June 2019. Gold Fields received US$37.5m on the redemption of preference shares from Asanko for the six months ended
30 June 2020. If included the total cash flow for the six months ended
30 June 2020 would be US$176.7m.

Gold Fields H1
2020
Results
24
Tarkwa
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
6,343
8,013
(21)%
Waste (Capital)
000
tonnes
21,451
19,900
8%
Waste (Operational)
000
tonnes
17,537
20,571
(15)%
Total waste mined
000
tonnes
38,988
40,471
(4)%
Total tonnes mined
000
tonnes
45,331
48,484
(7)%
Grade mined
g/t
1.33
1.25 6%
Gold mined
000’oz
271.0
320.9 (16)%
Strip ratio
waste/ore
6.1
5.1
22%
Tonnes milled
000
tonnes
7,314
6,886
6%
Yield
g/t
1.16
1.22 (5)%
Gold produced
000’oz
271.7
270.9 — %
Gold sold
000’oz
271.7
270.9 — %
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
988
940
5%
AIC
US$/oz
988
940 5%
Sustaining capital
expenditure
US$m
67.5
68.3
(1)%
Non-sustaining
expenditure
US$m
—
—
— %
Total capital
US$m
67.5
68.3 (1)%
Net cash flow
US$m
129.4
62.1 108%

Gold production increased marginally to 271,700oz for the six months ended 30 June 2020 from 270,900oz for the six months ended 30
June 2019 mainly due to higher tonnes milled. Yield decreased by 5%
to 1.16/t for the six months ended 30 June 2020 from 1.22g/t for the six months ended 30 June 2019 due to lower ore tonnes mined and feeding of lower grade stockpiles. Ore rehandled from stockpiles was 1,782kt at a head grade of 0.78g/t for the six months ended 30 June 2020 compared to 270kt at a head grade of 0.83g/t for the six months ended
30 June 2019.
Total tonnes mined, including capital waste stripping, decreased by 7%
to 45.3 million tonnes for the six months ended 30 June 2020 from 48.5 million tonnes or the six months ended 30 June 2019 in line with the
2020 mine plan.
All-in cost increased by 5% to US$988/oz for the six months ended 30
June 2020 from US$940/oz for the six months ended 30 June 2019 due to higher cost of sales before amortisation and depreciation and higher royalty tax, partially offset by higher gold sold and lower capital expenditure.
Capital expenditure decreased by 1% to US$67.5 million for the six months ended 30 June 2020 from US$68.3 million for the six months ended 30 June 2019.
Tarkwa generated net cash flow of US$129m for the six months ended
30 June 2020 from US$62m for the six months ended 30 June 2019 mainly due to a higher gold price received.
Damang
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
2,211
2,697
(18)%
Waste (Capital)
000
tonnes
8
11,711
(100)%
Waste (Operational)
000
tonnes
11,679
2,715
330%
Total waste mined
000
tonnes
11,686
14,426
(19)%
Total tonnes mined
000
tonnes
13,897
17,123
(19)%
Grade mined
g/t
1.47
1.58 (7)%
Gold mined
000’oz
104.8
136.9 (23)%
Strip ratio
waste/ore
5.3
5.3
(1)%
Tonnes milled
000
tonnes
2,427
2,317
5%
Yield
g/t
1.12
1.50 (25)%
Gold produced
000’oz
87.8
111.8 (21)%
Gold sold
000’oz
87.8
111.8 (21)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,371
652
110%
AIC
US$/oz
1,425
1,061 34%
Sustaining capital
expenditure
US$m
3.7
4.0
(8)%
Non-sustaining
expenditure
US$m
4.7
45.7
(90)%
Total capital
US$m
8.4
49.7 (83)%
Net cash flow
US$m
9.8
9.4 5%
Gold production decreased by 21% to 87,800oz for the six months ended 30 June 2020 from 111,800oz for the six months ended 30 June
2019 mainly due to lower yield. Yield decreased by 25% to 1.12g/t for the six months ended 30 June 2020 from 1.50g/t for the six months ended 30 June 2019 due to lower feed grade following the completion of the Amoanda and Saddle pits in 2019 as well as the lower grade material mined while transitioning through the Huni Sandstone in the main pit Complex during H1 2020. In addition, ore rehandled from stockpiles was 663kt at a head grade of 0.94g/t for the six months ended
30 June 2020 compared to 396kt at a head grade of 1.78g/t for the six months ended 30 June 2019.
Total tonnes mined decreased by 19% to 13.9 million tonnes for the six months ended 30 June 2020 from 17.1 million tonnes for the six months ended 30 June 2019 due to the completion of mining in the Amoanda and Saddle pits in line with the plan.
Capital waste tonnes, included in total waste tonnes, decreased by
100% to 0.01 million tonnes for the six months ended 30 June 2020 from
11.7 million tonnes for the six months ended 30 June 2019 due to the completion of capital waste stripping following the intersection of the main orebody at the Damang Complex pits.
Operational waste tonnes increased by 330% to 11.7 million tonnes for the six months ended 30 June 2020 from 2.7 million tonnes for the six months ended 30 June 2019 due to the completion of capital waste stripping in H1 2020 with all waste now mined classified as operational waste.
Ore tonnes mined decreased by 18% to 2.2 million tonnes for the six months ended 30 June 2020 from 2.7 million tonnes for the six months ended 30 June 2019 as a result of the completion of mining at Saddle and Amoanda pits.
Gold mined decreased by 23% to 104,800oz for the six months ended
30 June 2020 from 136,900oz for the six months ended 30 June 2019 due to lower ore tonnes and grade mined as a result of the completion of mining at Saddle and Amoanda pits.

Gold Fields H1
2020
Results
25
All-in cost increased by 34% to US$1,425/oz for the six months ended
30 June 2020 from US$1,061/oz for the six months ended 30 June 2019 due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.
Capital expenditure decreased by 83% to US$8.4 million for the six months ended 30 June 2020 from US$49.7 million for the six months ended 30 June 2019. Non-sustaining capital expenditure decreased by
90% to US$4.7m for the six months ended 30 June 2020 from
US$45.7m for the six months ended 30 June 2019. The decrease in capital expenditure is mainly due to lower capital waste tonnes mined.
At the end of the June 2020 quarter, 42 months into the Damang reinvestment project (DRP), total material mined amounted to 134 million tonnes, 14% ahead of the project schedule. Gold produced for the same period was 620,550oz, 13% above the DRP plan of
550,568oz. Project capital spent as at 30 June 2020 was US$355m versus the DRP budget of US$336m, largely driven by the additional capital waste tonnes mined.
Damang generated net cash flow of US$10m for the six months ended
30 June 2020 compared to US$9m for the six months ended 30 June
2019.
Encouragingly, mining transitioned through the bulk of the Huni
Sandstone during H1 2020, with minimal volumes of Huni Sandstone remaining. Damang is on track to deliver the 2020 production guidance, with mining occurring in the higher grade Tarkwa Phyllite during H2
2020 where mined grade is expected to improve. Gold production will thus be higher in the second half of the year relative to the first half. This is expected to have a favourable impact on AISC and AIC in H2 2020 and for the full year.
Asanko (Equity accounted Joint Venture)
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
3,271
2,561
28%
Waste mined
000
tonnes
15,178
14,391
5%
Total tonnes mined
000
tonnes
18,449
16,952
9%
Grade mined
g/t
1.49
1.48 1%
Gold mined
000’oz
157.0
121.9 29%
Strip ratio
waste/ore
4.6
5.6
(18)%
Tonnes milled
000
tonnes
3,038
2,598
17%
Yield
g/t
1.39
1.47 (6)%
Gold produced
000’oz
135.4
122.5 11%
Gold sold
000’oz
129.2
119.8 8%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
929
1,155
(20)%
AIC
US$/oz
1,083
1,235 (12)%
Sustaining capital
expenditure
US$m
12.0
27.9
(57)%
Non-sustaining
expenditure
US$m
16.0
7.8
105%
Total capital
US$m
28.0
35.6 (21)%

All figures in table on a 100% basis.
Gold production increased by 11% to 135,400oz (100% basis) for the six months ended 30 June 2020 from 122,500oz (100% basis) for the six months ended 30 June 2019 mainly due to higher tonnes milled which increased 17%.
All-in cost decreased by 12% to US$1,083/oz for the six months ended
30 June 2020 from US$1,235/oz for the six months ended 30 June 2019 underpinned by an 8% increase in gold sold and a decrease in capital expenditure.
Total capital expenditure (100% basis) decreased by 21% to US$28 million for the six months ended 30 June 2020 from US$36 million for the six months ended 30 June 2019 due to reduced capital strip at the
Esaase pit as the pit advances.
South America region
Peru
Cerro Corona
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
4,260
3,681

16%
Waste mined
000
tonnes
4,300
7,141

(40)%
Total tonnes mined
000
tonnes
8,560
10,822

(21)%
Grade mined – gold
g/t
0.81
1.10
(26)%
Grade mined – copper
per cent
0.42
0.53
(20)%
Gold mined
000’oz
111.2
130.5
(15)%
Copper mined
000
tonnes
17,950
19,535

(8)%
Tonnes milled
000
tonnes
3,364
3,348

— %
Gold recoveries
per cent
67.2
66.5
1%
Copper recoveries
per cent
87.9
89.3
(2)%
Yield – Gold
g/t
0.62
0.78
(21)%
– Copper
per cent
0.40
0.50
(20)%
– Combined
eq g/t
1.00
1.46
(31)%
Gold produced
000’oz
64.3
80.8
(20)%
Copper produced
tonnes
12,989
16,122
(19)%
Total equivalent gold
produced
000’
eq oz
108.7
157.1

(31)%
Total equivalent gold
sold
000’
eq oz
113.0
156.4

(28)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
547
264

107%
AISC
US$/
eq oz
887
684

30%
AIC
US$/oz
709
290
144%
AIC
US$/
eq oz
984
698

41%
Sustaining capital
expenditure
US$m
8.9
14.6

(39)%
Non-sustaining
expenditure
US$m
10.5
1.7

500%
Total capital
dit
US$m
19.3
16.3
19%
Net cash flow
US$m
49.4
51.5
(4)%
Since 15 March 2020, the Cerro Corona operation has been impacted by the State of Emergency declared by the Peruvian Government in response to the COVID-19 pandemic, with the quarantine limiting (to varying degrees) the team’s ability to transport people and concentrate.
In addition, the new health protocols that were implemented in response to the pandemic, have limited the capacity at the camp, which has negatively impacted the mining operation and construction projects.
Gold production decreased by 20% to 64,300oz for the six months ended 30 June 2020 from 80,800oz for the six months ended 30 June
2019, while copper production decreased by 19% to 12,989 tonnes for the six months ended 30 June 2020 from 16,122 tonnes for the six months ended 30 June 2019, both due to lower grades processed.
Equivalent gold production decreased by 31% to 108,700oz for the six months ended 30 June 2020 from 157,100oz for the six months ended
30 June 2019 underpinned by lower gold and copper grades processed as lower grade stockpiles were used to supplement the fresh ore mined due to the COVID-19 restrictions during the six months (31Koz), together with a lower price factor (17Koz).

Gold Fields H1
2020
Results
26
All-in cost per gold ounce increased by 144% to US$709/oz for the six months ended 30 June 2020 from US$290/oz for the six months ended
30 June 2019 mainly due to higher capital expenditure, lower by-product credits and lower gold sold. All-in cost per equivalent ounce increased by 41% to US$984 per equivalent ounce for the six months ended 30
June 2020 from US$698 per equivalent ounce for the six months ended
30 June 2019 due to lower equivalent ounces sold and higher capital expenditure.
Total capital expenditure increased by 19% to US$19.3 million for the six months ended 30 June 2020 from US$16.3 million for the six months ended 30 June 2019. This increase was underpinned by the
construction of the Arpon waste storage facility, as well as the culmination of the infrastructure relocation activities related to the expansion of the life of mine until 2030, which started at the end of 2019.
This included relocation of roads, the explosive storage facility and warehouses.
Despite the challenges, Cerro Corona generated net cash flow of
US$49m for the six months ended 30 June 2020 compared with
US$52m for the six months ended 30 June 2019.
Australia region
June
2020
June
2019
%
Variance
Gold production
000’oz
493.8
434.9 14%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,400
1,191
18%
US$/oz
919
841 9%
AIC
A$/oz
1,463
1,677 (13)%
US$/oz
960
1,185
(19)%
Net cash flow*
A$m
317.3
38.6 722%
US$m
208.3
27.5 658%
Net cash flow
(excluding Gruyere
growth capital)
A$m
317.3
130.4
143%
US$m
208.3
92.2 126%
*Includes Australia consolidated tax paid and working capital movements of A$71.0m
(US$46.8m) in H1 2020 and A$52.9m (US$37.6m) in H1 2019, respectively.
Gold production increased by 14% to 494koz for the six months ended
June 2020 from 435koz for the six months ended June 2019 mainly due to the inclusion of Gruyere, with the operation reaching commercial levels of production at the end of September 2019.
All-in cost (which included capital expenditure on Gruyere) decreased by 13% to A$1,463/oz (US$960/oz) for the six months ended June 2020 from A$1,677/oz (US$1,185/oz) for the six months ended June 2019.
The region produced net cash flow of A$317m (US$208m) for the six months ended June 2020 compared with A$130m (US$92m) for the six months ended June 2019.
St Ives
June
2020
June
2019
%
Variance
Underground
Ore mined
000
tonnes
842
646
30%
Waste mined
000
tonnes
444
464
(4)%
Total tonnes mined
000
tonnes
1,286
1,109
16%
Grade mined
g/t
5.12
4.05 26%
Gold mined
000’oz
138.5
84.0 65%
Surface
— %
Ore mined
000
tonnes
1,424
1,718
(17)%
Surface waste (Capital)
000
tonnes
1,805
3,396
(47)%
Surface waste
(Operational)
000
tonnes
3,501
1,900
84%
Total waste mined
000
tonnes
5,306
5,296
— %
Total tonnes mined
000
tonnes
6,730
7,014
(4)%
Grade mined
g/t
1.40
1.70 (18)%
Gold mined
000’oz
63.9
93.6
(32)%
Strip ratio
waste/ore
3.7
3.1
19%
Total (Underground
and Surface)
Total ore mined
000
tonnes
2,266
2,364
(4)%
Total grade mined
g/t
2.78
2.34
19%
Total tonnes mined
000
tonnes
8,016
8,124
(1)%
Total gold mined
000’oz
202.3
177.6 14%
Tonnes milled
000
tonnes
2,516
2,251
12%
Yield – underground
g/t
4.41
3.90 13%
Yield – surface
g/t
1.33
2.00 (34)%
Yield – combined
g/t
2.33
2.60 (11)%
Gold produced
000’oz
188.1
187.6 — %
Gold sold
000’oz
197.1
183.2 8%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,346
1,217
11%
US$/oz
884
859 3%
AIC
A$/oz
1,376
1,427 (4)%
US$/oz
904
1,008 (10)%
Sustaining capital
expenditure
A$m
51.1
33.3 53%
US$m
33.6
23.5 43%
Non-sustaining capital
expenditure
A$m
5.9
38.5 (85)%
US$m
3.9
27.2 (86)%
Total capital
expenditure
A$m
57.0
71.8 (21)%
US$m
37.4
50.7 (26)%
Net cash flow (pre-tax)
A$m
151.8
91.7 66%
US$m
99.7
64.9 54%
Gold production for the six months ended 30 June 2020 was 188,100oz, similar to production of 187,600oz for the six months ended 30 June
2019 as a 12% increase in tonnes milled was offset by a 11% decrease in yield.

Gold Fields H1
2020
Results
27
At the underground operations, ore mined increased by 30% to 842,000t for the six months ended 30 June 2020 from 646,000t for the six months ended 30 June 2019 with ramp-up of ore production at Hamlet North.
The underground grade mined increased by 26% to 5.12g/t for the six months ended 30 June 2020 from 4.05g/t for the six months ended 30
June 2019 as a result of the commencement of production stope mining at the Hamlet North mine.
At the open pits total ore tonnes mined decreased by 17% to 1.42 million tonnes for the six months ended 30 June 2020 from 1.72 million tonnes for the six months ended 30 June 2019. Stage 6 of the Invincible open pit was completed during 2019, bringing mining of the Invincible open pit to an end. In 2020, all open pit ore was sourced from the
Neptune pit. Subsequently, grade mined decreased by 18% to 1.40g/t for the six months ended 30 June 2020 from 1.70g/t for the six months ended 30 June 2019 as grades in the current stages of the Neptune pit are lower than grades in the Invincible open pit.
All-in cost decreased by 4% to A$1,376/oz (US$904/oz) for the six months ended 30 June 2020 from A$1,427/oz (US$1,008/oz) for the six months ended 30 June 2019 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation.
Capital expenditure decreased by 21% to A$57 million (US$37 million)
for the six months ended 30 June 2020 from A$72 million
(US$51 million) for the six months ended 30 June 2019. During 2019 the Invincible and Hamlet North underground mines were being developed.
St Ives generated net cash flow of A$152m (US$100m) for the six months ended 30 June 2020 compared with A$92m (US$65m) for the six months ended 30 June 2019.
Agnew
June
2020
June
2019
%
Variance
Underground ore mined
000
tonnes
702
591
19%
Underground waste
mined
000
tonnes
396
398
— %
Total tonnes mined
000
tonnes
1,098
989
11%
Grade mined –
underground
g/t
5.05
6.21
(19)%
Gold mined
000’oz
113.9
117.9 (3)%
Tonnes milled
000
tonnes
698
586
19%
Yield
g/t
4.72
6.02 (22)%
Gold produced
000’oz
105.9
113.3 (6)%
Gold sold
000’oz
105.5
115.4 (9)%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,655
1,337
24%
US$/oz
1,086
944 15%
AIC
A$/oz
1,723
1,753 (2)%
US$/oz
1,131
1,238 (9)%
Sustaining capital
expenditure
A$m
33.0
29.5 12%
US$m
21.7
20.8 4%
Non-sustaining capital
expenditure
A$m
7.2
48.0 (85)%
US$m
4.7
33.9 (86)%
Total capital
expenditure
A$m
40.3
77.5 (48)%
US$m
26.4
54.7 (52)%
Net cash flow (pre-tax)
A$m
63.4
18.3 247%
US$m
41.7
12.9 223%
Gold production decreased by 6% to 105,900oz for the six months ended 30 June 2020 from 113,300oz for the six months ended 30 June
2019 due to a decrease in grade of ore mined and processed in line with the plan. The reduced grade was due to additional lower grade stopes mined in the Kath lode at Waroonga and at New Holland. This was partially offset by an increase in ore tonnes mined and processed due to additional stopes mined.
Tonnes processed increased by 19% to 698,000t in the six months ended 30 June 2020 from 586,000t for the six months ended 30 June
2019. This increase can be attributed to the additional production days, increased crusher availability through maintenance practices, change in grinding media and instrumentation upgrades to manage tank settling.
All-in cost decreased by 2% to A$1,723/oz (US$1,131/oz) for the six months ended 30 June 2020 from A$1,753/oz (US$1,238/oz) for the six months ended 30 June 2019 due to lower capital expenditure and increased gold sold, partially offset by increased production cost as a result of expediting development from H2 in order to derisk the H2 production plan.
Capital expenditure decreased by 48% to A$40 million (US$26 million)
for the six months ended 30 June 2020 from A$78 million
(US$55 million) for the six months ended 30 June 2019 driven by an
85% decrease in non-sustaining capital expenditure to A$7m (US$5m)
for the six months ended June 2020 from A$48m (US$34m) for the six months ended June 2019. Additional expenditure was incurred in 2019 to establish the new accommodation village A$31m (US$22m) and to develop the Waroonga North decline A$6m (US$4m).
The second stage of the electricity supply project was concluded in
2020, with EDL commissioning the 13MW battery plant in March 2020 and the 18MW wind farm in May 2020. More than 50% of Agnew’s energy needs are now generated from renewable and low-carbon sources. The completed micro-grid consists of a 23MW power station which integrates solar with gas, diesel generation, the new battery plant and wind farm, it is owned and operated by EDL, who will recoup its investment via the electricity supply agreement with Agnew.
Agnew generated net cash flow of A$63m (US$42m) for the six months ended 30 June 2020 compared with A$18m (US$13m) for the six
months ended 30 June 2019.
Granny Smith
June
2020
June
2019
%
Variance
Underground ore mined
000
tonnes
870
824
6%
Underground waste
mined
000
tonnes
291
298
(2)%
Total tonnes mined
000
tonnes
1,161
1,122
4%
Grade mined –
underground
g/t
5.21
5.45
(4)%
Gold mined
000’oz
145.6
144.5 1%
Tonnes milled
000
tonnes
877
818
7%
Yield
g/t
4.76
5.10 (7)%
Gold produced
000’oz
134.1
134.0 — %
Gold sold
000’oz
133.9
133.9 — %
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,342
1,029
30%
US$/oz
881
727 21%
AIC
A$/oz
1,473
1,268 16%
US$/oz
967
895 8%
Sustaining capital
expenditure
A$m
31.4
14.0 124%
US$m
20.6
9.9 109%
Non-sustaining capital
expenditure
A$m
17.5
32.0 (45)%
US$m
11.5
22.6 (49)%
Total capital
expenditure
A$m
48.9
46.0 6%
US$m
32.1
32.5 (1)%
Net cash flow (pre-tax)
A$m
114.9
73.4 56%
US$m
75.4
51.8 46%
Gold production for the six months ended 30 June 2020 was 134,100oz, similar to production of 134,000oz for the six months ended 30 June
2019.

Gold Fields H1
2020
Results
28
All-in cost increased by 16% to A$1,473/oz (US$967/oz) for the six months ended 30 June 2020 from A$1,268/oz (US$895/oz) for the six months ended 30 June 2019 due to increased production cost
(increased ore mined and processed at lower grade) and increased capital expenditure. The increase in mining cost is mainly due to increased ore development as well as additional support and hauling costs as a result of mining the deeper ore zones.
Capital expenditure increased by 6% to A$49 million (US$32 million) for the six months ended 30 June 2020 from A$46 million (US$33
million) for the six months ended 30 June 2019. The increase in capital expenditure was mainly due to the purchase of a new underground development drill rig in 2020.
Granny Smith generated net cash flow of A$115m (US$75m) for the six months ended 30 June 2020 compared with A$73m (US$52m) for the six months ended 30 June 2019.
The increase in sustaining capital expenditure and decrease in non-
sustaining capital expenditure was due to the reclassification of the
Zone 110/120 areas which turned cash flow positive during H1 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.
Gruyere
June
2020
June
2019
%
Variance
Ore mined
000
tonnes
3,962
2,460
61%
Waste (Capital)
000
tonnes
4,339
7,349
(41)%
Waste (Operational)
000
tonnes
2,269
—
— %
Total waste mined
000
tonnes
6,608
7,349
(10)%
Total tonnes mined
000
tonnes
10,571
9,808
8%
Grade mined
g/t
1.06
0.82 29%
Gold mined
000’oz
134.8
64.6 109%
Strip ratio
waste/ore
1.7
3.0
(43)%
Tonnes milled
000
tonnes
4,113
—
— %
Yield
g/t
0.99
— — %
Gold produced
000’oz
131.5
— — %
Gold sold
000’oz
130.0
— — %
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,269
—
— %
US$/oz
833
— — %
AIC
A$/oz
1,282
— — %
US$/oz
842
— — %
Sustaining capital
expenditure – 50%
basis
A$m
14.4
— — %
US$m
9.5
— — %
Non-sustaining capital
expenditure – 50%
basis
A$m
0.8
92.5 (99)%
US$m
0.6
64.9 (99)%
Total capital
expenditure – 50%
basis
A$m
15.3
92.5 (83)%
US$m
10.0
64.9 (85)%
Net cash flow - 50%
basis (pre-tax)
A$m
58.2
(91.9) 163%
US$m
38.2
(64.9) 159%

Mine physicals in table on a 100% basis.
Gold production for the six months ended 30 June 2020 was 131,500oz.
Production commenced in July 2019, with commercial production achieved by the end of September 2019.
Total tonnes mined were up by 8% for the six months ended 30 June
2020 compared with the six months ended 30 June 2020. The mix of ore and waste was substantially different with a 61% increase in ore mined during the six months ended 30 June 2020 while the focus was on capital stripping in the six months ended 30 June 2019 as the mine was being established.
All-in cost for the six months ended 30 June 2020 was A$1,282/oz
(US$842/oz).
Capital expenditure (on a 50% basis) decreased by 83% to A$15 million (US$10 million) for the six months ended 30 June 2020 from
A$93 million (US$65 million) for the six months ended 30 June 2019.
The period ended June 2019 marked the final phase of project construction and commissioning.
Gruyere generated net cash flow (on a 50% basis) of A$58m
(US$38m) for the six months ended 30 June 2020 compared with a cash outflow of A$92m (US$65m) for the six months ended 30 June 2019.
Corporate

Cash dividend
In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 92 of 160 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2020. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the
JSE Listings Requirements, the following additional information is disclosed:
•  The dividend has been declared out of income reserves;
•  The gross local dividend amount is 160 SA cents per ordinary share for shareholders exempt from dividends tax;
•  The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
•  The net local dividend amount is 128 SA cents per ordinary share for shareholders liable to pay the dividends tax;
•   Gold Fields currently has 883,333,518 ordinary shares in issue; and
•   Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
•  Interim dividend number 92: 160 SA cents per share;
•  Last date to trade cum-dividend: Tuesday, 8 September 2020;
•  Sterling and US Dollar conversion date: Wednesday, 9 September
2020;
•  Shares commence trading ex-dividend: Wednesday, 9 September
2020;
•  Record date: Friday, 11 September 2020; and
•  Payment of dividend: Monday, 14 September 2020.
Share certificates may not be dematerialised or rematerialised between:
Wednesday, 9 September 2020 and: Friday, 11 September 2020, both dates inclusive.
Outlook for 2020
FY 2020 Production guidance, as updated with the Q1 2020 operating update, remains intact at between 2.200Moz and 2.250Moz.
In light of the increase in costs in H1 2020, we are increasing our cost guidance for the year. AISC is expected to be between US$960/oz and
US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz – US$1,055/oz). The revised cost guidance is based on an estimated rand exchange rate of R17.00 and A$ exchange rate of 0.70 for H2 2020. Increased royalties (due to the higher gold price) account for US$15/oz of the cost increase, while COVID-19-
related costs account for US$10/oz. Potential further COVID-19-related disruptions increases the risk to Group production and cost guidance.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 5 and 47.

Gold Fields H1
2020
Results
29
Basis of preparation
The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting
Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting
Standards Council and the requirements of the Companies Act of South
Africa.
The condensed consolidated financial statements are presented in
United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial
Reporting Standards and are consistent with those applied in the previous annual financial statements.
Certain information presented in these results constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information and for the completeness and accuracy of the pro forma financial information is that of the directors of the
Company. This is presented for illustrative purposes only and has not been audited or reviewed or otherwise reported on by our external auditors. Because of its nature, the pro forma financial information may not fairly present Gold Field’s financial position, changes in equity, and results of operations or cash flows. The pro forma adjustments have been compiled and calculated in terms of the JSE Listings
Requirements and group accounting policies which are consistent with
International Financial Reporting Standards and as disclosed in the consolidated financial statements for the year ended 31 December
2019.
Restatement relating to cut-off
During the 2019 financial year, management identified an error relating to cut-off as transactions between cost close (the date the general ledger was closed for reporting purposes) and calendar month-end had not been recorded. This resulted in restatements to a number of financial statement captions in the financial statements, refer to Note 42 of the financial statements for the year ended 31 December 2019. This has also resulted in an error in the financial statements for the six months ended 30 June 2019, which has been corrected by restating each of the affected financial statement line items for prior periods. All unaffected financial statement line items, in the tables below, have been grouped together as “other”.
No adjustments were made to the consolidated income statement, statement of changes in equity and statement of comprehensive income. There was no impact on the Group’s basic, headline or diluted earnings per share for the six months ended 30 June 2019. The following tables summarise the impact on the Group’s consolidated financial statements.
i. Consolidated statement of financial position
30 June 2019
US$’m
As
previously
reported
Adjustments
As
restated
Cash and cash
equivalents
534.8
(44.5)
490.3
Other current assets
500.6 (41.4) 459.2
Other
5,480.4 — 5,480.2
Total assets
6,515.8
(85.9)
6,429.9
Borrowings
2,033.0 — 2,033.0
Current portion of
borrowings
—
—
—
Other current liabilities
602.9 (85.9) 517.0
Other
1,054.9 — 1,054.9
Total liabilities
3,690.8
(85.9)
3,604.9
Total equity
2,825.0
—
2,825.0
Net debt
1,498.2
44.5
1,542.7
Adjusted EBITDA
1,130.0 — 1,130.0
Net debt to adjusted
EBITDA
1.33
1.37
1 January 2019
US$’m
As
previously
reported
Adjustments
As
restated
Cash and cash
equivalents
399.7
(180.0)
219.7
Other current assets
521.4 (14.6) 506.8
Other
5,183.2 — 5,183.2
Total assets
6,104.3
(194.6)
5,909.7
Borrowings
1,925.3 (111.0) 1,814.3
Current portion of
borrowings
86.3
6.2
92.5
Other current liabilities
520.7 (89.8) 430.9
Other
865.1 — 865.1
Total liabilities
3,397.4
(194.6)
3,202.8
Total equity
2,706.9
—
2,706.9
Net debt
1,611.9 75.2 1,687.1
ii. Consolidated statement of cash flows
30 June 2019
US$’m
As
previously
reported
Adjustments
As
restated
Change in working
capital
(25.2)
27.3
2.1
Royalties and taxation
paid
(99.1)
3.4
(95.7)
Other
550.0 — 550.0
Cash flows from
operating activities
425.7
30.7
456.4
Dividends paid
(11.5)
—
(11.5)
Cash flows from
investing activities
(277.4)
—
(277.4)
Loans repaid
(1,503.2) 111.0 (1,392.2)
Loans raised
1,520.7 (6.2) 1,514.5
Other
(17.2) — (17.2)
Cash flows from
financing activities
0.3
104.8
105.1
Net cash generated
137.1 135.5 272.6
Effect of exchange
rate fluctuation on
cash held
(2.0)
—
(2.0)
Cash and cash
equivalents at
beginning of the period
399.7
(180.0)
219.7
Cash and cash
equivalents at
beginning of the
period
534.8
(44.5)
490.3

iii. Consolidated income statement, consolidated statement
of comprehensive income and consolidated statement of
changes in equity
There is no impact on the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity for the six months ended 30 June 2019.

Gold Fields H1
2020
Results
30
Silicosis and tuberculosis class and individual actions
As previously reported, the Gold Working Group (comprising African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold
Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”)
concluded a settlement agreement (the “Settlement Agreement”) with the attorneys representing claimants in the silicosis and tuberculosis class action litigation on 3 May 2018. The Settlement Agreement provides meaningful compensation to eligible workers suffering from silicosis and/or tuberculosis who worked in the GWG Parties’ mines from 12 March 1965 to the effective date of the Settlement Agreement.
The Settlement Agreement was approved by a full bench of the High
Court, Gauteng Local Division, on 26 July 2019. The Settlement
Agreement has become effective, operational and unconditional on 10
December 2019.
The settlement trust, to be known as the Tshiamiso Trust, has commenced its work of implementing the Settlement Agreement. This will include the Trust tracking and tracing class members, processing all submitted claims, including the undertaking of benefit medical examinations and the payment of benefits to eligible claimants.
On 1 February 2020, the GWG Parties commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of potential eligible claimants.
Benefits provided for in the Settlement Agreement and other details can be found at
https://www.silicosissettlement.co.za/
Provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement
Agreement. At 30 June 2020, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to
US$16m (R280m). The nominal value of this provision is US$22m
(R380m).
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.
Syndicated revolving credit facilities extension
In July 2020 Gold Fields exercised a one year extension request for the
US$1.2bn bank syndicated revolving credit facilities.
The final uptake of the one year extension for Tranche A and B of the
US$1.2bn RCF was US$870m. Tranche A, a US$600m three year RCF terminates 25 July 2022, USD485m has been extended to 25 July
2023. Tranche B, a US$600m five year RCF terminates on 25 July
2024, US$485m has been extended to 25 July 2025.
Segment reporting
The net profit/(loss) (excluding Asanko) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:
Six months ended 30 June 2020
US$’m
Net profit
160.8
– Operating segments
199.2
– Corporate and projects
(38.4)
Six months ended 30 June 2019
US$’m
Net profit
78.7
– Operating segments
187.6
– Corporate and projects
(108.9)
Nick Holland
Chief Executive Officer
20 August 2020

Gold Fields H1
2020
Results
31
The financial statements are presented on a condensed consolidated basis.
INCOME STATEMENT
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2020
June
2019
Revenue
1,754.3
1,378.5
Cost of sales
(1,072.5)
(986.4)
Cost of sales before amortisation and depreciation
(767.4)
(694.5)
Cost of sales before gold inventory change and amortisation and depreciation
(752.6)
(700.1)
Gold inventory change
(14.8)
5.6
Amortisation and depreciation
(305.1)
(291.9)
Net interest expense
(41.2)
(30.9)
Share of results of equity accounted investees, after taxation
28.5
(0.5)
Gain/(loss) on foreign exchange
12.0
(0.1)
Loss on financial instruments
(275.0)
(109.4)
Share-based payments
(6.7)
(11.2)
Long-term incentive plan
(25.4)
(5.8)
Other costs, net
(27.1)
(35.9)
Exploration and project expenses
(35.9)
(43.5)
Profit before royalties, taxation and non-recurring items
311.0
154.8
Non-recurring items
1.0
19.0
Profit before royalties and taxation
312.0
173.8
Royalties
(47.8)
(33.6)
Profit before taxation
264.2
140.2
Mining and income taxation
(103.4)
(61.5)
Normal taxation
(152.8)
(82.9)
Deferred taxation
49.4
21.4
Profit for the period
160.8
78.7
Attributable to:
Owners of the parent
155.5
70.5
Non-controlling interest
5.3
8.2
Profit per share (cents) attributable to owners of the parent
18
9
Diluted profit per share (cents) attributable to owners of the parent
18
8
Non-IFRS measures and other disclosures
Non-recurring items:
Profit on disposal of Maverix
—
14.6
Profit on disposal of assets
0.3
0.1
Restructuring costs
(0.8)
(0.3)
Salares VAT
19.6
—
COVID-19 donations
(2.2)
—
Loss on buy-back of bond
—
(5.0)
(Impairment)/reversal of impairment of FSE
(1.6)
9.6
Impairment of investments and assets
(9.8)
—
Other
(4.5)
—
Total non-recurring items
1.0
19.0
Taxation on items above
4.0
0.1
Non-recurring items after tax
5.0
19.1
Headline earnings attributable to owners of the parent
173.4
39.9
Headline earnings per share (cents) attributable to owners of the parent
20
5
Diluted headline earnings per share (cents) attributable to owners of the parent
20
5
Normalised profit attributable to owners of the parent
323.4
126.2
Normalised profit per share (cents) attributable to owners of the parent
37
15
US Dollar/South African Rand conversion rate
16.50
14.22
Australian Dollar/US Dollar conversion rate
0.66
0.71
Figures may not add as they are rounded independently.
The consolidated financial statements for the six months ended 30 June 2020 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

Gold Fields H1
2020
Results
32
STATEMENT OF COMPREHENSIVE INCOME
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2020
June
2019
Profit for the period
160.8
78.7
Other comprehensive income, net of tax
(300.4)
39.7
Equity investments at FVOCI – net change in fair value*
24.4
31.1
Taxation on above item*
(2.5)
(8.2)
Foreign currency translation adjustments
#
(322.3)
16.8
Total comprehensive income for the period
(139.6)
118.4
Attributable to:
– Owners of the parent
(144.9)
110.2
– Non-controlling interest
5.3
8.2
(139.6)
118.4
* Items that will not be reclassified to profit or loss.
#
Items can be subsequently reclassified to the income statement.

STATEMENT OF FINANCIAL POSITION
United States Dollars
Figures in millions unless otherwise stated
June 2020
December
2019
Non-current assets
5,210.3
5,460.2
Property, plant and equipment
4,374.4
4,657.1
Other non-current assets
217.8
210.5
Equity accounted investees
199.6
172.0
Investments
112.2
155.1
Loan advanced - contractors
68.4
—
Deferred taxation
237.9
265.5
Current assets
1,530.4
1,069.9
Other current assets
589.6
554.9
Cash and cash equivalents
940.8
515.0
Assets held for sale
31.2
31.2
Total assets
6,771.9
6,561.3
Total equity
2,971.8
2,908.7
Non-current liabilities
2,131.3
2,284.8
Deferred taxation
404.0
433.6
Borrowings
992.8
1,160.9
Environmental rehabilitation provisions
365.9
370.3
Lease liabilities
313.7
287.7
Long-term employee benefits
36.3
11.5
Other long-term provisions
18.6
20.8
Current liabilities
1,668.8
1,367.8
Other current liabilities
795.5
637.7
Current portion of borrowings
823.6
684.9
Current portion of lease liabilities
49.7
45.2
Total equity and liabilities
6,771.9
6,561.3
US Dollar/South African Rand conversion rate
17.35
14.00
Australian Dollar/US Dollar conversion rate
0.69
0.70
Net debt
1,239.0
1,663.7
Net debt (excluding lease liabilities)
875.6
1,330.8

Gold Fields H1
2020
Results
33
STATEMENT OF CHANGES IN EQUITY
United States Dollars
Six months ended
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance at 31 December 2019
3,622.5
(2,035.5)
1,190.0
131.7
2,908.7
Total comprehensive income
—
(300.4)
155.5
5.3
(139.6)
Profit for the period
—
—
155.5
5.3
160.8
Other comprehensive income
—
(300.4)
—
—
(300.4)
Dividends declared
—
—
(53.0)
—
(53.0)
Share-based payments
—
6.7
6.7
—
—
Shares issued
249.0
—
—
—
249.0
Balance as at 30 June 2020
3,871.5
(2,329.2)
1,292.5
137.0
2,971.8
United States Dollars
Six months ended
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance at 31 December 2018
3,622.5
\
(2,110.3)
1,073.9
120.8
2,706.9
Total comprehensive income
—
39.7
70.5
8.2
118.4
Profit for the period
—
—
70.5
8.2
78.7
Other comprehensive income
—
39.7
—
—
39.7
Dividends declared
—
(11.5)
—
—
—
—
(11.5)
Share-based payments
—
11.2
11.2
Balance as at 30 June 2019
3,622.5
(2,059.4)
1,132.9
129.0
2,825.0

Gold Fields H1
2020
Results
34
DEBT MATURITY LADDER
Figures in millions unless otherwise stated
31 Dec
2020
31 Dec
2021
31 Dec
2022
31 Dec
2023
31 Dec
2024
31 Dec
2029
Total
Uncommitted loan facilities
Rand million
1,635.0
—
—
—
—
—
1,635.0
US Dollar million
— — — — — — —
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
—
Rand debt translated to Dollar
94.2 94.2
Total (US$m)
94.2
94.2
Committed loan facilities
US Dollar million
899.7
100.0
600.0
1
—
—
—
1,096.6
2
496.1
3,192.4
Rand million
— 2,500.0 2,500.0
A$ Dollar million
— 500.0 500.0
Rand debt translated to Dollar
— 144.1 144.1
A$ Dollar debt translated to Dollar
— 345.3 345.3
Total (US$m)
899.7
445.3
600.0
144.1
1,096.6
496.1
3,681.8
Total (US$m)
Uncommitted and committed loan
facilities
993.9
445.3
600.0
144.1
1,096.6
496.1
3,776.0
Utilisation –
Uncommitted loan facilities
Rand million
— — — — — — —
US Dollar million
— — — — — — —
Rand debt translated to Dollar
— — — — — — —
Total (US$m)
—
— — — — — —
Utilisation – Committed loan facilities
(including US Dollar bond)
US Dollar million
685.6 — — — 496.6 496.1 1,678.3
Rand million
— — — — —
—
—
A$ Dollar million
— 200.0 — — — — 200.0
Rand debt translated to Dollar
— — — — — — —
A$ Dollar debt translated to Dollar
— 138.1 — — — — 138.1
Total (US$m)
685.6
138.1
—
—
496.6
496.1
1,816.4
Total (US$m) – Utilisation –
Uncommitted and committed loan
facilities
685.6
138.1
—
—
496.6
496.1
1,816.4

Exchange rate : US$1.00 = R17.35 and US$1.00 = A$0.69 being the closing rate at 30 June 2020
1
Subsequent to 30 June 2020, the term of US$435.0m of this facility was extended by 12 months to 25 July 2023.
2
Subsequent to 30 June 2020, the term of US$435.0m of these facilities was extended by 12 months to 25 July 2025.

Gold Fields H1
2020
Results
35
STATEMENT OF CASH FLOWS
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2020
June
2019
Restated
1
Cash flows from operating activities
548.6
456.4
Profit before royalties and taxation
312.0
173.8
Amortisation and depreciation
305.1
291.9
Silicosis payment
(1.7)
—
Other non-cash items
110.8
85.7
South Deep BEE dividend
(1.1)
(1.4)
Change in working capital
(21.8)
2.1
Royalties and taxation paid
(154.7)
(95.7)
Dividends paid
(53.0)
(11.5)
Owners of the parent
(53.0)
(11.5)
Cash flows from investing activities
(251.3)
(277.4)
Capital expenditure – additions
(236.2)
(356.3)
Capital expenditure – working capital
(2.5)
—
Proceeds on disposal of property, plant and equipment
0.4
0.9
Purchase of investments
—
(6.0)
Redemption of Asanko Preference shares
37.5
—
Proceeds on disposal of Maverix
—
66.8
Loan advanced – contractors
(68.4)
—
Proceeds on disposal of investments
22.9
20.9
Contributions to environmental trust funds
(5.0)
(3.7)
Cash flows from financing activities
210.0
105.1
Loans received
41.4
1,514.5
Loans repaid
(57.9)
(1,392.2)
Payment of lease liabilities
(22.5)
(17.2)
Shares issued
249.0
—
Net cash inflow
454.3
272.6
Translation adjustment
(28.5)
(2.0)
Cash and cash equivalent at beginning of the period
515.0
219.7
Cash and cash equivalent at end of the period
940.8
490.3
Non-IFRS measures and other disclosures
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares
320.3
80.1
1
Refer to page 29 for details of the restatement. These amounts have not been audited.

Gold Fields H1
2020
Results
36
RECONCILIATION OF HEADLINE EARNINGS
United States Dollars
Six months ended
Figures in millions unless otherwise stated
June
2020
June
2019
Net profit attributable to owners of the parent
155.5
70.5
Profit on disposal of assets
(0.3)
(0.1)
Taxation effect on disposal of assets
0.1
—
Profit on disposal of Maverix
1
—
(33.8)
Impairment/(reversal) of FSE impairment
1.6
(9.6)
Impairment of investments and assets
2
25.4
18.5
Taxation on impairment of investments and assets
2
(8.2)
—
Non-controlling interest effect on impairment of investments and assets
(0.7)
(5.6)
Headline earnings
173.4
39.9
Headline earnings per share – cents
20
5
Based on headline earnings as given above divided by 873,849,687 (June 2019 – 826,085,128) being the weighted average number of ordinary shares in issue.
1
Profit on disposal of Maverix of US$14.6m under non-recurring items comprises profit on disposal of associate of US$33.8m, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2m.
2
Includes write-off of exploration and evaluation assets in Australia.

Gold Fields H1
2020
Results
37
HEDGING/DERIVATIVES
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
• to protect cash flows at times of significant expenditure;
• for specific debt servicing requirements; and
• to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January
2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to
US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.
At the reporting date, the marked-to-market value on the hedge was negative US$17 million with a realised loss of US$3 million for the six months ended 30 June 2020.
Ghana – Gold hedge
In June 2019, a total of 275,000oz of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December
2020 using cash settled zero-cost collars (175,000oz) and average rate forwards (100,000oz). The average strike prices are US$1,364/oz on the floor and US$1,449/oz on the cap. The average strike price on the forwards is US$1,382/oz.
Subsequent to 30 June 2019, 100,000oz of the expected production for the Ghanaian region was hedged for the period January 2020 to December
2020 using cash settled zero cost collars. The average strike prices are US$1,400/oz on the floor and US$1,557/oz on the cap.
At the reporting date, the marked-to-market value on the hedge was negative US$59 million, with a realised loss of US$36 million for the six months ended 30 June 2020.
Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.
At the reporting date, the marked-to-market value on the hedge was negative A$13 million (US$9 million) with a realised loss of A$2 million (US$2 million) for the six months ended 30 June 2020.
Australia – Gold hedge
In June 2019, a total of 480,000oz of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December
2020 using cash settled zero cost collars (270,000oz) and average rate forwards (210,000oz). The average strike prices are A$1,933/oz on the floor and A$2,014/oz on the cap. The average strike price on the forwards is A$1,957/oz.
In the first six months of 2020, 300,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts at an average strike price of A$2,100/oz and 100,000oz at a strike A$2,200/oz. Subsequent to 30 June 2020 a further 400,000oz was hedged at an average strike price of A$2,200/oz.
At the reporting date, the marked-to-market value on the hedges was negative A$120 million (US$83 million) with a realised loss of A$141 million
(US$92 million) for the six months ended 30 June 2020.
South Africa – Gold hedge
In June 2019, a total of 200,000oz of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000oz) and average rate forwards (100,000oz). The average strike price is R660,000/kg on the floor and
R727,000/kg on the cap. The average strike price is R681,400/kg on the forwards.
At the reporting date, the marked-to-market value on the hedge was negative R1,086 million (US$63 million) with a realised loss of R544 million
(US$33 million) for the six months ended 30 June 2020.
Chile – Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of USD/CLP836.45 for the period July 2020 to December 2022.
At the reporting date of 30 June 2020 the marked-to-market value on the hedge was positive US$11 million.
*Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields H1
2020
Results
38
SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars
Figures in millions unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
Six months to June 2020
21,573
20,206
954
11,108
7,314
2,427
1,367
3,364
Six months to Dec 2019
20,427 19,122 1,126 10,496 6,863 2,328 1,305 3,370
Six months to June 2019^
17,915 16,746 540 10,372 6,886 2,317 1,169 3,348
Yield
(grams per tonne)
Six months to June 2020
1.6
1.6
3.3
1.2
1.2
1.1
1.4
1.0
Six months to Dec 2019
1.8 1.8 3.6 1.2 1.1 1.3 1.4 1.3
Six months to June 2019^
1.9 2.0 5.3 1.3 1.2 1.5 1.5 1.5
Gold produced
(000 managed equivalent
ounces)
Six months to June 2020
1,123.2
1,062.3
100.4
420.4
271.7
87.8
60.9
108.7
Six months to Dec 2019
1,148.0 1,090.2 130.4 402.7 248.2 96.6 57.9 135.6
Six months to June 2019
1,121.5 1,066.3 91.7 437.8 270.9 111.8 55.1 157.1
Gold sold
(000 managed equivalent
ounces)
Six months to June 2020
1,129.9
1,071.8
97.8
417.6
271.7
87.8
58.1
113.0
Six months to Dec 2019
1,134.1 1,076.0 131.9 402.9 248.2 96.6 58.1 140.2
Six months to June 2019
1,115.7 1,061.8 90.1 436.6 270.9 111.8 53.9 156.4
Gold price received
(dollar per equivalent ounce)
Six months to June 2020
1,635
1,637
1,597
1,639
1,643
1,655
1,597
1,638
Six months to Dec 2019
1,478 1,476 1,489 1,475 1,479 1,477 1,455 1,429
Six months to June 2019
1,297 1,298 1,314 1,300 1,304 1,303 1,275 1,268
Cost of sales before gold
inventory change and
amortisation and
depreciation (dollar per tonne)
Six months to June 2020
37
37
107
28
21
43
38
24
Six months to Dec 2019
40
40
113
28
23
36
35
26
Six months to June 2019
41
42
219
27
25
28
36
24
All-in-sustaining costs
(dollar per ounce) revised
interpretation
Six months to June 2020
978
981
1,227
1,060
988
1,371
929
547
Six months to Dec 2019
893 883 1,076 995 978 991 1,072 501
Six months to June 2019
877 862 1,529 892 940 652 1,155 264
Total all-in-cost
(dollar per ounce)
Six months to June 2020
1,020
1,017
1,234
1,093
988
1,425
1,083
709
Six months to Dec 2019
987 975 1,076 1,074 978 1,247 1,195 661
Six months to June 2019
1,070 1,061 1,529 1,007 940 1,061 1,235 290
Financial Results (US$ millions)
Revenue
Six months to June 2020
1,847.1
1,754.3
156.2
684.4
446.3
145.3
92.8
185.1
Six months to Dec 2019
1,672.6 1,588.1 196.4 594.3 367.0 142.7 84.6 200.7
Six months to June 2019
1,447.4
1,378.7
118.4
567.7
353.4
145.6
68.7
198.3
Cost of sales before
amortisation and depreciation
Six months to June 2020
(809.2)
(767.3)
(103.3)
(307.3)
(162.2)
(103.2)
(41.9)
(78.7)
Six months to Dec 2019
(776.9) (728.7) (124.9) (289.4) (158.2) (82.9) (48.3) (81.3)
Six months to June 2019
(736.9) (694.8) (117.4) (258.1) (157.2) (58.8) (42.1) (81.1)
Cost of sales before gold
inventory change and
amortisation and depreciation
Six months to June 2020
(803.8)
(752.5)
(102.5)
(310.7)
(156.0)
(103.3)
(51.3)
(79.5)
Six months to Dec 2019
(810.5) (766.1) (127.4) (288.8) (159.5) (84.9) (44.4) (87.3)
Six months to June 2019
(743.0) (700.3) (118.5) (278.4) (170.3) (65.5) (42.6) (81.2)
– Gold inventory change
Six months to June 2020
(5.2)
(14.8)
(0.8)
3.6
(6.1)
0.1
9.6
0.8
Six months to Dec 2019
35.0 37.2 2.6 1.1 1.3 2.0 (2.2) 5.9
Six months to June 2019
6.1
5.6
1.2
20.3
13.1
6.8
0.5
—
Amortisation of mining assets
Six months to June 2020
(312.9)
(301.3)
(13.1)
(133.7)
(95.4)
(26.7)
(11.6)
(41.1)
Six months to Dec 2019
(336.9) (312.0) (16.1) (140.1) (91.1) (24.1) (24.9) (46.6)
Six months to June 2019
(305.0) (287.0) (16.8) (138.6) (90.7) (29.8) (18.1) (46.0)
Other expenses
Six months to June 2020
(320.2)
(320.5)
(90.2)
(91.3)
(66.0)
(25.6)
0.3
(9.6)
Six months to Dec 2019
(206.6) (203.0) (17.8) (48.8) (26.9) (18.3) (3.6) (6.9)
Six months to June 2019
(97.9) (93.5) (17.3) (31.6) (16.6) (10.6) (4.4) (10.8)
Profit/(loss) before royalties
and taxation
Six months to June 2020
404.9
365.2
(50.5)
152.1
122.7
(10.3)
39.7
55.6
Six months to Dec 2019
352.1 344.4 37.6 116.0 90.8 17.4 7.7 65.8
Six months to June 2019
307.5 303.4 (33.1) 139.4 88.9 46.4 4.1 60.4
Royalties, mining and
income taxation
Six months to June 2020
(158.3)
(153.7)
14.0
(54.1)
(52.6)
3.1
(4.6)
(29.5)
Six months to Dec 2019
(133.0) (129.8) (7.0) (51.1) (41.0) (6.9) (3.2) (26.9)
Six months to June 2019
(119.9) (115.6) 9.0 (60.1) (37.2) (18.5) (4.3) (16.1)
– Normal taxation
Six months to June 2020
(82.7)
(82.7)
—
(57.0)
(57.0)
—
—
(25.7)
Six months to Dec 2019
(133.0) (133.0) — (45.0) (45.0) — — (28.7)
Six months to June 2019
(51.4) (51.4) — (27.5) (27.5) — — (27.6)
– Royalties
Six months to June 2020
(52.4)
(47.7)
(0.8)
(28.3)
(17.9)
(5.8)
(4.6)
(2.7)
Six months to Dec 2019
(44.6) (40.3) (1.0) (24.2) (14.4) (5.6) (4.2) (2.8)
Six months to June 2019
(37.1) (33.6) (0.6) (19.7) (11.5) (4.7) (3.5) (2.7)
– Deferred taxation
Six months to June 2020
(23.3)
(23.3)
14.8
31.2
22.3
8.9
—
(1.0)
Six months to Dec 2019
44.5 43.4 (6.2) 18.1 18.3 (1.3) 1.0 4.6
Six months to June 2019
(31.4) (30.5) 9.6 (12.9) 1.7 (13.8) (0.8) 14.2
Profit/(loss) before non-
recurring items
Six months to June 2020
246.5
211.5
(36.4)
98.0
70.2
(7.2)
35.0
26.2
Six months to Dec 2019
219.2 214.6 30.5 64.9 49.7 10.6 4.6 38.9
Six months to June 2019
187.6 187.8 (24.1) 79.4 51.7 27.9 (0.2) 44.3
Non-recurring items
Six months to June 2020
(12.3)
(12.3)
(0.9)
(10.8)
(0.7)
(10.0)
—
(0.2)
Six months to Dec 2019
(25.9) (25.9) 0.9 (13.2) (0.2) (13.0) — (0.2)
Six months to June 2019
(0.2) (0.2) (0.1) 0.1 0.1 — — —
Net profit/(loss)
Six months to June 2020
234.2
199.2
(37.3)
87.2
69.4
(17.2)
35.0
26.0
Six months to Dec 2019
193.3 188.7 31.4 51.7 49.6 (2.4) 4.6 38.7
Six months to June 2019
187.4 187.6 (24.2) 79.5 51.8 27.9 (0.2) 44.3
Capital expenditure
Six months to June 2020
(228.4)
(215.8)
(14.6)
(88.5)
(67.5)
(8.4)
(12.6)
(19.3)
Six months to Dec 2019
(265.8) (255.0) (15.6) (94.5) (57.2) (26.5) (10.8) (39.7)
Six months to June 2019
(370.8) (354.8) (17.6) (134.1) (68.3) (49.7) (16.0) (16.4)
The average US Dollar/Rand exchange rates for the six months were US$1 = R16.50 for June 2020, US$1 = R14.71 for December 2019 and US$1 = R14.22 for June 2019
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.66 for June 2020, A$1 = US$0.68 for December 2019 and A$1 = US$0.71 for June 2019.
Figures may not add as they are rounded independently.
^
Excludes Gruyere physicals.

Gold Fields H1
2020
Results
39
SEGMENTAL OPERATING AND FINANCIAL RESULTS
Figures in millions unless otherwise stated
United States Dollars
Australian Dollars
South
African
Rand
Australia
Region
Australia
Region
1
South
Africa
Region
2
Total St Ives Agnew
Granny
Smith
Gruyere
50%
Total St Ives Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated (000
tonnes)
Six months to June 2020
6,147
2,516
698
877
2,057
6,147
2,516
698
877
2,057
954
Six months to Dec 2019
5,434
2,215
645
935
1,639
5,434
2,215
645
935
1,639
1,126
Six months to June 2019
3,655
2,251
586
818
—
3,655
2,251
586
818
—
540
Yield (grams per tonne)
Six months to June 2020
2.5
2.3
4.7
4.8
1.0
2.5
2.3
4.7
4.8
1.0
3.3
Six months to Dec 2019
2.8
2.6
5.1
4.7
1.0
2.8
2.6
5.1
4.7
1.0
3.6
Six months to June 2019
3.6
2.6
6.0
5.1
—
3.6
2.6
6.0
5.1
—
5.3
Gold produced (000
managed equivalent ounces)
Six months to June 2020
493.8
188.1
105.9
134.1
65.7
493.8
188.1
105.9
134.1
65.7
3,123
Six months to Dec 2019
479.5
183.0
106.1
140.8
49.5
479.5
183.0
106.1
140.8
49.5
4,056
Six months to June 2019
434.9
187.6
113.3
134.0
—
434.9
187.6
113.3
134.0
—
2,851
Gold sold (000 managed
equivalent ounces)
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
501.5
197.1
105.5
133.9
65.0
3,042
Six months to Dec 2019
458.9
180.1
104.1
140.9
33.7
458.9
180.1
104.1
140.9
33.7
4,103
Six months to June 2019
432.5
183.2
115.4
133.9
—
432.5
183.2
115.4
133.9
—
2,804
Gold price received (dollar
per equivalent ounce)
Six months to June 2020
1,638
1,632
1,636
1,645
1,645
2,493
2,485
2,490
2,504
2,502
847,286
Six months to Dec 2019
1,484
1,482
1,501
1,503
1,517
2,161
2,159
2,158
2,162
2,181
699,087
Six months to June 2019
1,302
1,299
1,304
1,303
—
1,843
1,840
1,846
1,845
—
600,601
Cost of sales before gold
inventory change and
amortisation and
depreciation (dollar per
tonne)
Six months to June 2020
51
46
113
92
17
77
70
173
141
26
1,773
Six months to Dec 2019
58
56
134
87
12
83
81
192
125
17
1,662
Six months to June 2019
71
48
136
94
—
101
68
192
133
—
3,119
All-in sustaining costs
(dollar per ounce) revised
interpretation
Six months to June 2020
919
884
1,086
881
833
1,400
1,346
1,655
1,342
1,269
650,972
Six months to Dec 2019
818
776
993
775
683
1,194
1,135
1,450
1,130
983
507,928
Six months to June 2019
841
859
944
727
—
1,191
1,217
1,337
1,029
—
698,982
Total all-in-cost
(dollar per ounce)
Six months to June 2020
960
904
1,131
967
842
1,463
1,376
1,723
1,473
1,282
654,537
Six months to Dec 2019
941
918
1,056
946
684
1,374
1,343
1,548
1,379
983
507,928
Six months to June 2019
1185
1,008
1,238
895
—
1,677
1,427
1,753
1,268
—
698,982
Financial Results (US$ millions)
Revenue
Six months to June 2020
821.5
321.7
172.6
220.3
106.9
1,250.4
489.7
262.7
335.4
162.6
2,577.1
Six months to Dec 2019
681.3
266.9
154.0
209.2
51.2
991.9
389.0
224.7
304.6
73.6
2,868.6
Six months to June 2019
562.9
238.0
150.5
174.5
—
797.0
337.0
213.1
247.0
—
1,683.9
Cost of sales before
amortisation and
depreciation
Six months to June 2020
(319.8)
(123.6)
(79.1)
(81.1)
(36.0)
(487.0)
(188.2)
(120.4)
(123.5)
(54.8)
(1,705.1)
Six months to Dec 2019
(281.3)
(106.3)
(80.4)
(80.9)
(13.7)
(410.7)
(155.5)
(117.4)
(118.0)
(19.7)
(1,833.8)
Six months to June 2019
(280.3)
(122.4)
(81.6)
(76.3)
—
(396.9)
(173.3)
(115.5)
(108.1)
—
(1,668.8)
Cost of sales before gold
inventory change and
amortisation and
depreciation
Six months to June 2020
(311.0)
(115.3)
(79.1)
(81.0)
(35.6)
(473.7)
(175.6)
(120.5)
(123.4)
(54.2)
(1,691.8)
Six months to Dec 2019
(306.9)
(123.0)
(85.0)
(80.0)
(19.1)
(447.1)
(179.2)
(123.9)
(116.5)
(27.5)
(1,870.9)
Six months to June 2019
(264.9)
(108.2)
(79.6)
(77.1)
—
(375.0)
(153.2)
(112.7)
(109.1)
—
(1,685.3)
– Gold inventory change
Six months to June 2020
(8.7)
(8.3)
0.1
(0.1)
(0.4)
(13.3)
(12.6)
0.1
(0.1)
(0.6)
(13.3)
Six months to Dec 2019
25.6
16.7
4.5
(1.0)
5.4
36.5
23.7
6.5
(1.5)
7.8
37.2
Six months to June 2019
(15.5)
(14.2)
(2.0)
0.7
—
(21.9)
(20.1)
(2.8)
1.0
—
16.5
Amortisation of mining
assets
Six months to June 2020
(125.0)
(190.4)
(216.0)
Six months to Dec 2019
(134.1)
(195.1)
(237.1)
Six months to June 2019
(103.7)
(146.9)
(238.6)
Other expenses
Six months to June 2020
(129.1)
(196.6)
(1,488.7)
Six months to Dec 2019
(133.1)
(192.2)
(262.0)
Six months to June 2019
(38.2)
(54.1)
(246.5)
Profit/(loss) before
royalties and taxation
Six months to June 2020
247.6
376.4
(832.6)
Six months to Dec 2019
132.7
194.0
535.7
Six months to June 2019
140.7
199.2
(470.0)
Royalties, mining and
income taxation
Six months to June 2020
(88.9)
(135.3)
231.8
Six months to Dec 2019
(47.8)
(69.9)
(101.1)
Six months to June 2019
(52.7)
(74.6)
127.7
– Normal taxation
Six months to June 2020
—
—
—
Six months to Dec 2019
(59.3)
(85.3)
—
Six months to June 2019
3.6
5.2
—
– Royalties
Six months to June 2020
(20.6)
(31.4)
(12.9)
Six months to Dec 2019
(16.4)
(23.9)
(14.3)
Six months to June 2019
(14.1)
(20.0)
(8.4)
– Deferred taxation
Six months to June 2020
(68.3)
(104.0)
244.7
Six months to Dec 2019
28.0
39.3
(86.7)
Six months to June 2019
(42.2)
(59.8)
136.1
Profit/(loss) before non-
recurring items
Six months to June 2020
158.7
241.1
(600.8)
Six months to Dec 2019
85.0
124.1
434.6
Six months to June 2019
88.0
124.6
(342.3)
Non-recurring items
Six months to June 2020
(0.4)
(0.7)
(14.7)
Six months to Dec 2019
(13.5)
(19.4)
13.3
Six months to June 2019
(0.2)
(0.3)
(1.2)
Net profit/(loss)
Six months to June 2020
158.3
240.4
(615.5)
Six months to Dec 2019
71.5
104.7
447.9
Six months to June 2019
87.8
124.3
(343.5)
Capital expenditure
Six months to June 2020
(106.0)
(37.4)
(26.4)
(32.1)
(10.0)
(161.4)
(57.0)
(40.3)
(48.9)
(15.3)
(241.6)
Six months to Dec 2019
(115.9)
(47.6)
(21.4)
(39.7)
(7.2)
(171.2)
(69.6)
(32.0)
(57.8)
(11.8)
(229.1)
Six months to June 2019
(202.8)
(50.7)
(54.7)
(32.5)
(64.9)
(287.2)
(71.8)
(77.5)
(46.0)
(91.9)
(250.0)
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian Dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.
Excludes Gruyere physicals.

Gold Fields H1
2020
Results
40
ALL-IN COST (Revised interpretation) (Unreviewed)
World Gold Council Industry Standard
United States Dollars
Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Cost of sales before gold
inventory change and
amortisation and depreciation
Six months to June 2020
(803.8)
(803.8)
(752.5)
(102.5)
(310.7)
(156.0)
(103.3)
(51.3)
(79.5)
Six months to Dec 2019
(810.5)
(810.5)
(766.2)
(127.5)
(288.8)
(159.5)
(84.9)
(44.4)
(87.3)
Six months to June 2019
(742.9)
(742.9)
(700.3)
(118.5)
(278.4)
(170.3)
(65.5)
(42.6)
(81.2)
Gold inventory change
Six months to June 2020
(5.2)
(5.2)
(14.8)
(0.8)
3.6
(6.1)
0.1
9.6
0.8
Six months to Dec 2019
35.4
35.4
37.3
2.5
1.4
1.3
2.0
(1.9)
5.9
Six months to June 2019
6.1
6.1
5.6
1.2
20.3
13.1
6.8
0.5
—
Royalties
Six months to June 2020
(52.4)
(52.4)
(47.7)
(0.8)
(28.3)
(17.9)
(5.8)
(4.6)
(2.7)
Six months to Dec 2019
(44.4)
(44.4)
(40.1)
(1.0)
(24.2)
(14.4)
(5.6)
(4.2)
(2.8)
Six months to June 2019
(37.1)
(37.1)
(33.6)
(0.6)
(19.7)
(11.5)
(4.7)
(3.5)
(2.7)
Realised gains/(losses) on
commodity cost hedges
Six months to June 2020
(4.4)
(4.4)
(4.4)
—
(2.9)
(2.2)
(0.7)
—
—
Six months to Dec 2019
4.0
4.0
4.0
—
2.5
1.8
0.7
—
—
Six months to June 2019
4.5
4.5
4.5
—
2.9
2.1
0.8
—
—
Community/social
responsibility costs
Six months to June 2020
(3.9)
(3.9)
(3.9)
(0.5)
(2.7)
(2.5)
(0.2)
—
(0.7)
Six months to Dec 2019
(5.5)
(5.5)
(5.5)
(0.6)
(3.7)
(3.3)
(0.4)
—
(1.2)
Six months to June 2019
(12.6)
(12.6)
(12.5)
(1.1)
(9.3)
(8.5)
(0.7)
(0.1)
(2.2)
Non-cash remuneration –
share-based payments
Six months to June 2020
(6.8)
(2.9)
(2.9)
0.7
(1.5)
(1.6)
0.1
—
(0.7)
Six months to Dec 2019
(9.5)
(3.5)
(3.5)
1.2
(2.6)
(1.6)
(0.9)
—
—
Six months to June 2019
(11.2)
(6.4)
(6.4)
(0.5)
(2.6)
(1.7)
(0.9)
—
(1.1)
Cash remuneration
(long-term incentive plan)
Six months to June 2020
(25.4)
(21.7)
(21.7)
(2.2)
(5.9)
(4.2)
(1.7)
—
(4.3)
Six months to Dec 2019
(2.6)
(2.3)
(2.3)
(1.0)
(1.1)
(0.6)
(0.4)
—
0.2
Six months to June 2019
(5.8)
(4.2)
(4.2)
(0.7)
(1.0)
(0.7)
(0.3)
—
(0.6)
Other
Six months to June 2020
(0.4)
(0.4)
(0.4)
—
(0.4)
—
(0.4)
—
—
Six months to Dec 2019
(0.9)
(0.9)
(0.9)
—
—
—
—
—
(0.9)
Six months to June 2019
(2.5)
(1.6)
(1.6)
—
—
—
—
—
(1.6)
By-product credits
Six months to June 2020
64.5
64.5
64.3
0.2
0.7
0.5
—
0.2
62.9
Six months to Dec 2019
81.2
81.2
81.0
0.2
1.0
0.8
—
0.2
79.5
Six months to June 2019
87.3
87.3
87.1
0.1
1.1
0.9
0.1
0.2
85.6
Rehabilitation amortisation
and interest
Six months to June 2020
(12.2)
(12.2)
(12.1)
(0.1)
(4.3)
(3.2)
(1.0)
(0.1)
(3.5)
Six months to Dec 2019
(10.1)
(10.0)
(9.8)
(0.1)
(3.1)
(2.2)
(0.7)
(0.2)
(2.9)
Six months to June 2019
(10.2)
(10.0)
(9.9)
(0.1)
(2.9)
(2.0)
(0.7)
(0.2)
(3.0)
Sustaining capital expenditure
Six months to June 2020
(185.7)
(184.8)
(179.3)
(14.0)
(76.6)
(67.5)
(3.7)
(5.4)
(8.9)
Six months to Dec 2019
(170.3)
(168.5)
(161.5)
(15.5)
(66.0)
(57.2)
(1.8)
(7.0)
#
(29.2)
Six months to June 2019
(172.0)
(171.3)
(158.7)
(17.6)
(84.8)
(68.3)
(4.0)
(12.5)
#
(14.6)
Lease payments
Six months to June 2020
(34.9)
(33.8)
(31.5)
(0.1)
(13.7)
(7.7)
(3.7)
(2.4)
(0.6)
Six months to Dec 2019
(36.2)
(32.5)
(27.8)
(0.1)
(16.2)
(7.8)
(3.7)
(4.7)
(0.6)
Six months to June 2019
(29.9)
(24.5)
(20.6)
(0.1)
(15.2)
(7.6)
(3.6)
(3.9)
(0.4)
All-in sustaining costs
Six months to June 2020
(1,070.6)
(1,061.0)
(1,007.0)
(120.0)
(442.7)
(268.3)
(120.4)
(54.0)
(37.3)
Six months to Dec 2019
(969.2)
(957.5)
(895.2)
(142.0)
(400.7)
(242.7)
(95.7)
(62.3)
(39.3)
Six months to June 2019
(925.9)
(912.7)
(850.6)
(137.8)
(389.7)
(254.6)
(72.8)
(62.2)
(21.5)
Exploration, feasibility
and evaluation costs
Six months to June 2020
(22.1)
(2.2)
(0.5)
—
(1.7)
—
—
(1.7)
(0.5)
Six months to Dec 2019
(32.0)
(5.3)
(1.8)
—
(3.4)
—
—
(3.4)
(1.8)
Six months to June 2019
(25.5)
(1.1)
(0.3)
—
(0.8)
—
—
(0.8)
(0.3)
Non-sustaining capital
expenditure
Six months to June 2020
(63.1)
(43.7)
(36.5)
(0.7)
(11.9)
—
(4.7)
(7.2)
(10.5)
Six months to Dec 2019
(97.5)
(95.4)
(91.7)
—
(28.5)
—
(24.7)
(3.7)
(10.7)
Six months to June 2019
(199.6)
(134.7)
(131.2)
—
(49.2)
—
(45.7)
(3.5)
(1.7)
Total all-in cost
Six months to June 2020
(1,155.8)
(1,106.9)
(1,044.0)
(120.7)
(456.3)
(268.3)
(125.0)
(62.9)
(48.3)
Six months to Dec 2019
(1,098.7)
(1,058.1)
(988.7)
(142.0)
(432.6)
(242.7)
(120.5)
(69.4)
(51.8)
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)
(137.8)
(439.7)
(254.6)
(118.6)
(66.5)
(23.6)
Total all-in sustaining cost
Six months to June 2020
(1,070.6)
(1,061.0)
(1,007.0)
(120.0)
(442.7)
(268.3)
(120.4)
(54.0)
(37.3)
Six months to Dec 2019
(969.2)
(957.5)
(895.2)
(142.0)
(400.7)
(242.7)
(95.7)
(62.3)
(39.3)
Six months to June 2019
(925.9)
(912.7)
(850.6)
(137.8)
(389.7)
(254.6)
(72.8)
(62.2)
(21.5)
Gold only ounces sold
– (000 ounces)
Six months to June 2020
1,085.0
1,085.0
1,026.9
97.8
417.6
271.7
87.8
58.1
68.1
Six months to Dec 2019
1,072.1
1,072.1
1,014.0
131.9
402.8
248.1
96.6
58.1
78.4
Six months to June 2019
1,040.5
1,040.5
986.6
90.1
436.6
270.9
111.8
53.9
81.3
AISC per ounce of gold sold
US$/oz
Six months to June 2020
987
978
981
1,227
1,060
988
1,371
929
547
Six months to Dec 2019
904
893
883
1,076
995
978
991
1,072
501
Six months to June 2019
891
877
862
1,529
892
940
652
1,155
264
Total all-in cost
Six months to June 2020
(1,155.8)
(1,106.9)
(1,044.0)
(120.7)
(456.3)
(268.3)
(125.0)
(62.9)
(48.3)
Six months to Dec 2019
(1,098.7)
(1,058.1)
(988.7)
(142.0)
(432.6)
(242.7)
(120.5)
(69.4)
(51.8)
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)
(137.8)
(439.7)
(254.6)
(118.6)
(66.5)
(23.6)
Gold only ounces sold
– (000 ounces)
Six months to June 2020
1,085.0
1,085.0
1,026.9
97.8
417.6
271.7
87.8
58.1
68.1
Six months to Dec 2019
1,072.1
1,072.1
1,014.0
131.9
402.8
248.1
96.6
58.1
78.4
Six months to June 2019
1,040.5
1,040.5
986.6
90.1
436.6
270.9
111.8
53.9
81.3
AIC per ounce of gold sold
US$/oz
Six months to June 2020
1,065
1,020
1,017
1,234
1,093
988
1,425
1,083
709
Six months to Dec 2019
1,025
987
975
1,076
1,074
978
1,247
1,195
661
Six months to June 2019
1,106
1,008
995
1,529
1,007
940
1,061
1,235
290
The comparatives for the six months ended June 2019 and Dec 2019 have been updated to the New Interpretation of the WCG AIC standard.
#
Includes Gold Fields 45% share of deferred stripping of US$1.8m (100% basis US$4.0m) and US$10.5m (100% basis US$23.4m) for the six months ended 30 June 2020 and 31
December 2019, respectively.

Gold Fields H1
2020
Results
41
ALL-IN COST (Revised interpretation) (Unreviewed)
World Gold Council Industry Standard
United States Dollars
Figures in millions unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives
Agnew
Granny
Smith
Gruyere
50%
Cost of sales before gold inventory change and
amortisation and depreciation
Six months to June 2020
(311.0)
(115.3)
(79.1)
(81.0)
(35.6)
—
Six months to Dec 2019
(306.9)
(123.0)
(85.0)
(79.9)
(19.1)
—
Six months to June 2019
(264.9)
(108.2)
(79.6)
(77.1)
—
—
Gold inventory change
Six months to June 2020
(8.7)
(8.3)
0.1
(0.1)
(0.4)
—
Six months to Dec 2019
25.6
16.7
4.5
(1.0)
5.4
—
Six months to June 2019
(15.5)
(14.2)
(2.0)
0.7
—
—
Royalties
Six months to June 2020
(20.6)
(8.1)
(4.3)
(5.5)
(2.7)
—
Six months to Dec 2019
(16.4)
(6.3)
(3.7)
(5.1)
(1.3)
—
Six months to June 2019
(14.1)
(6.2)
(3.6)
(4.4)
—
—
Realised gains/losses on commodity cost hedges
Six months to June 2020
(1.5)
(0.7)
(0.5)
(0.3)
—
—
Six months to Dec 2019
1.5
0.9
0.3
0.3
—
—
Six months to June 2019
1.6
1.0
0.3
0.3
—
—
Community/social
responsibility costs
Six months to June 2020
—
—
—
—
—
—
Six months to Dec 2019
—
—
—
—
—
—
Six months to June 2019
—
—
—
—
—
—
Non-cash remuneration – share-based payments
Six months to June 2020
(1.5)
(0.3)
(0.3)
(0.4)
(0.4)
(3.8)
Six months to Dec 2019
(2.1)
(0.9)
(0.6)
(0.5)
(0.1)
(6.0)
Six months to June 2019
(2.2)
(0.8)
(0.6)
(0.8)
—
(4.8)
Cash remuneration (long-term incentive plan)
Six months to June 2020
(9.2)
(3.3)
(2.4)
(2.7)
(0.8)
(3.7)
Six months to Dec 2019
(0.4)
(0.1)
(0.1)
(0.1)
(0.1)
(0.3)
Six months to June 2019
(2.0)
(0.8)
(0.6)
(0.6)
—
(1.6)
Other
Six months to June 2020
—
—
—
—
—
—
Six months to Dec 2019
—
—
—
—
—
—
Six months to June 2019
—
—
—
—
—
(0.9)
By-product credits
Six months to June 2020
0.7
0.3
0.1
0.1
0.2
—
Six months to Dec 2019
0.6
0.3
0.1
0.1
0.1
—
Six months to June 2019
0.5
0.3
0.1
0.1
—
—
Rehabilitation amortisation
and interest
Six months to June 2020
(4.3)
(1.7)
(0.8)
(1.0)
(0.8)
—
Six months to Dec 2019
(4.0)
(2.0)
(0.6)
(0.8)
(0.6)
(0.1)
Six months to June 2019
(4.1)
(2.1)
(1.2)
(0.8)
—
(0.2)
Sustaining capital expenditure
Six months to June 2020
(85.3)
(33.6)
(21.7)
(20.6)
(9.5)
(0.9)
Six months to Dec 2019
(57.7)
(22.0)
(14.9)
(15.6)
(5.2)
(1.8)
Six months to June 2019
(54.2)
(23.5)
(20.8)
(9.9)
—
(0.7)
Lease payments
Six months to June 2020
(19.4)
(3.3)
(5.6)
(6.4)
(4.2)
(1.1)
Six months to Dec 2019
(15.6)
(3.4)
(3.5)
(6.5)
(2.2)
(3.7)
Six months to June 2019
(8.8)
(2.9)
(1.1)
(4.8)
—
(5.3)
All-in sustaining costs
Six months to June 2020
(461.0)
(174.2)
(114.6)
(118.0)
(54.2)
(9.6)
Six months to Dec 2019
(375.5)
(139.8)
(103.4)
(109.3)
(23.0)
(11.8)
Six months to June 2019
(363.7)
(157.4)
(109.0)
(97.3)
—
(13.5)
Exploration, feasibility and evaluation costs
Six months to June 2020
—
—
—
—
—
(19.9)
Six months to Dec 2019
—
—
—
—
—
(26.7)
Six months to June 2019
—
—
—
—
—
(24.4)
Non-sustaining capital expenditure
Six months to June 2020
(20.7)
(3.9)
(4.7)
(11.5)
(0.6)
(19.4)
Six months to Dec 2019
(56.3)
(25.6)
(6.6)
(24.1)
—
(2.1)
Six months to June 2019
(83.7)
(27.2)
(33.9)
(22.6)
—
(64.9)
Total all-in cost
Six months to June 2020
(481.7)
(178.1)
(119.4)
(129.5)
(54.7)
(48.9)
Six months to Dec 2019
(431.8)
(165.4)
(109.9)
(133.4)
(23.1)
(40.6)
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
—
(102.5)
Total all-in sustaining cost
Six months to June 2020
(461.0)
(174.2)
(114.6)
(118.0)
(54.2)
(9.6)
Six months to Dec 2019
(375.5)
(139.8)
(103.4)
(109.3)
(23.0)
(11.8)
Six months to June 2019
(363.7)
(157.4)
(109.0)
(97.3)
—
(13.5)
Gold only ounces sold – (000 ounces)
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
Six months to Dec 2019
458.9
180.1
104.1
140.9
33.7
—
Six months to June 2019
432.5
183.2
115.4
133.9
—
—
AISC per ounce of gold sold US$/oz
Six months to June 2020
919
884
1,086
881
833
—
Six months to Dec 2019
818
776
993
775
683
—
Six months to June 2019
841
859
944
727
—
—
Total all-in cost
Six months to June 2020
(481.7)
(178.1)
(119.4)
(129.5)
(54.7)
(48.9)
Six months to Dec 2019
(431.8)
(165.4)
(109.9)
(133.4)
(23.1)
(40.6)
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
—
(102.5)
Gold only ounces sold – (000 ounces)
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
Six months to Dec 2019
458.9
180.1
104.1
140.9
33.7
—
Six months to June 2019
432.5
183.2
115.4
133.9
—
—
AIC per ounce of gold sold US$/oz
Six months to June 2020
960
904
1,131
967
842
—
Six months to Dec 2019
941
918
1,056
946
684
—
Six months to June 2019
1,035
1,008
1,238
895
—
—
The comparatives for the six months ended June 2019 and Dec 2019 have been updated to the New Interpretation of the WCG AIC standard

Gold Fields H1
2020
Results
42
ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT
CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD
(Revised Interpretation)
World Gold Council Industry Standard
United States Dollars
Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
Cerro
Corona
All-in sustaining costs
(per table on page 40)
Six months to June 2020
(1,070.6)
(1,061.0)
(1,007.0)
(120.0)
(442.7)
(268.3)
(120.4)
(54.0)
(37.3)
Six months to Dec 2019
(969.2)
(957.5)
(895.2)
(142.0)
(400.7)
(242.7)
(95.7)
(62.3)
(39.3)
Six months to June 2019
(925.9)
(912.7)
(850.6)
(137.8)
(389.7)
(254.6)
(72.8)
(62.2)
(21.5)
Add back by-product
credits
Six months to June 2020
(64.5)
(64.5)
(64.3)
(0.2)
(0.7)
(0.5)
—
(0.2)
(62.9)
Six months to Dec 2019
(81.2)
(81.2)
(81.0)
(0.2)
(1.0)
(0.8)
—
(0.2)
(79.5)
Six months to June 2019
(87.3)
(87.3)
(87.1)
(0.1)
(1.1)
(0.9)
(0.1)
(0.2)
(85.6)
All-in sustaining costs
gross of by-product
credits
Six months to June 2020
(1,135.0)
(1,125.5)
(1,071.3)
(120.2)
(443.4)
(268.8)
(120.4)
(54.2)
(100.2)
Six months to Dec 2019
(1,050.4)
(1,038.7)
(976.2)
(142.2)
(401.7)
(243.5)
(95.7)
(62.5)
(118.8)
Six months to June 2019
(1,013.2)
(1,000.0)
(937.7)
(137.9)
(390.8)
(255.5)
(72.9)
(62.4)
(107.1)
Gold equivalent
ounces sold
Six months to June 2020
1,129.9
1,129.9
1,071.8
97.8
417.6
271.7
87.8
58.1
113.0
Six months to Dec 2019
1,134.2
1,134.2
1,076.1
131.9
402.8
248.1
96.6
58.1
140.5
Six months to June 2019
1,115.7
1,115.7
1,061.8
90.1
436.6
270.9
111.8
53.9
156.4
AISC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2020
1,005
996
1,000
1,229
1,062
989
1,372
933
887
Six months to Dec 2019
926
916
907
1,078
997
981
991
1,076
846
Six months to June 2019
908
896
883
1,531
895
943
652
1,158
685
All-in cost
(per table on page 40)
Six months to June 2020
(1,155.8)
(1,106.9)
(1,044.0)
(120.7)
(456.3)
(268.3)
(125.0)
(62.9)
(48.3)
Six months to Dec 2019
(1,098.7)
(1,058.1)
(988.7)
(142.0)
(432.6)
(242.7)
(120.5)
(69.4)
(51.8)
Six months to June 2019
(1,151.0)
(1,048.5)
(981.9)
(137.8)
(439.7)
(254.6)
(118.6)
(66.5)
(23.6)
Add back by-product
credits
Six months to June 2020
(64.5)
(64.5)
(64.3)
(0.2)
(0.7)
(0.5)
—
(0.2)
(62.9)
Six months to Dec 2019
(81.2)
(81.2)
(81.0)
(0.2)
(1.0)
(0.8)
—
(0.2)
(79.5)
Six months to June 2019
(87.3)
(87.3)
(87.1)
(0.1)
(1.1)
(0.9)
(0.1)
(0.2)
(85.6)
All-in cost gross of
by-product credits
Six months to June 2020
(1,220.3)
(1,171.4)
(1,108.3)
(120.9)
(457.0)
(268.8)
(125.1)
(63.1)
(111.2)
Six months to Dec 2019
(1,179.9)
(1,139.3)
(1,069.7)
(142.2)
(433.6)
(243.5)
(120.5)
(69.6)
(131.3)
Six months to June 2019
(1,238.3)
(1,135.8)
(1,069.0)
(138.0)
(440.8)
(255.4)
(118.6)
(66.7)
(109.1)
Gold equivalent
ounces sold
Six months to June 2020
1,129.9
1,129.9
1,071.8
97.8
417.6
271.7
87.8
58.1
113.0
Six months to Dec 2019
1,134.2
1,134.2
1,076.1
131.9
402.8
248.1
96.6
58.1
140.5
Six months to June 2019
1,115.7
1,115.7
1,061.8
90.1
436.6
270.9
111.8
53.9
156.4
AIC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2020
1,080
1,037
1,034
1,236
1,094
989
1,425
1,086
984
Six months to Dec 2019
1,040
1,004
994
1,078
1,076
981
1,247
1,198
935
Six months to June 2019
1,110
1,018
1,007
1,530
1,010
943
1,061
1,238
698

Gold Fields H1
2020
Results
43
ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT
CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD
(Revised Interpretation)
World Gold Council Industry Standard
United States Dollars
Figures in millions unless otherwise stated
Total
Australia
Region
Corporate
and
projects
Australia
St Ives
Agnew
Granny
Smith
Gruyere
50%
All-in sustaining costs
(per table on page 41)
Six months to June 2020
(461.0)
(174.2)
(114.6)
(118.0)
(54.2)
(9.6)
Six months to Dec 2019
(375.5)
(139.8)
(103.4)
(109.3)
(23.0)
(11.8)
Six months to June 2019
(363.7)
(157.4)
(109.0)
(97.3)
—
(13.5)
Add back by-product credits
Six months to June 2020
(0.7)
(0.3)
(0.1)
(0.1)
(0.2)
—
Six months to Dec 2019
(0.6)
(0.3)
(0.1)
(0.1)
(0.1)
—
Six months to June 2019
(0.5)
(0.3)
(0.1)
(0.1)
—
—
All-in sustaining costs gross
of by-product credits
Six months to June 2020
(461.7)
(174.5)
(114.7)
(118.1)
(54.3)
(9.6)
Six months to Dec 2019
(376.1)
(140.1)
(103.5)
(109.4)
(23.1)
(11.8)
Six months to June 2019
(364.2)
(157.7)
(109.1)
(97.4)
—
(13.5)
Gold equivalent ounces sold
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
Six months to Dec 2019
458.9
180.1
104.1
140.9
33.7
—
Six months to June 2019
432.5
183.2
115.4
133.9
—
—
AISC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2020
921
886
1,088
881
836
—
Six months to Dec 2019
820
778
994
776
685
—
Six months to June 2019
842
861
945
727
—
—
All-in cost
(per table on page 41)
Six months to June 2020
(481.7)
(178.1)
(119.4)
(129.5)
(54.7)
(48.9)
Six months to Dec 2019
(431.8)
(165.4)
(109.9)
(133.4)
(23.1)
(40.6)
Six months to June 2019
(447.4)
(184.6)
(142.9)
(119.9)
—
(102.5)
Add back by-product
credits
Six months to June 2020
(0.7)
(0.3)
(0.1)
(0.1)
(0.2)
—
Six months to Dec 2019
(0.6)
(0.3)
(0.1)
(0.1)
(0.1)
—
Six months to June 2019
(0.5)
(0.3)
(0.1)
(0.1)
—
—
All-in cost gross of
by-product credits
Six months to June 2020
(482.4)
(178.4)
(119.5)
(129.6)
(54.9)
(48.9)
Six months to Dec 2019
(432.4)
(165.7)
(110.0)
(133.5)
(23.2)
(40.6)
Six months to June 2019
(447.9)
(184.9)
(143.0)
(119.9)
—
(102.5)
Gold equivalent ounces sold
Six months to June 2020
501.5
197.1
105.5
133.9
65.0
—
Six months to Dec 2019
458.9
180.1
104.1
140.9
33.7
—
Six months to June 2019
432.5
183.2
115.4
133.9
—
—
AIC gross of by-product
credits per equivalent
ounce of gold – US$/eq oz
Six months to June 2020
962
905
1,133
967
844
—
Six months to Dec 2019
942
920
1,057
947
688
—
Six months to June 2019
1,036
1,009
1,239
896
—
—

Gold Fields H1
2020
Results
44
UNDERGROUND AND SURFACE

Gold Fields H1
2020
Results
45
UNDERGROUND AND SURFACE
United States Dollars
Imperial ounces with metric tonnes
and grade
Total Mine
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Operations
Australia
Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Tonnes mined (000 tonnes)
Six months to
June 2020
2,904
2,904
490
—
—
—
—
—
2,413
842
702
870
—
– underground ore
Dec 2019
2,893
2,893
631
—
—
—
—
—
2,263
682
693
888
—
June 2019
2,490
2,490
430
—
—
—
—
—
2,060
646
591
824
—
Six months to
June 2020
1,148
1,148
16
—
—
—
—
—
1,132
444
396
291
—
– underground waste
Dec 2019
1,100
1,100
25
—
—
—
—
—
1,075
462
279
333
—
June 2019
1,212
1,212
52
—
—
—
—
—
1,160
464
398
298
—
Six months to
June 2020
17,690
16,218
—
10,025
6,343
2,211
1,472
4,260
3,405
1,424
—
—
1,981
– surface ore
Dec 2019
18,656
17,526
—
11,281
7,016
1,983
1,129
4,343
4,184
2,034
—
—
2,150
June 2019
18,491
17,339
—
11,862
8,013
2,697
1,152
3,681
2,948
1,718
—
—
1,230
Six months to
June 2020
21,742
20,270
506
10,025
6,343
2,211
1,472
4,260
6,950
2,710
1,098
1,161
1,981
– total
Dec 2019
22,649
21,520
656
11,281
7,016
1,983
1,129
4,343
7,522
3,178
972
1,221
2,150
June 2019
22,193
21,041
482
11,862
8,013
2,697
1,152
3,681
6,168
2,828
989
1,122
1,230
Grade mined (grams per tonne)
Six months to
June 2020
5.3
5.3
6.3
—
—
—
—
—
5.1
5.1
5.1
5.2
—
– underground ore
Dec 2019
5.1
5.1
6.1
—
—
—
—
—
4.9
4.1
5.3
5.1
—
June 2019
5.4
5.4
6.3
—
—
—
—
—
5.2
4.0
6.2
5.5
—
Six months to
June 2020
1.2
1.2
—
1.4
1.3
1.5
1.5
0.8
1.2
1.4
—
—
1.1
– surface ore
Dec 2019
1.2
1.2
—
1.2
1.2
1.6
1.6
1.0
1.4
1.8
—
—
0.9
June 2019
1.3
1.3
—
1.3
1.2
1.6
1.5
1.1
1.3
1.7
—
—
0.8
Six months to
June 2020
1.8
1.8
6.1
1.4
1.3
1.5
1.5
0.8
2.8
2.8
5.1
5.2
1.1
– total
Dec 2019
1.7
1.7
5.9
1.2
1.2
1.6
1.6
1.0
2.6
2.4
5.3
5.1
0.9
June 2019
1.8
1.8
5.6
1.3
1.2
1.6
1.5
1.1
2.9
2.3
6.2
5.5
0.8
Gold mined (000 ounces)
Six months to
June 2020
496.8
496.8
98.8
—
—
—
—
—
398.0
138.5
113.9
145.6
—
– underground ore
Dec 2019
478.6
478.6
123.8
—
—
—
—
—
354.8
90.6
117.6
146.6
—
June 2019
433.0
433.0
86.6
—
—
—
—
—
346.4
84.0
117.9
144.5
—
Six months to
June 2020
689.0
618.3
—
446.5
271.0
104.8
70.6
111.2
131.3
63.9
—
—
67.4
– surface ore
Dec 2019
752.6
695.9
—
431.2
273.5
101.0
56.7
139.4
182.0
119.7
—
—
62.3
June 2019
769.2
714.3
—
512.7
320.9
136.9
54.8
130.5
125.9
93.6
—
—
32.3
Six months to
June 2020
1,185.8
1,115.1
98.8
446.5
271.0
104.8
70.6
111.2
529.3
202.3
113.9
145.6
67.4
– total
Dec 2019
1,231.3
1,174.6
123.8
431.2
273.5
101.0
56.7
139.4
536.9
210.3
117.6
146.6
62.3
June 2019
1,202.2
1,147.3
86.6
512.7
320.9
136.9
54.8
130.5
472.3
177.6
117.9
144.5
32.3
Ore milled/treated (000 tonnes)
Six months to
June 2020
2,891
2,891
501
—
—
—
—
—
2,390
815
698
877
—
– underground ore
Dec 2019
3,003
3,003
663
—
—
—
—
—
2,340
760
645
935
—
June 2019
2,546
2,546
435
—
—
—
—
—
2,110
707
586
818
—
Six months to
June 2020
12
12
12
—
—
—
—
—
—
—
—
—
—
– underground waste
Dec 2019
9
9
9
—
—
—
—
—
—
—
—
—
—
June 2019
44
44
44
—
—
—
—
—
—
—
—
—
—
Six months to
June 2020
18,670
17,303
441
11,108
7,314
2,427
1,367
3,364
3,757
1,701
—
—
2,057
– surface ore
Dec 2019
17,356
16,051
454
10,496
6,863
2,328
1,304
3,370
3,036
1,455
—
—
1,581
June 2019
15,384
14,214
61
10,372
6,886
2,317
1,169
3,348
1,602
1,544
—
—
58
Six months to
June 2020
21,573
20,206
954
11,108
7,314
2,427
1,367
3,364
6,147
2,516
698
877
2,057
– total
Dec 2019
20,368
19,063
1,126
10,496
6,863
2,328
1,304
3,370
5,376
2,215
645
935
1,581
June 2019
17,973
16,804
540
10,372
6,886
2,317
1,169
3,348
3,713
2,251
586
818
58
Yield (grams per tonne)
Six months to
June 2020
4.9
4.9
6.1
—
—
—
—
—
4.6
4.4
4.7
4.8
—
– underground ore
Dec 2019
4.8
4.8
6.0
—
—
—
—
—
4.5
3.7
5.1
4.7
—
June 2019
5.2
5.2
6.5
—
—
—
—
—
5.0
3.9
6.0
5.1
—
Six months to
June 2020
1.1
1.1
0.1
1.2
1.2
1.1
1.4
1.0
1.1
1.3
—
—
1.0
– surface ore
Dec 2019
1.2
1.2
0.1
1.2
1.1
1.3
1.4
1.3
1.4
2.0
—
—
1.0
June 2019
1.4
1.4
0.3
1.3
1.2
1.5
1.5
1.5
1.9
2.0
—
—
—
Six months to
June 2020
1.6
1.6
3.3
1.2
1.2
1.1
1.4
1.0
2.5
2.3
4.7
4.8
1.0
– combined
Dec 2019
1.8
1.8
3.6
1.2
1.1
1.3
1.4
1.3
2.8
2.6
5.1
4.7
1.0
June 2019
1.9
2.0
5.3
1.3
1.2
1.5
1.5
1.5
3.6
2.6
6.0
5.1
—
Gold produced (000 ounces)
Six months to
June 2020
454.5
454.5
98.9
—
—
—
—
—
355.5
115.5
105.9
134.1
—
– underground ore
Dec 2019
466.5
466.5
128.4
—
—
—
—
—
338.1
91.2
106.1
140.8
—
June 2019
427.2
427.2
91.0
—
—
—
—
—
336.2
88.9
113.3
134.0
—
Six months to
June 2020
668.7
607.8
1.5
420.4
271.7
87.8
60.9
108.7
138.2
72.5
—
—
65.7
– surface ore
Dec 2019
681.5
623.7
2.0
402.6
248.1
96.6
57.8
135.6
141.3
91.8
—
—
49.5
June 2019
694.2
639.1
0.6
437.8
270.9
111.8
55.1
157.1
98.7
98.7
—
—
—
Six months to
June 2020
1,123.2
1,062.3
100.4
420.4
271.7
87.8
60.9
108.7
493.8
188.1
105.9
134.1
65.7
– total
Dec 2019
1,112.9
1,055.0
130.4
368.1
223.3
86.9
57.8
134.9
479.5
183.0
106.1
140.8
49.5
June 2019
1,121.5
1,066.3
91.7
437.8
270.9
111.8
55.1
157.1
434.9
187.6
113.3
134.0
—

Gold Fields H1
2020
Results
46
UNDERGROUND AND SURFACE
United States Dollars
Imperial ounces with metric tonnes
and grade
Total Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Cost of sales before gold
inventory change and
amortisation and depreciation
(dollar per tonne)
Six months to
June 2020
114
114
193
—
—
—
—
—
97
88
113
92
—
– underground
Dec 2019
121
121
191
—
—
—
—
—
100
89
134
87
—
June 2019
130
130
247
—
—
—
—
—
104
88
136
94
—
Six months to
June 2020
25
24
7
28
21
43
38
24
21
26
—
—
17
– surface
Dec 2019
25
25
2
28
23
36
35
26
25
39
—
—
19
June 2019
26
26
4
27
25
28
36
24
30
30
—
—
—
Six months to
June 2020
37
37
107
28
21
43
38
24
51
46
113
92
17
– total
Dec 2019
40
41
115
28
23
36
35
26
58
56
134
87
19
June 2019
41
42
219
27
25
28
36
24
71
48
136
94
—

Gold Fields H1
2020
Results
47
ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30,
Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Website
www.goldfields.com
Listings
JSE / NYSE / GFI

CA Carolus
†
(Chair) RP Menell
†
(Deputy Chair) NJ Holland*
•
(Chief Executive Officer) PA Schmidt
•
(Chief Financial Officer) A Andani
#†
PJ Bacchus*
†
TP Goodlace
†
C Letton
^†
P Mahanyele-Dabengwa
•
SP Reid
^†
YGH Suleman
†
^
Australian   * British
#
Ghanaian
†
Independent Director
•
Non-independent Director

Gold Fields H1
2020
Results
48
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• changes in the market price of gold, and to a lesser extent copper and silver;
• material changes in the value of Rand and non-U.S. dollar currencies;
• difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South
  Africa;
• the ability of the Group to comply with requirements that it provide benefits to affected communities;
• the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
• the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
• changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
• supply chain shortages and increases in the prices of production imports;
• changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
• the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
• loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• regulation of greenhouse gas emissions and climate change;
• high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
• the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
• the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
• the occurrence of future acid mine drainage related pollution;
• geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
• economic, political or social instability in the countries where Gold Fields operates;
• downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
• reliance on outside contractors to conduct some of its operations;
• ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
• the inability to modernise operations and remain competitive within the mining industry;
• the effects of regional re-watering at South Deep;
• the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
• actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
• the occurrence of labour disruptions and industrial actions;
• the adequacy of the Group’s insurance coverage;
• financial flexibility could be limited by South African exchange control regulations;
• difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
• the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
• the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
• the identification of a material weakness in disclosure and internal controls over financial reporting;
• difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
• liquidity risks in trading ordinary shares on JSE Limited;
• Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
• shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 20 August 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer